SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

November 1, 1999
(Date of earliest event report)

WEYERHAEUSER COMPANY
(Exact name of registrant as specified in charter)

Washington	1-4825	91-0470860
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

Tacoma, Washington 98477
(Address of principal executive offices)
(zip code)

Registrant’s telephone number, including area code:
(253) 924-2345

Item 2. **Acquisition or Disposition of Assets**

On November 1, 1999, Weyerhaeuser Company Limited, a corporation incorporated under the laws of British Columbia and an indirect wholly-owned subsidiary of Weyerhaeuser Company (“Weyerhaeuser”), completed the acquisition of MacMillan Bloedel Limited pursuant to the terms and conditions of the Merger Agreement dated June 20, 1999 among Weyerhaeuser, Weyerhaeuser Company Limited (previously named Weyerhaeuser Exchangeco Limited) and MacMillan Bloedel Limited.

In the acquisition of MacMillan Bloedel, Weyerhaeuser initially will acquire the following assets:

- Three containerboard mills with an annual capacity of 1.1 million tons and 19 converting facilities with an annual production capability of 8.2 billion square feet of packaging.
- Three oriented strand board (OSB) facilities with an annual capacity of 1.1 billion square feet (3/8 basis). The new Saskatchewan OSB mill, currently under construction, will add 570 million square feet (3/8 basis). The agreement also includes two plywood facilities in Eastern Canada and one in Alabama.
- Six lumber mills, many producing high value specialty lumber from Western Red Cedar and other specialty grades in B.C., two sawmills in Ontario, one sawmill in Saskatchewan and one in Alabama.
- 6.9 million acres (2.8 million hectares) of productive timberlands, of which 427,500 acres (173,000 hectares) are held in the United States. This includes fee simple ownership of approximately 741,300 acres (300,000 hectares) of forestland.
- 49 percent ownership of Trus Joist MacMillan (TJM), a leading manufacturer of engineered wood products.
- 31 distribution centers located through the United States and Canada.

Pursuant to the Merger Agreement, Weyerhaeuser will provide MacMillan Bloedel shareholders with 0.28 shares of common stock in Weyerhaeuser or 0.28 equivalent exchangeable shares in Weyerhaeuser Company Limited for each MacMillan Bloedel common share owned.

Item 7. **Financial Statements and Exhibits**

(a) Financial statements of businesses acquired

Exhibit No.	Description
99.1	The Annual Information Form and Management's Discussion and Analysis for MacMillan Bloedel for the year ended December 31, 1998 filed with the Securities and Exchange Commission on April 7, 1999 on Form 40-F;
99.2	The Consolidated Financial Statements of MacMillan Bloedel for the year ended December 31, 1998 filed with the Securities and Exchange Commission on September 28, 1999 on Form 40-F/A; and,
99.3	The Consolidated Financial Statements of MacMillan Bloedel for the six month period ended June 30, 1999 filed with the Securities and Exchange Commission on August 11, 1999 on Form 6-K.

(b) Pro forma financial information

The required pro forma financial information is filed herewith.

(c) Exhibits

Merger Agreement dated June 20, 1999 among Weyerhaeuser Company and Weyerhaeuser Exchangeco Limited and MacMillan Bloedel Limited, including the Plan of Arrangement (incorporated by reference to Weyerhaeuser Company Registration Statement on Form S-3, Registration No. 333-84127).

23 - Consent of Public Accountants

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WEYERHAEUSER COMPANY

By /s/ K. J. Stancato
K. J. Stancato
Its: Vice President and Controller

Date: January 10, 2000

EXHIBIT INDEX

The following exhibits are filed herewith:

Exhibit No.	Description
23	Consent of Independent Public Accountants
99.1	The Annual Information Form and Management's Discussion and Analysis for MacMillan Bloedel for the year ended December 31, 1998 filed with the Securities and Exchange Commission on April 7, 1999 on Form 40-F
99.2	The Consolidated Financial Statements of MacMillan Bloedel for the year ended December 31, 1998 filed with the Securities and Exchange Commission on September 28, 1999 on Form 40-F/A
99.3	The Consolidated Financial Statements of MacMillan Bloedel for the six month period ended June 30, 1999 filed with the Securities and Exchange Commission on August 11, 1999 on Form 6-K

WEYERHAEUSER AND MACMILLAN BLOEDEL

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following Unaudited Pro Forma Condensed Combined Financial Statements give effect to the Transaction being accounted for using the purchase method of accounting, whereby the total cost of the Transaction was allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values at the Effective Time. The Unaudited Pro Forma Condensed Combined Financial Statements were prepared on the basis of assumptions described in the notes thereto, including assumptions related to the allocation of the total purchase cost to the assets and liabilities of MB based upon preliminary estimates of fair value. The actual allocation may differ from those assumptions after valuations and other procedures are completed.

The Unaudited Pro Forma Condensed Combined Statements of Earnings were prepared as if the Transaction occurred as of December 29, 1997 (the beginning of Weyerhaeuser's 1998 fiscal year), and January 1, 1998 for MB. The Unaudited Pro Forma Condensed Combined Balance Sheet was prepared as if the Transaction occurred as of June 27, 1999 for Weyerhaeuser and June 30, 1999 for MB. These statements are not necessarily indicative of what the actual operating results or financial position would have been had the Transaction occurred on the dates and for the periods indicated and do not purport to indicate future results of operations. In addition, they do not reflect any cost savings or other synergies resulting from the Transaction.

The Unaudited Pro Forma Condensed Combined Financial Statements should be read in conjunction with the historical consolidated financial statements and related notes of Weyerhaeuser and MB.

WEYERHAEUSER AND MACMILLAN BLOEDEL

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

JUNE 30, 1999

	Weyerhaeuser	MacMillan Bloedel	Pro Forma Adjustments	Pro Forma Combined
		(in U.S.$ millions)		
ASSETS				
Forest products operations				
Cash and short term investments	$ 51	$ 280	$ --	$ 331
Accounts receivable	1,087	381	(4)[4]	1,464
Inventories	989	376	(1)[5]	1,364
Prepaid expenses and other	279	13	(18)[9]	274
Total current assets	2,406	1,050	(23)	3,433
Property, plant and equipment, timber and timberlands, and investment in equity affiliates	8,232	1,271	1,030 [9]	10,533
Other assets and deferred charges	319	80	691 [9]	1,090
	10,957	2,401	1,698	15,056
Real estate and related assets	1,913	--	--	1,913
Total assets	$ 12,870	$ 2,401	$ 1,698	$ 16,969
LIABILITIES				
Forest products operations				
Short term interest bearing debt	$ 7	$ 162	$ --	$ 169
Accounts payable and accrued liabilities	1,453	411	41 [4][9]	1,905
Current portion of long term debt	57	18	--	75
Total current liabilities	1,517	591	41	2,149
Long term debt	3,338	614	--	3,952
Other long term obligations	512	129	25 [9]	666
Deferred income taxes	1,419	23	399 [9][10]	1,841
	6,786	1,357	465	8,608
Real estate and related assets	1,450	--	--	1,450
Total liabilities	8,236	1,357	465	10,058
SHAREHOLDERS' EQUITY	4,634	1,044	1,233 [5][9][10]	6,911
Total liabilities and shareholders' equity	$ 12,870	$ 2,401	$ 1,698	$ 16,969

WEYERHAEUSER AND MACMILLAN BLOEDEL
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1998

	Weyerhaeuser	MacMillan Bloedel	Pro Forma Adjustments	Pro Forma Combined
	(in U.S.$ millions except per share data)			
Sales				
Forest products operations	$ 9,574	$ 2,519	$ 171 (3)(8)	$ 12,264
Real estate and related assets	1,192	--	--	1,192
	10,766	2,519	171	13,456
Costs and expenses				
Forest products operations				
Costs of products sold	7,468	2,165	239 (3)(5)(6)(8)	9,872
Depreciation, depletion and amortization	611	99	82 (8)(11)	792
Selling, general and administrative expenses	706	198	27 (6)(8)	931
Taxes other than payroll and income taxes	130	--	(130)(6)	--
Charge for impairment of long-lived assets/ restructuring and other unusual charges	71	59	--	130
Charge for Year 2000 remediation	42	--	3 (6)	45
	9,028	2,521	221	11,770
Real estate and related assets				
Costs and operating expenses	1,016	--	--	1,016
Depreciation and amortization	5	--	--	5
Selling, general and administrative expenses	61	--	--	61
	1,082	--	--	1,082
Total costs and expenses	10,110	2,521	221	12,852
Operating earnings	656	(2)	(50)	604
Interest expense and other				
Forest products operations				
Interest expense	(257)	(72)	(8)(8)	(337)
Equity in income of affiliates	28	60	--	88
Other income, net	15	88	1 (8)	104
Real estate and related assets	21	--	--	21
Earnings before income taxes	463	74	(57)	480
Income taxes	(169)	(16)	(24)(5)(8)(11)	(209)
Net earnings from continuing operations before extraordinary items	$ 294	$ 58	$ (81)	$ 271
Basic net earnings per share	$ 1.48			$ 1.16
Diluted net earnings per share	$ 1.47			$ 1.15
Weighted average shares outstanding (thousands)				
Basic	198,914		34,740	233,654
Dilutive effect of common share equivalents	336		1,468	1,804
Diluted weighted average shares outstanding	199,250		36,208	235,458

WEYERHAEUSER AND MACMILLAN BLOEDEL
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1999

	Weyerhaeuser	MacMillan Bloedel	Pro Forma Adjustments	Pro Forma Combined
	(in U.S.$ millions except per share data)			
Sales				
Forest products operations	$ 5,119	$ 1,379	$ (19)[3]	$ 6,479
Real estate and related assets	590	--	--	590
	5,709	1,379	(19)	7,069
Costs and expenses				
Forest products operations				
Costs of products sold	3,897	1,156	15 [3][5][6]	5,068
Depreciation, depletion and amortization	308	52	29 [11]	389
Selling, general and administrative expenses	384	80	30 [6]	494
Taxes other than payroll and income taxes	65	--	(65)[6]	--
Charge for impairment of long-lived assets/ restructuring and other unusual charges	91	--	--	91
Charge for Year 2000 remediation	27	--	2 [6]	29
	4,772	1,288	11	6,071
Real estate and related assets				
Costs and operating expenses	478	--	--	478
Depreciation and amortization	2	--	--	2
Selling, general and administrative expenses	32	--	--	32
	512	--	--	512
Total costs and expenses	5,284	1,288	11	6,583
Operating earnings	425	91	(30)	486
Interest expense and other				
Forest products operations				
Interest expense	(129)	(26)	--	(155)
Equity in income of affiliates	8	28	--	36
Other income, net	7	38	--	45
Real estate and related assets	13	--	--	13
Earnings before income taxes	324	131	(30)	425
Income taxes	(118)	(51)	8 [11]	(161)
Net earnings from continuing operations before cumulative effect of accounting change	$ 206	$ 80	$ (22)	$ 264
Basic net earnings per share	$ 1.03			$ 1.13
Diluted net earnings per share	$ 1.02			$ 1.12
Weighted average shares outstanding (thousands)				
Basic	199,874		33,876	233,750
Dilutive effect of common share equivalents	722		1,494	2,216
Diluted weighted average shares outstanding	200,596		35,370	235,966

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1. Basis of Presentation

The Merger Agreement provided for the combination of Weyerhaeuser and MB in a Transaction in which each holder of MB Common Shares who is a Canadian Resident was entitled to receive, at its option, 0.28 Weyerhaeuser Common Shares, or 0.28 Exchangeable Shares for each MB Common Share held, and each holder of MB Common Shares who is not a Canadian Resident was entitled to receive 0.28 Weyerhaeuser Common Shares for each MB Common Share held.

2. Conversion of MB's Historical Financial Statements

The Unaudited Pro Forma Condensed Combined Financial Statements are presented in U.S. dollars and in accordance with U.S. GAAP. Thus, MB's statements of operations for the year ended December 31, 1998, and for the six months ended June 30, 1999, were converted from Cdn$ to U.S.$ using an average exchange rate for each period (U.S.$0.6743 per Cdn$1 and U.S.$0.6701 per Cdn$1, respectively). MB's balance sheet was converted from Cdn$ to U.S.$ using the exchange rate effective on the balance sheet date for assets and liabilities (U.S.$0.6793 per Cdn$1), except for the investment in equity affiliates and the equity accounts which were translated at historical exchange rates. Certain adjustments were necessary to convert MB's historical financial statements, prepared in accordance with Canadian GAAP, to U.S. GAAP. The following schedule presents the conversion of MB's financial information from Canadian dollars and Canadian GAAP into U.S. dollars and U.S. GAAP.

2. Conversion of MB's Historical Financial Statements (Continued)

BALANCE SHEET
JUNE 30, 1999

		Canadian GAAP Cdn.$	U.S. GAAP Cdn.$ (in $ millions)	U.S. GAAP U.S.$
ASSETS				
Cash and short term investments	(A)	$ 464	$ 412	$ 280
Accounts receivable	(A)(L)(J)	407	561	381
Inventories	(A)	603	554	376
Prepaid expenses and other	(A)	28	19	13
Total current assets		1,502	1,546	1,050
Property, plant and equipment, timber and timberlands, and investment in equity affiliates	(A)(G)	1,800	1,852	1,271
Other assets and deferred charges	(A)(B)(C)(G)(H)	94	117	80
Total assets		$ 3,396	$ 3,515	$ 2,401
LIABILITIES				
Short term interest bearing debt	(L)	$ 20	$ 239	$ 162
Accounts payable and accrued liabilities	(A)(D)(E)	647	605	411
Current portion of long term debt	(A)	27	26	18
Total current liabilities		694	870	591
Long term debt	(A)(C)(I)	865	903	614
Other long term obligations	(D)(E)(K)(M)	114	190	129
Deferred income taxes	(A)(B)(C)(D)(E)(G)(H)	60	35	23
		1,733	1,998	1,357
SHAREHOLDERS' EQUITY		1,663	1,517	1,044
Total liabilities and shareholders' equity		$ 3,396	$ 3,515	$ 2,401

,

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(Continued)

2. Conversion of MB's Historical Financial Statements (Continued)

STATEMENT OF EARNINGS

		Canadian GAAP Cdn.$	U.S. GAAP Cdn.$ (in $ millions)	U.S. GAAP U.S.$
For the year ended December 31, 1998				
Sales	(A)	$ 4,183	$ 3,735	$ 2,519
Costs and expenses				
Costs of products sold	(A)(B)(D)(E)(J)	3,419	3,211	2,165
Depreciation, depletion and amortization	(A)(H)	192	147	99
Selling, general and administrative expenses	(A)(D)(E)	390	294	198
Restructuring and other unusual charges	(M)	78	88	59
		4,079	3,740	2,521
Operating earnings		104	(5)	(2)
Interest expense and other				
Interest expense	(A)(C)(I)	(108)	(106)	(72)
Debt retirement costs	(F)	(42)	--	--
Equity in income of affiliates	(A)	--	89	60
Other income, net	(A)(C)(J)(K)(N)	138	129	88
Earnings before income taxes and extraordinary items		92	107	74
Income taxes	(H)	(19)	(23)	(16)
Net earnings from continuing operations before extraordinary items		$ 73	$ 84	$ 58
		=======	=======	=======
For the six months ended June 30, 1999				
Sales	(A)	$ 2,200	$ 2,058	$ 1,379
Costs and expenses				
Costs of products sold	(A)(B)(D)(E)(J)	1,753	1,724	1,156
Depreciation, depletion and amortization	(A)(G)(H)	97	78	52
Selling, general and administrative expenses	(A)(D)(E)	160	120	80
		2,010	1,922	1,288
Operating earnings		190	136	91
Interest expense and other				
Interest expense	(A)(C)(I)	(39)	(39)	(26)
Equity in income of affiliates	(A)(G)	--	42	28
Other income, net	(A)(C)(J)	21	56	38
Earnings before income taxes and cumulative effect of accounting change		172	195	131
Income taxes	(H)	(66)	(75)	(51)
Net earnings from continuing operations before cumulative effect of accounting change		$ 106	$ 120	$ 80
		=======	=======	=======

2. Conversion of MB's Historical Financial Statements (Continued)

(A) Under Canadian GAAP, MB's interests in joint ventures are accounted for using the proportional method of consolidation. Under U.S. GAAP, these investments are recorded using the equity method.

(B) Under Canadian GAAP, unrealized exchange gains and losses arising from the translation of long-term debt denominated in foreign currencies are deferred and amortized over the remaining life of the related debt. Under U.S. GAAP, such exchange gains and losses are included in earnings in the period in which they arose.

(C) Canadian GAAP permits the offsetting of debt and related financial assets under certain circumstances, whereas U.S. GAAP does not.

(D) Under Canadian GAAP, costs of providing life insurance and health care benefits to substantially all employees after retirement are recognized as paid. Costs of providing benefits to former or inactive employees after employment but before retirement are also recognized as paid under Canadian GAAP. Under U.S. GAAP, these costs are accrued during the employees' years of active service.

(E) Accounting for pension costs under U.S. GAAP differs from Canadian GAAP principally with respect to the discount rate used to calculate the projected benefit obligation and the related effect on pension expense.

(F) Under Canadian GAAP, the cost of early retirement of long-term debt is included in earnings before taxes. Under U.S. GAAP, it is presented as an extraordinary item, net of income taxes.

(G) Under Canadian GAAP, certain start-up costs are deferred and amortized. Under U.S. GAAP, effective with fiscal year 1999, such costs are included in net earnings as incurred. Additionally, under U.S. GAAP, the unamortized portion of such deferred costs are expensed as the cumulative effect of a change in an accounting principle, net of income taxes in the first quarter of fiscal year 1999.

{H) Under Canadian GAAP, deferred income taxes are accounted for using the deferral method. Under U.S. GAAP, deferred tax assets and liabilities are recognized based on differences between the financial statement and tax bases of assets and liabilities using presently enacted rates. In addition, under U.S. GAAP, a valuation allowance is established for deferred tax assets when it is not expected that they will be realized.

(I) Canadian GAAP requires the separate presentation on the balance sheet of the liability and equity components of the MB Convertible Debentures with the interest related to the equity component reflected as a charge to retained earnings. Under U.S. GAAP, the MB Convertible Debentures are shown as debt and related interest expense is charged to income.

(J) Canadian GAAP requires gains and losses on forward exchange contracts which hedge anticipated future sales to be included in earnings in the same period the sale is recognized. Under U.S. GAAP, such gains and losses would have been charged to earnings in the period in which the exchange rate changes or in the case of settlement in the period, when the transaction is settled.

(K) Under Canadian GAAP, MB established provisions in 1998 for severance and other related costs in connection with the planned closure of a mill. These reserves do not qualify for liability recognition under U.S. GAAP.

(L) Under Canadian GAAP, a transfer of receivables may be treated as a sale if significant risks and rewards of ownership are transferred and if reasonable assurance exists about the measurement of the consideration derived from the transfer. Under U.S. GAAP, a transfer of receivables may be treated as a sale only if the transferor has surrendered control over the transferred receivables. Otherwise, the sales proceeds are considered to be a debt obligation.

(M) Under Canadian GAAP, future removal and site restoration and environmental remediation liabilities can be accrued in a rational and systematic manner over the remaining life of the related capital asset. Under U.S. GAAP, environmental remediation liabilities must be accrued when the environmental remediation is considered probable and can reasonably be determined.

(N) Under Canadian GAAP, when debt is retired, the difference between the net carrying amount of the debt and the retirement cost may, under certain circumstances, be recognized as a loss in the period in which the decision to retire the debt is made. Under U.S. GAAP, the loss is recognized as an extraordinary item in the period of retirement, net of related taxes.

3. Intercompany Transactions

To eliminate intercompany transactions between Weyerhaeuser and MB.

4. Intercompany Account Balances

To eliminate intercompany balances between Weyerhaeuser and MB.

5. Intercompany Profit

To eliminate the intercompany profit in inventories on sales/purchases transactions between Weyerhaeuser and MB, and Weyerhaeuser purchases from an MB equity affiliate. Multiplying the change in inventory balances on hand by the average margin on such sales approximated the intercompany profit elimination by Weyerhaeuser, MB and the equity affiliate. For the Weyerhaeuser purchases from the MB equity affiliate, the ownership interest in the affiliate is also factored into the profit elimination.

6. Reclassification

- To reclassify taxes other than payroll and income taxes on the Weyerhaeuser statement of earnings to costs of product sold and selling, general and administrative to conform to the format of the Unaudited Condensed Combined Pro Forma Statement of Earnings.

- To segregate MB's Year 2000 remediation costs previously included in the selling, general and administrative costs category.

- To reclassify certain of MB's 1999 operating location costs from cost of sales to the selling, general and administrative costs category to conform to the methodology adopted by Weyerhaeuser.

7. Common Shares Outstanding

Basic net earnings per common share, before cumulative effect of a change in an accounting principle in 1999 and an extraordinary item in 1998, have been calculated based upon the pro forma weighted average shares outstanding for each period presented. Weyerhaeuser's historical weighted average shares outstanding was increased in each period by the weighted average number of MB Common Shares outstanding, multiplied by the Exchange Ratio of 0.28.

For calculating pro forma diluted net earnings per common share from continuing operations and before cumulative effect of a change in an accounting principle in 1999 and an extraordinary item in 1998, the pro forma weighted average shares outstanding for each period, was further increased by:

- stock options outstanding at the beginning of or granted during each period, and

- the assumed conversion of the weighted average number of MB Convertible Debentures (converted into the equivalent number of Weyerhaeuser Common Shares) outstanding during each period.

The pro forma basic and diluted earnings per share for each period are calculated based upon the weighted average common shares outstanding as follows:

	Six Months Ended June 30, 1999	Year Ended December 31, 1998
Weighted average shares outstanding (thousands)		
Basic	233,750	233,654
Dilutive effect of stock options and assumed conversion of Convertible Debentures	2,216	1,804
Diluted	235,966	235,458

8. Discontinued Operations

Both Canadian GAAP and U.S. GAAP require that discontinued operations resulting from the disposal of identifiable segments be disclosed separately from continuing operations in the financial statements. In addition, both Canadian and U.S. accounting standards bodies have issued pronouncements requiring companies to present their segments using a management approach. Accordingly, when MB approved a plan, in December 1997, to exit the paper business and medium density fibreboard business, the 1997 and 1998 operating results, financial position and cash flow of these two businesses were reported as discontinued operations. Since Weyerhaeuser includes like businesses in continuing operations, the financial disclosures related to discontinued operations of MB are reclassified to continuing operations in these Unaudited Pro Forma Condensed Combined Financial Statements.

In addition, both Canadian GAAP and U.S. GAAP require an accrual for estimated future operating losses up to the date of disposal of the discontinued operations. Such accruals are not permitted for continuing operations and, accordingly have been reversed in these Unaudited Pro Forma Condensed Combined Financial Statements.

9. Purchase Price Allocation

The Unaudited Pro Forma Condensed Combined Financial Statements reflect the issuance of 33,529,389 Weyerhaeuser Common Shares or Exchangeable Shares for all of the outstanding MB Common Shares and MB Warrants as of June 30, 1999, the Exchange Ratio of 0.28 of a Weyerhaeuser Common Share or 0.28 of an Exchangeable Share for each MB Common Share and an average market price per Weyerhaeuser Common Share of U.S.$67.953 per share. The average market price per Weyerhaeuser Common Share is based on the average closing price for a range of trading days (June 17, 1999 through June 22, 1999) around the announcement date (June 21, 1999) of the Transaction. In addition, Weyerhaeuser issued Replacement Options in exchange for outstanding MB Options with the number of shares and the exercise price appropriately adjusted by the Exchange Ratio. Estimated direct transaction costs and expenses of U.S.$18 million have been included as a part of the total estimated purchase cost.

The Unaudited Pro Forma Condensed Combined Financial Statements have been prepared on the basis of assumptions relating to the allocation of the total purchase cost to the assets and liabilities of MB based upon preliminary estimates of their fair value. The actual allocation of the total purchase cost may differ from those assumptions after valuations and other procedures are completed.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(Continued)

9. Purchase Price Allocation (Continued)

The purchase price to MB Securityholders of U.S.$2,303 million was calculated as follows:

• Total MB Common Shares and MB Warrants exchanged	119,753,415
• Multiplied by the Exchange Ratio	0.28
• Equivalent Weyerhaeuser Common Shares	33,530,956
• Less: Fractional shares	(1,567)
	33,529,389
• Multiplied by the average market price	U.S.$67.953
• Value of securities issued (millions)	U.S.$2,278
• Value of Replacement Options issued for MB Options	25
Total Purchase Price	$ 2,303

The purchase price to MB Securityholders, plus estimated direct transaction costs and expenses, and the deferred tax effect of applying purchase accounting at June 30, 1999, over the historical net assets of MB were calculated as follows:

	In U.S.$ millions
• Purchase price to MB Securityholders	$ 2,303
• Direct transaction costs and expenses	18
• Additional accrued liabilities	45
• Deferred tax effect of applying purchase accounting	399
• Less: historical net assets	(1,044)
	$ 1,721

The excess purchase price was allocated as follows:

	In U.S.$ millions
• Property, plant and equipment, timber and timberlands, and investment in equity affiliates	$ 1,030
• Pension plan assets in excess of projected benefit obligation	25
• Goodwill	666
	$ 1,721

As described in Note 11, the excess purchase price will be depreciated/amortized over various time periods.

10. Income Tax Adjustments

The increase to deferred income taxes of U.S.$399 million relates to the tax effect of the increase to fair market value of assets acquired and liabilities assumed.

11. Depreciation, Amortization and Reduction of Deferred Tax Liability

Additional depreciation and amortization on the increase to fair market value has been calculated on the straight-line basis over 20 years for property, plant and equipment and equity affiliates, and 15 to 40 years for timber and timberlands. Amortization on goodwill has been calculated on a straight-line basis over 40 years. The pro forma adjustment to depreciation and amortization was U.S.$58 million in 1998 and U.S.$29 million for the six months ended June 30, 1999. A deferred tax benefit of U.S.$15 million for 1998 and U.S.$8 million for the six months ended June 30, 1999 resulted from the additional depreciation and amortization charges.

EXHIBIT 23 - Consent of Independent Accountants

PRICEWATERHOUSECOOPERS

Exhibit 23

PricewaterhouseCoopers LLP
Chartered Accountants
601 West Hastings Street
Suite 1400
Vancouver British Columbia
Canada V6B 5A5
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7664
Direct Fax +1 (604) 806-7667

CONSENT OF INDEPENDENT ACCOUNTANTS

To Weyerhaeuser Company

As independent public accountants, we consent to the use of our Auditors' Report dated February 10, 1999 (except for note 20 which is at September 17, 1999) in the MacMillan Bloedel Limited Annual Report on Form 40-F/A for the year ended December 31, 1998 included in this form 8K filed in the United States.

Chartered Accountants

Vancouver, British Columbia
January 10, 2000

EXHIBIT 99.1 The Annual Information Form and Management's Discussion and Analysis for MacMillan Bloedel for the year ended December 31, 1998 as filed on Form 40-F on April 7, 1999

U.S. Securities and Exchange Commission
Washington, D.C. 20549

FORM 40-F

[Check one]

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 1998 Commission file number 1-7902

MacMILLAN BLOEDEL LIMITED

(Exact name of Registrant as specified in its charter)

British Columbia

(Province or other jurisdiction of incorporation or organization)

93-0463478

(I.R.S. Employer Identification Number

925 West Georgia Street, Vancouver, B.C. V6C 3L2 (604) 661-8302

(Address and telephone number of Registrant's principal executive offices

R.H. Craig, Esq., MacMillan Bloedel Packaging Inc., Suite 300 - 4001 Carmichael Road,
Montgomery, Alabama 36106-3635, (334) 213-6100

(Name, address (including zip code) and telephone number
(including area code for agent for service in the United States))

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Common Shares

For annual reports, indicated by check mark the information filed with this Form:

[X] Annual Information Form [X] Audited Annual Financial Statements

Number of common shares oustanding at December 31, 1998: 122,580,913

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule. Yes________ 82-________ No.__X__

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes __X____ No.________

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

SIGNATURE

Pursuant to the requirements of the Securities Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused the registration statement annual report to be signed on its behalf by the undersigned, thereto duly authorized.

MacMILLAN BLOEDEL LIMITED
(Registrant)

Date: April 7, 1999

By: "G.E. Mynett"
(G.E. Mynett, Corporate Secretary and
Associate General Counsel)

MacMillan Bloedel Limited

Form 40-F

For Year Ended December 31, 1998

List of Exhibits

Exhibit No.	Description	Pages in Annual Report
1	MacMillan Bloedel Limited Annual Information Form dated March 26, 1999	
2 *	MacMillan Bloedel Limited Annual Report 1998	
	a) Management's Discussion & Analysis	12-41
	b) Audited Annual Financial Statements	
	(i) Audit Report	43
	(ii) Consolidated Financial Statements	44-63
	(iii) Reconciliation with United States Generally Accepted Accounting Principles	60-61
	Note 20 to Consolidated Financial Statements - Significant Differences Between Canadian and United States Generally Accounting Principles	
3 *	Consent of Independent Accountants	

*** The documents described in Exhibits 2(b) and 3 were subsequently amended and filed on Form 40-F/A, dated September 28, 1999.**

EXHIBIT 1 - 1998 Annual Information Form

MacMillan Bloedel Limited

Annual Information Form

March 26, 1999

MacMillan Bloedel Limited

ANNUAL INFORMATION FORM

1998

CONTENTS

THE COMPANY

Corporate profile

MacMillan Bloedel Limited, as a corporation, ("the Company") together with its subsidiaries ("MacMillan Bloedel" or "MB") is one of the largest forest products companies in Canada and has integrated operations in Canada, the United States and Mexico. MB also has marketing facilities in North America and Japan and a significant joint venture in North America. MB currently has five primary business segments in continuing operations: Solid Wood, Panelboards, Engineered Lumber, Distribution and Packaging, with Panelboards reported in the All Other businesses segment through 1998. In 1998 MB sold its Paper operations and its Medium Density Fibreboard (MDF) mills, which since 1997 have been reported as discontinued operations.

MB manages almost 2.0 million hectares of productive timberlands, which supply most of its fibre requirements. Of these timberlands, 1.1 million hectares are in British Columbia (BC) where MB's Corporate head office and most of its Solid Wood business are located. MB has commitments to sell wood fibre to formerly owned pulp and paper mills also located in BC. The products of MB's continuing operations include logs, lumber, chips, oriented strandboard (OSB) and other panelboards, engineered lumber, containerboard, corrugated containers and SpaceKraft®. Lumber and containerboard are sold throughout the world.

Incorporation of MB's 1998 Annual Report by reference

To a significant degree, MB's business, including segments and issues affecting it are described in MB's 1998 Annual Report (Annual Report) in the Management's, Discussion & Analysis (MD&A) on pages 12 to 41 and Consolidated Financial Statements and Notes to Consolidated Financial Statements (Financial Statements) on pages 44 to 63. To avoid repeating information, pages 12 to 63 of the Annual Report are incorporated by reference in this Annual Information Form (AIF) for two items -- Business of MacMillan Bloedel and MD&A. Information in the AIF includes developments to March 26, 1999 and two significant events subsequent to March 1, 1999, the date of the MD&A. For a summary of those events see page 20 of this AIF under the heading MD&A.

With respect to describing MB's overall business, pages 12 to 17 and 31 to 32 of the Annual Report discuss major changes that affected MB's earnings in 1998, 1997 and 1996 and include information on sales, exports, exchange and price sensitivities. Pages 33 and 34 of the Annual Report discuss MB's capital resources and page 63 provides geographic information.

With respect to MB's business segments, pages 18 to 31, 56 to 57 and 61 to 63 of the Annual Report include information about MB's continuing and discontinued operations.

Pages 35 to 41 of the Annual Report discuss the known trends, issues and uncertainties that could have a significant impact on MB and its businesses.

Incorporation and principal subsidiaries

After approval by common shareholders at the Annual General Meeting (AGM) held April 23, 1998, the Company on April 27, 1998 became a federal company incorporated under the Canada Business Corporations Act (the "CBCA"). Prior to that date, the Company was a BC corporation incorporated under the British Columbia Company Act resulting from the amalgamation of the Company and certain of its wholly-owned subsidiaries. The principal predecessor company was incorporated by Memorandum of Association registered July 13, 1911.

As a result of the Company's incorporation under the CBCA, the Company adopted new bylaws which had previously been approved by the common shareholders at the AGM held April 23, 1998 and are described in the information circular in connection with that AGM.

The following is a list of the Company's principal subsidiary companies as at December 31, 1998:

Subsidiary (100% owned)	Jurisdiction of incorporation
MacMillan Bloedel (U.S.A.) Inc.	Delaware
MacMillan Bloedel of America Inc.	Alabama
MacMillan Bloedel Packaging Inc.	Alabama
Canadian Maas River Investment N.V.	Netherland Antilles

GENERAL DEVELOPMENTS OF MacMILLAN BLOEDEL OVER PRECEDING FIVE YEARS

During the last five years MB's results varied from net earnings of $280 million in 1995 to a net loss of $368 million in 1997. Net earnings in 1998 of $42 million were adversely affected by the very weak Japanese lumber market as well as a $41 million after tax provision for funding a subsidiary company's roofing product claims. The magnitude of the net loss in 1997 was largely attributable to a $340 million after tax charge resulting from a comprehensive strategic evaluation of each of MB's businesses in late 1997.

In 1994 MB embarked on a corporate strategy to improve operating earnings, focusing on controllable cost reduction, higher margin-added products and growth through greenfield capital investment and acquisition. The capital spending was largely completed by the end of 1996. However, results in 1996 proved disappointing and continued so in 1997. Contributing to those results were significantly higher BC logging costs due to the Government's introduction in 1995 of the BC Forest Practices Code (FPC) and substantially higher stumpage and royalty fees. During 1996 markets became more competitive for most of MB's products, particularly for paper and packaging, which experienced unexpected price declines.

A new chief executive officer (CEO), W.T. Stephens, was hired in September 1997 and an extensive 90 day strategic review of the Company's business segments was conducted (Strategy Review), the results of which were announced in January 1998. The Strategy Review resulted in a restructuring of MB's operations and a related $340 million charge against 1997 results, with Paper and MDF segregated as discontinued operations. Following the Strategy Review many significant changes were made in 1998:

* Costs were reduced through the elimination of 14% of MB's workforce
* Costs were also reduced in Solid Wood in BC through the co-design/co-management process, a joint collaboration of union and management employees, and greater utilization of private timberlands
* MB's North American Distribution business was restructured to improve profitability with an emphasis on higher margin products
* Paper business was sold effective May 1, 1998
* MDF operations were sold on September 30, 1998
* Substantial debt was repaid with the proceeds from the sale of assets

Management's decision to sell Paper was based on the view that shareholder value would be enhanced by exiting this business. With respect to MDF, that market has excess capacity, a situation which was not expected to change over the next few years. Management decided to sell MB's MDF mills rather than wait for supply and demand to come into better balance.

In addition to the Strategy Review, the following major developments occurred during the past five years:

MB sold several operations to concentrate on its core business segments. Divestitures included Harmac pulp operations in 1994 and the 17% investment in NV Koninklijke KNP BT in 1996. In 1997 MB sold Canadian Transport ("CTCo"), its shipping transportation subsidiary, and Kingcome Navigation, its BC log towing and barging division. On August 31, 1998 MB sold its 50% interest in MacMillan Bathurst, one of the largest corrugated container manufacturers in Canada.

The following paragraphs summarize developments in each of MB's businesses:

The most significant development in Solid Wood during the period, other than escalating logging costs, was the collapse in 1997 of the Japanese lumber market which resulted in the temporary closure and subsequent restructuring of two of the Company's whitewood mills. In June 1998 the Company announced a major initiative to increase conservation of old growth forest by phasing out clearcutting over a five year period. This change is expected to enable the Company to be certified under systems currently emerging for forest certification.

Through joint ventures, MB made significant investments in two OSB and two MDF mills, all four of which were operating at the beginning of 1997. MB increased its investment to 100% in both MDF mills before their sale in 1998. In 1996 MB increased its investment in one OSB mill from 18% to 100% and in late 1998, increased its interest in the other from 51% to 70% and in early 1999 to 90%. During 1998 OSB prices soared as demand exceeded supply.

Since its inception in 1991, Trus Joist MacMillan ("TJM"), a joint venture in which MB has a 49% interest, has been the dominant engineered lumber producer in North America. TJM products continue to gain acceptance in the residential construction market. In 1995 TJM started up two engineered lumber plants in the eastern US and in late 1998 added a third in Alabama.

For most of the period, MB's North American building materials distribution business grew significantly with sales of non-MB products increasing through 1996. During 1995 the business was restructured in order to improve profitability and was further restructured in 1998 to focus on higher margin MB and TJM produced products.

In 1995 MB purchased Green Forest Lumber Corporation ("GFL"), an Ontario based lumber and distribution company.

During 1994 containerboard markets became much stronger and MB started construction of a 100% recycled linerboard mill in Kentucky which was completed in December 1995. In late 1995 and 1996, however, significant new capacity came on stream during a period of modest economic growth and the containerboard market quickly deteriorated. In 1997 prices began to improve as demand became more in balance with supply, but by mid-1998 prices had declined as a result of the Asian crisis. Throughout the five years, MB's Packaging business has expanded its converting operations in the US.

In its Paper business, the Company had concentrated on cost reduction and value added grade mix. In 1995 the lightweight coated paper project at Port Alberni was completed.

Looking forward, MB's strong balance sheet gives it the financial capacity and flexibility to grow the value of its core building materials business in three areas: durable wood products (Western Red Cedar and similar species), appearance grade lumber (hemlock and Douglas fir) and total building solutions (OSB and engineered lumber). Management continues to explore alternatives to exit the Packaging business and needs to see significant improvement in US market access, the industry's cost structure and Japanese demand before further investment in the BC coastal forestry will be considered.

Capital expenditure program

Over the past five years capital expenditures for continuing and discontinued operations, including MB's proportionate share of joint ventures, were almost $2 billion, with over $250 million spent on environmental projects and over $900 million on discretionary expansion and modernization projects. In 1995, environmental focus shifted to forestry practices with the introduction of the BC Forest Practices Code (FPC) which became fully effective by mid-1997. The FPC has increased operating costs rather than capital expenditures. In 1995 and 1996 several major expansionary projects were substantially completed. By contrast, most capital expenditures in the other years were related to the environment and maintenance and replacement of existing capacity. During 1998 capital expenditures (excluding business acquisitions) on continuing operations amounted to $159 million, which was low when compared to the period from 1994 to 1996, but up from $90 million in 1997 when expenditures were kept to a minimum to conserve cash.

BUSINESS OF MacMILLAN BLOEDEL

The following table summarizes total revenue, operating earnings (loss) and capital expenditures for MB and each of its business segments during the last five years. A description of operations included in each business or line item follows on the next page.

($ millions)	1998	1997	1996	1995	1994
Continuing operations					
Sales --					
Solid Wood	$ 1,030	$ 1,329	$ 1,281	$ 1,592	$ 1,360
Engineered Lumber	565	479	386	325	332
Distribution	1,459	1,718	1,520	1,229	1,350
Packaging	1,095	1,009	992	1,135	939
All Other	620	635	614	623	311
Inter-segment	(586)	(649)	(526)	(577)	(511)
	$ 4,183	$ 4,521	$ 4,267	$ 4,327	$ 3,781
Operating earnings (loss) --					
Solid Wood	$ 14	$ 108	$ 56	$ 271	$ 297
Engineered Lumber	62	52	32	27	36
Distribution	9	9	6	(14)	9
Packaging	71	22	40	182	67
All Other	80	5	25	31	54
Corporate	(58)	(70)	(39)	(80)	(60)
Inter-segment	4	(28)	10	13	5
	182	98	130	430	408
Restructuring and other unusual charges	(78)	(201)	(42)	-	-
	$ 104	$ (103)	$ 88	$ 430	$ 408
Capital expenditures --					
Solid Wood	$ 16	$ 15	$ 40	$ 58	$ 41
Engineered Lumber	34	27	13	69	98
Distribution	18	6	11	14	9
Packaging	74	31	110	204	66
All Other	6	10	41	151	5
Corporate	11	1	5	7	13
	$ 159	$ 90	$ 220	$ 503	$ 232
Discontinued operations					
Sales --					
Paper	$ 272	$ 743	$ 696	$ 906	$ 605
MDF	40	30	-	-	-
	$ 312	$ 773	$ 696	$ 906	$ 605
Net earnings (loss) --					
Paper	$ (26)	$ (86)	$ (28)	$ (3)	$ (51)
MDF	(5)	(161)	(2)	-	-
	$ (31)	$ (247)	$ (30)	$ (3)	$ (51)
Capital expenditures --					
Paper	$ 6	$ 138	$ 84	$ 197	$ 56
MDF	3	29	193	58	-
	$ 9	$ 167	$ 277	$ 255	$ 56

MB's BUSINESS SEGMENTS

At the end of 1997 MB adopted, on a retroactive basis, the new Canadian accounting requirements related to segment disclosures using the management approach. Under the management approach segments are reported on the basis that management organizes the business for making operating decisions and assessing performance.

Description of each business segment (at December 31, 1998)

Continuing operations

Solid Wood -- Includes logs harvested in BC which are converted into lumber or sold, and includes the Japanese marketing subsidiary, MacMillan Bloedel K.K. ("MBKK"), which sells a significant portion of the Company's BC produced whitewood lumber.

Engineered Lumber -- Comprises MB's 49% ownership interest in Trus Joist MacMillan ("TJM"), the largest marketer and manufacturer of engineered lumber in North America.

Distribution -- Consists of marketing and distribution of building materials and related products throughout North America. A significant portion of its lumber and panelboards sales are MB produced and virtually all of its engineered lumber sales are supplied by TJM.

Packaging -- Consists of the manufacture of containerboard in Alabama, Kentucky and Ontario and related marketing operations. These containerboard mills are integrated with MB's US converting packaging plants. Also includes logging operations and two wood product mills in Alabama. The 50% ownership interest in MacMillan Bathurst was sold effective August 31, 1998.

All Other -- Includes MB's Canadian panelboards manufacturing operations and MacMillan Guadiana ("MG") which operates lumber and particleboard mills in Mexico. Also includes Green Forest Lumber ("GFL") which comprises logging and sawmill operations in Ontario and marketing of that lumber together with lumber and OSB produced by other suppliers. This segment also included American Cemwood Corporation ("ACC"), a cement-fibre roofing subsidiary in Oregon until its permanent closure in April 1998, as well as the Company's transportation operations until they were sold in 1997.

Corporate -- Includes unallocated expenses and other items not considered relevant in measuring the performance of the business units.

Inter-segment –Relates to the elimination of profit recorded by one business segment on sales to another which the purchasing segment has not yet sold to customers external to MB and elimination of sales between business segments. Inter-segment sales are transacted at market values.

Segment reorganization in 1999

This AIF (to be consistent with the Financial Statements and the MD&A) describes each business segment as at December 31, 1998. However, effective January 1, 1999, management reorganized its Solid Wood, Distribution and All Other segments and added a new segment, Panelboards. The new Panelboards segment is comprised of MB's Canadian panelboards manufacturing operations formerly in the All Other segment. While OSB is the main product of this new segment, plywood and lumber mills adjacent to the OSB joint venture mill in Hudson Bay, Saskatchewan are also included, as are the particleboard and specialty board plant in Vancouver, BC and the plywood mill in Nipigon, Ontario. The panelboards sales office in Mississauga, Ontario, formerly in the All Other segment, becomes part of Distribution. GFL, also formerly in the All Other segment, has been split between two existing segments, with its manufacturing operations included in Solid Wood and its trading and marketing activities in Distribution. After these re-alignments, only MG remains in the All Other segment, which for prior years also included ACC and transportation services.

Discontinued operations

Paper -- Includes two BC groundwood printing paper mills and their related marketing organization which were sold effective April 30, 1998.

MDF -- Includes two MDF plants which were sold effective September 30, 1998.

CONTINUING OPERATIONS

Solid Wood

Solid Wood is comprised of the Company's forestry, logging and sawmill operations in BC and MacMillan Bloedel K.K. ("MBKK"), its lumber marketing subsidiary in Japan where a major portion of the Company's high value whitewood lumber manufactured in BC is sold. In addition to logs, chips and lumber sold to unaffiliated customers, Solid Wood sales include logs and chips sold to MB's pulp and paper mills (until their sale on May 1, 1998) and lumber sales to Distribution.

In late 1997 Solid Wood's raw material services log towing and log barging division, Kingcome Navigation, was sold.

Forest lands

The total area of commercial forest lands in BC under MB's control at December 31, 1998 was:

		Hectares
Area operated on a sustained yield basis --		
Tree farm licences (TFLs)		
Crown lands (1)	697,000	
Timber licences (2)	112,000	
Owned lands (3)	78,000	
	887,000	
Managed forest lands (owned lands) (3)	143,000	1,030,000
Other tenures --		
Timber licences	34,000	
Owned lands	2,000	36,000
		1,066,000

Notes:

(1) These are contained within MB's two TFLs on the West Coast of BC (TFL No. 39 & 44). These TFLs were renewed for 25 year terms in 1995 and are replaceable after five years for a further 25 year term, subject to satisfactory performance by MB of its cutting and reforestation obligation as determined by the Ministry of Forests.

(2) The Company owns exclusive rights to harvest timber on the land held under timber licences. Until 1995 a royalty was payable upon harvesting the timber. Since then a stumpage charge has been payable on the timber. After the timber is harvested on these lands, the Company has the responsibility to reforest them. They then revert to the Crown but will be retained within TFLs as "Crown lands". Approximately 28,000 hectares of these lands have been logged but have not reverted.

(3) Certain Company owned lands have been put into tree farms ("managed forest units") to obtain an incentive property tax rate. Those managed forest lands outside TFLs are not subject to the FPC.

British Columbia forest land use

The Province of BC (the "Government" or the "Province") owns approximately 95% of all forest lands in the Province. Under the Forest Act, the Government is empowered to grant TFLs to a licensee who undertakes to manage an area of Crown forest land, often in conjunction with forest land owned by the licensee, to yield an annual crop on a sustained yield basis (i.e. in perpetuity). The Government determines the allowable annual cut (AAC) on TFLs held by the Company which, as at January 1, 1999, aggregated 5.5 million m^3. This figure anticipates a 66,000 m^3 reduction on the expected transfer of 51% of MB's harvesting rights in Clayoquot Sound to Iisaak Forest Resources Ltd., a new joint venture company with a First Nations economic development corporation, the details of which are described on page 35 of the Annual Report.

During 1998, due to the high cost of logging from Crown lands and low lumber prices, the Company increased its harvest from unregulated private timberlands to 1.5 million m^3 and is shifting towards an economic rotation harvesting plan. The Company continues to take steps to protect the flexibility and increase the value of its timber assets on its large private land holdings in BC.

Page 19 of the Annual Report provides a table showing the Company's AAC, logs harvested from Crown and private lands and consumed by Company sawmills, and logs and chips (fibre) purchased and sold in 1998, 1997 and 1996. The AAC together with the MB's harvest from private land is sufficient to provide the majority of fibre required to operate its sawmills and to meet fibre supply commitments to the Company's former pulp and paper mills in BC. Logs harvested, which are not suitable for MB mills, and chips produced are traded on the open market to meet the rest of MB's BC fibre requirements and commitments in BC.

Other developments and uncertainties surrounding BC's forest land use are discussed on pages 35 to 38 of the Annual Report, including timber tenure, the Government's potential initiatives to reduce costs and improve industry competitiveness, European gypsy moth and aboriginal land claims.

Page 35 of the Annual Report in the timber tenure section makes reference to ongoing negotiations with the Government in respect to MB's petition before the courts which seeks compensation payable for tenure expropriated during the creation of parks under the Carmanah Pacific Park Act, 1990, the Park Amendment Act, 1995 and 1996 Orders in Council. Subsequent to the publication of the Annual Report, on March 16, 1999 the Government announced it had reached an agreement with MB to resolve the Company's loss of harvesting rights due to the creation of new parks on Vancouver Island in the mid-1990s. MB will receive resource rights and land from the Province worth $84 million as at January 1, 1999, the negotiated value of MB's foregone cutting rights covering about six million m^3 of timber. The specific lands to be transferred have yet to be identified but may include release of MB's private land from TFLs 39 and 44 and/or transfer of Crown parcels to the Company as private property. The agreement also defines the process to select and appraise the lands to be transferred to MB. The Province will consult with First Nations and other stakeholders before selecting lands suitable for transfer. These lands will be independently appraised to determine their worth.

The Company has a contract commitment to supply Harmac Pacific Inc.'s ("HPI") pulp mill, a former MB operation, with wood fibre until 2019. During 1998 the Company's supply commitment was 85% of the mill's capacity. This commitment declines in 1999 to 80% of the mill's fibre requirement, at which level it remains until 2019. At full capacity, the mill consumes 2.1 million m^3 of wood fibre annually. As part of the sale of MB's Paper business, the Company entered into a contractual commitment with Pacifica Papers Inc. ("Pacifica"), the company which acquired effective May 1, 1998 MB's former paper mills at Powell River and Port Alberni, to supply wood fibre indefinitely to those mills. The volume of the fibre to be supplied to Pacifica is linked to MB's forest tenures and is based on a formula related to MB's sawlog harvest. For the last eight months of 1998, the Company sold 1.3 million m^3 of chips and pulp logs to Pacifica.

Reforestation

MB continues to maintain an active reforestation program in BC as in the past, planting between eight and ten million seedlings annually on MB controlled forest lands. As part of the Strategy Review, the Company's nursery at Nanaimo was closed in 1998. The 4.5 million seedlings, which previously were grown from seed at the nursery, are now being supplied by other coastal nurseries.

Solid Wood logging operations

Log harvesting operations on the West Coast of BC are the predominant supply of fibre required by the Company owned or operated sawmills. Logs are harvested and sorted according to species, size and quality and directed to the appropriate converting mill to maximize value. To balance supply and demand of grade and species, logs are traded in the open market. Most sawlogs are used in the manufacture of Solid Wood's lumber. Chips from converting sawmill operations and lower grade logs are sold to HPI and Pacifica pulp and paper mills (formerly MB mills).

Operations to a certain extent are seasonal, with weather related curtailments in winter due to snow and summer due to fire risk. Snow conditions in the winter of 1999 are expected to impact sawmill operations in the spring of 1999 due to log shortages.

The BC Forest Practices Code (FPC) was introduced in 1995 and became fully effective on Crown forest lands in mid-1997. The FPC governs every facet of forest management activities from planning through harvesting and forest renewal and has resulted in significantly higher logging costs. The Company has a policy to comply 100% with the FPC.

Although Company owned timberlands are not regulated by the FPC, at the beginning of 1999 private forest landowners and the Government signed a Memorandum of Understanding (MOU) to protect the environment and improve the investment climate for BC's private forest lands. The MOU is the result of the Government and the Private Forest Landowners Association working together for several years to develop an innovative regulatory model for BC's private forest lands. It requires forest landowners to protect water quality, fish habitat, soil conservation and, where applicable, wild life habitat. This regulatory regime is based on a results oriented approach, allowing private landowners to use innovation and local knowledge to protect these key public environmental values.

During 1998 the Government became concerned about the economic health of the forest industry and started a two staged policy review focusing on cost reduction and examination of structural issues. Page 36 of the Annual Report provides a discussion of the Government's potential initiatives to reduce costs and improve industry competitiveness.

In June 1998, the Company announced a major initiative (the Forest Project) to increase conservation of old growth forest and replace clearcutting (over a five year period) on both its Crown and private timberlands with a more ecologically driven approach through the adoption of a system of stewardship zones, and the introduction of variable retention harvesting and silviculture systems. Page 20 of the Annual Report provides a discussion of the Forest Project.

BC stumpage and royalty payments

MB must pay stumpage, which is assessed at a prescribed rate, to the Province to harvest timber from Crown lands. On May 1, 1994, the Province increased average stumpage rates on timber harvested from Crown lands in the coastal region of BC by 63% from $17.20 per m^3 to $28.03 per m^3. On April 1, 1995, the Province required stumpage to be paid for timber harvested from timber licences, in lieu of royalties which were previously payable. Stumpage for timber licences was specified to be a percentage of full stumpage rates starting at 60% on April 1, 1995 and increasing to 100% on April 1, 2001 and thereafter. No stumpage is payable in respect of timber harvested from Company owned land.

As a result of legislation passed by the Government in 1995, increasing royalty rates to match stumpage rates by April 1, 2001, the Company has filed a claim against the Government seeking $200 million in compensation for expropriation of MB’s property interests and breach of contractual obligations and fiduciary duty. The pleadings in the case have now been closed, and the trial is presently scheduled for the summer of 1999. Its outcome cannot be determined at this time.

In response to the higher than expected FPC implementation costs, in June 1998 the Government reduced average stumpage on the BC coast by $8.10 per m^3.

Solid Wood manufacturing facilities

Page 22 of the Annual Report shows Solid Wood’s annual productive capacities at December 31, 1998 and sawmill production and sales volumes in 1998, 1997 and 1996. The Company’s BC mills operated at 79% of capacity in 1998 compared to 82% in 1997.

High value durable Western Red Cedar (WRC) products are manufactured at the Company’s New Westminster, Canadian White Pine and Somass mills with most of the sales to the US market. In 1998 the New Westminster mill increased its level of non-WRC products to 41% of production.

The Company's whitewood sawmills, Alberni Pacific (“APD”), Chemainus and Island Phoenix (“IPD”), direct their output of high value appearance grade lumber to export markets, primarily Japan. The sharp decline of the Japanese market in the fall of 1997 together with the high cost of production in BC, caused the APD and IPD mills to shut down in early October 1997. In February 1998 these two mills started up on a one shift basis after new manning levels and cost targets were developed in conjunction with employees at the mills (the co-design/co-management process). After the one shift target levels were achieved at these mills in April 1998, a second shift was added. Since mid-December 1998 IPD has been shut down due to the high cost of logs harvested on Crown lands. It is expected to start up in April 1999 once the cost issues have been addressed. The Chemainus mill, which cuts larger logs for very high grade lumber, has continued to run three shifts.

MB’s 30% interest in a sawmill at Courtenay, BC, which cuts primarily for the Japanese market, was sold in September 1998.

Solid Wood remanufacturing

Five of Solid Wood’s six sawmills in BC have the capability to process lumber beyond the primary stage with three having their own dry kiln remanufacturing facilities. The Company utilizes a number of custom facilities to further process lumber to meet the specifications of overseas customers, mainly in Europe and Japan.

In recent years MB has been expanding its involvement in remanufacturing. At the beginning of 1995 MB purchased Plenk’s Wood Centre (“PWC”) in Chemainus, BC. This remanufacturing operation has an annual kiln-dry capacity of 20 MMfbm. During 1995 Mid-Island Reman (“MIR”), a remanufacturing window and door component plant in which MB has a 49% interest, was built near Nanaimo, BC. Capacity of MIR is similar to PWC and production commenced in early 1996. In 1998 MB shipped approximately 76 MMfbm of BC remanufactured whitewood lumber, including kiln-dried products, down from 91 MMfbm in 1997, which was close to capacity and reflected a much stronger Japanese market.

Solid Wood capital expenditures

Solid Wood's capital expenditures amounted to $16 million in 1998, $15 million in 1997 and $40 million in 1996. A significant portion of these capital expenditures each year is non-discretionary and relates to maintenance or replacement of existing capacity. There has been no single major capital expenditure during the past three years.

Solid Wood marketing

Solid Wood's lumber, log and chip sales are coordinated in Vancouver through MB's head office. Overseas, MB has a lumber distribution company in Japan, MBKK, and a sales office in Australia. Established independent sales agents are primarily used in Europe and Asia.

Construction and remodelling activity in the US and Japan are key to the performance of this segment. Page 22 of the Annual Report shows housing starts and softwood consumption levels in these markets for the past five years. Page 17 of the Annual Report includes a table showing the geographic distribution of 1998, 1997 and 1996 sales of MB's BC produced lumber to third party customers on a consolidated basis. On the supply side, the availability of quality timber at reasonable prices, the demand for chips by pulp and paper producers and the expected level of prices are major factors in the volume of lumber produced.

Page 18 of the Annual Report provides a chart showing representative Solid Wood lumber prices during the last five years, followed on pages 20 and 21 by a discussion of whitewood and WRC prices.

The strength of US and Japanese lumber markets also impacts sawlog values, which were negatively impacted in late 1997 and 1998 by the weak Japanese economy. The very strong US construction market in 1998 alleviated the situation somewhat, but caused a significant re-direction of lumber from other markets, resulting in an oversupply of most grades of lumber and low prices. Page 19 of the Annual Report includes a chart showing representative BC log prices during the last five years.

The selling price of pulp logs and chips is highly dependent upon the strength of pulp and paper markets. Since late 1995 pulp and paper markets have been weak while demand in North America for lumber has remained very strong, as was demand in Japan through mid-1997. This situation has resulted in an oversupply of chips, a byproduct from sawmills, and an oversupply of pulp logs, which are usually required to be harvested along with sawlogs. This oversupply caused very low pulp and chip prices during 1996 and most of 1997. During 1997 and 1998 the price of pulp logs increased as the paper industry improved. However, a nine month strike at a major paper producer in BC (which was settled in April 1998) together with mill shutdowns, kept the demand for chips lower than the supply.

Since May 1, 1998, all shipments of pulp logs and chips to MB's former Paper operations are recorded as external sales.

During 1998 approximately 6% of the Company's total log harvest was exported to Japan, all of which was harvested from MB's private lands. Government regulations prohibit log exports of Crown timber. To meet 1998 fibre supply commitments, Solid Wood imported almost 200,000 m^3 of pulp logs.

MBKK also sells newsprint, SpaceKraft®, engineered lumber and industrial wood products, although in 1998 sales of non-MB produced products were significantly reduced.

Softwood lumber quota

The five year Canada/US Softwood Lumber Agreement (the Agreement) expires March 31, 2001. Page 36 of the Annual Report provides a discussion of the Agreement and its impact on the Company's shipments to the US. Subsequent to the publication of the Annual Report, US Customs announced that it proposes to reclassify several products imported from Canada which were previously exempted from quota restrictions and include them in the quota. One of these products is rougher headed lumber, which if restricted by quota, would have a significant effect on the Company, and could result in a loss of 25% of its BC produced lumber which can be shipped duty-free to the US market. The Company and the forest industry are vigorously fighting this change. US Customs have initiated a 30 day public comment process that ends April 9, 1999.

Engineered Lumber

TJM is a limited partnership owned 51% by TJ International, Inc. and 49% by MB. The partnership is the largest engineered lumber manufacturer in North America. Its corporate head office is in Boise, Idaho. In 1998, 1997 and 1996 annual sales were US$778 million, US$706 million and US$577 million respectively.

Engineered Lumber manufacturing

TJM has sixteen manufacturing plants. The two plants in Canada are located in BC and Alberta and of the fourteen plants in the US, four are located in Oregon, two in Georgia and one each in Washington, California, Minnesota, Ohio, Kentucky, West Virginia, Louisiana and Alabama. They manufacture high quality engineered structural lumber products. Their main products are Microllam® laminated veneer lumber (LVL), Parallam® parallel strand lumber (PSL), TimberStrand® laminated strand lumber (LSL) and TJI®-joists. These products are made into floor joists, roof rafters, headers, beams, columns, posts, door components and structural rim boards. In addition to these residential building products, TJM also manufactures open web trusses for light commercial construction.

OSB is a major raw material in the production of certain types of engineered lumber products. In 1996 and 1997 the oversupply of OSB reduced production costs while in 1998 high demand significantly increased costs.

Engineered Lumber marketing

TJM has an extensive marketing network with sixteen divisional and regional sales offices in North America, three in Canada and thirteen in the US. Most of TJM's sales are in North America with a significant portion of them through MB's building materials distribution centres in North America. Overseas markets are serviced by TJM offices in Brussels and Tokyo.

Demand for engineered lumber products continues to grow with its increased acceptance as a substitute for commodity solid-sawn lumber. In recent years engineered lumber products have increased penetration in the key residential construction market. When commodity lumber prices are low it is more difficult to convert builders to use these products. Builders who have used TJM products over the years continue to do so because of the high structural stability and better value that these products provide.

TJM capital expenditures

MB's 49% share of TJM's capital expenditures was $34 million in 1998, $27 million in 1997 and $13 million in 1996. In 1997 construction started on a US$45 million LVL and TJI®-joist plant in Alabama which commenced production in the fourth quarter 1998.

Distribution

The Distribution segment consists of MB's North American building materials distribution business (MBBM) which markets lumber and panelboards produced by MB, engineered lumber manufactured by TJM and building materials and related products made by other suppliers.

At December 31, 1998 MBBM operated 30 distribution centres (DCs), eighteen in the US and twelve in Canada. During 1998 seven distribution centres (two in Canada and five in the US) and three other branch locations were closed. Recently, MBBM has concentrated on distributing MB's cedar and TJM's engineered lumber, resulting in a significant decrease in non-MB and non-TJM produced sales in 1998. In 1997 one small Canadian centre was closed.

In 1998 Distribution's capital expenditures of $18 million were significantly higher than in recent years and reflected the construction and completion of a new distribution centre in the Toronto, Ontario area.

Page 24 of the Annual Report provides information on Distribution and shows the portion of Distribution's lumber and panelboards sales produced by MB. Virtually all of its engineered lumber sales are TJM products. Most of the MB produced lumber sold by MBBM is WRC sold in the US. Some of the lumber and plywood produced by MB's Packaging operations in Alabama is sold by Distribution.

DC sales in Canada and the northern US are somewhat seasonal with larger volumes sold during the second and third quarters when weather permits greater outdoor construction activity. In 1998 all sales by Distribution, except $4 million ($35 million – 1997), were in the US and Canada. In both 1998 and 1997, 70% of the segment's sales were in the US.

Packaging

MB manufactures containerboard (linerboard and corrugating medium) at Pine Hill, Alabama, linerboard at Henderson, Kentucky and corrugating medium at Sturgeon Falls, Ontario and has integrated converting packaging operations, including two SpaceKraft® plants, at nineteen locations in the US. Included in Packaging are Alabama's logging operations, sawmill and plywood mill and MB's 50% partnership interest in MacMillan Bathurst ("MacBath"), one of the largest corrugated container manufacturers in Canada, until its sale on August 31, 1998 to Stone Container (Canada) Inc. ("Stone"). All of MB's US packaging operations are separated into a wholly-owned subsidiary of MB, MacMillan Bloedel Packaging Inc. ("MBPI").

Packaging manufacturing

Page 27 of the Annual Report shows Packaging's annual productive capacities at December 31, 1998 together with containerboard, corrugated container, lumber and plywood production and sales volumes in 1998, 1997 and 1996. Containerboard capacity utilization was 98% in both 1998 and 1997. The converting facilities capacity utilization was 71% in 1998 compared to 68% in 1997, the latter rate having been restated from the 85% previously reported, when some converting facility capacities were based on two shifts rather than three.

The US corrugated container group consists of plants in Arkansas, Florida, Illinois, Kentucky, Louisiana, Mississippi, New Jersey, New York, Ohio, Tennessee and Texas. Nine are corrugated container converting plants and eight are sheet plants or sheet feeder plants. MB also has two SpaceKraft® plants, one in Indiana and one in Georgia. A small SpaceKraft® plant is being constructed in Portland, Oregon. SpaceKraft® is a bulk bin container concept developed by MB for shipment and storage of large, heavy quantities of liquids or solids.

MB's containerboard operations utilize approximately 415,000 tonnes of recycled fibre annually – 180,000 tonnes at Pine Hill, 140,000 tonnes at Henderson and 95,000 tonnes at Sturgeon Falls. Both the Sturgeon Falls and Henderson mills use 100% recycled materials, specifically old corrugated containers (OCC), and the Pine Hill mill uses approximately 20% OCC. In 1998 the price of OCC was low, benefiting production costs, reflecting weaker demand due to the Asian crisis and US containerboard producer downtime.

MB's Pine Hill and Henderson mills are among the lowest cost producers in North America.

Packaging wood products, logging and forestry

MB harvests southern pine in Alabama and Mississippi on its own timberlands (comprising 71,000 hectares) and on other lands (comprising 102,000 hectares) on which it has long term cutting rights, sending the higher value sawlogs to its dimension lumber sawmill or plywood mill adjacent to its Pine Hill containerboard mill. MB harvested 1.0 million m^3 of logs in 1998, up from 978,000 m^3 in 1997 and 680,000 m^3 in 1996. Pulp logs are chipped to supply approximately one half of the fibre requirements of the containerboard mill. Other sources of raw material for the containerboard mills are economically available. Some lumber and plywood is sold to Distribution. Plywood sales are focused on the value added furniture business.

MB maintains an active reforestation program in Alabama and Mississippi and produces an annual crop of approximately 30 million seedlings at its Robert Mitchell nursery in Alabama. These seedlings are planted on MB controlled forest lands with approximately 80% of Alabama's crop sold.

Packaging capital expenditures

Packaging's capital expenditures amounted to $74 million in 1998, $31 million in 1997 and $110 million in 1996. In mid-1998 construction began on a US$43 million modernization of the Pine Hill sawmill in order to process logs more efficiently, using the latest proven equipment to improve yield and increase product value. The project is expected to be completed over a three year period without disrupting operation of the sawmill. During 1998 various capital expenditures were made to enhance the value of the Packaging business keeping it a high quality, low cost operation.

Capital expenditures during 1997 and 1996 included a US$13 million sheet feeder plant in Arkansas which started up in mid-1996 and a US$12 million project to rebuild a recovery boiler at Pine Hill which was completed in late 1996. The significant capital expenditures in 1996 reflected the US$105 million 100% recycled linerboard mill at Henderson which started up in late 1995 with costs carried over into 1996. In addition to capital expenditures, in mid-1996 MB acquired Traub Containers Inc., an Ohio corrugated container plant.

Packaging marketing

Containerboard

MB's containerboard is sold throughout the world with most sales in North America. Export sales are made primarily to Latin America and Europe. Sales are coordinated through MBPI's head office in Montgomery, Alabama. European sales are serviced by MB's UK subsidiary, MacMillan Bloedel Pulp and Paper Sales Limited. Page 17 of the Annual Report includes a table showing the geographical distribution of containerboard sales for 1998, 1997 and 1996.

In 1998 approximately 55% of the linerboard and corrugating medium sold by the Alabama and Kentucky mills was utilized by MB's Packaging operations in the US and virtually all the corrugating medium sold by the Sturgeon Falls mill was used by MacBath. The supply agreement between Sturgeon Falls and MacBath continues for a five year period until 2003, whereby Stone is committed to purchase annually 70,000 tonnes of corrugating medium from Sturgeon Falls and 36,000 tonnes of containerboard from Pine Hill.

Page 25 of the Annual Report includes a chart showing linerboard and corrugating medium prices in the US during the past five years, followed by a discussion of significant price changes in recent years.

Corrugated containers

Virtually all of MB's US produced corrugated containers are sold in the US and MacBath's production is sold in Canada.

The manufacture and marketing of corrugated containers is a specialized regional business and is highly competitive as to price, quality, service and product innovation. Demand is tied to the economy and consumer confidence. Corrugated shipping containers are almost universally used throughout industry to carry manufactured products safely.

As a rule corrugated container prices closely follow changes in containerboard prices.

All Other Businesses

The All Other segment includes MB's Canadian and Mexican panelboards manufacturing operations (Panelboards) and Green Forest Lumber ("GFL"). This segment also included American Cemwood Corporation ("ACC"), a cement-fibre roofing subsidiary in Oregon, until its permanent closure in April 1998 and Canadian Transport Company Limited ("CTCo"), MB's transportation services subsidiary which was sold during 1997. Effective January 1, 1999, most operations in All Other segment will be transferred to Panelboards, Solid Wood or Distribution. Page 7 of this AIF describes the reorganization of business segments in 1999.

Panelboards

Included in Panelboards are MB's structural panelboards manufacturing operations (plywood, particleboard and OSB) in Canada and MG's building materials operations in Mexico. Also included is MB's proportionate share of two partly-owned Canadian panelboards operations. The two MDF mills, sold in 1998, are reported as discontinued operations. Page 29 of the Annual Report shows annual productive capacities for Panelboards at December 31, 1998 and OSB, particleboard, plywood and lumber production and sales volumes in 1998, 1997 and 1996.

Panelboards manufacturing facilities

MB's panelboards mills, on a proportionate basis, operated at 95% capacity in 1998 and 88% in 1997.

OSB, which accounts for most of MB's Panelboards sales, is produced at three operations: Hudson Bay, Saskatchewan; Miramichi, New Brunswick; and Wawa, Ontario. All three are low cost producers. The mills in Ontario and New Brunswick are relatively new, having been built in 1995 and 1996. Residential construction and remodelling are the primary end uses for OSB, which is rapidly replacing plywood in the structural panel market due to lower cost and improved technology.

The OSB mill at Hudson Bay is a joint venture owned by Saskfor MacMillan Limited Partnership ("Saskfor MacMillan") in which MB and Crown Investment Corporation of Saskatchewan ("CIC") each has a 50% interest. MB proportionately consolidates Saskfor MacMillan which also owns a plywood mill in Hudson Bay and a sawmill at Carrot River, Saskatchewan. MB's management is reviewing opportunities for increasing its investment in Saskatchewan.

In August 1996, a greenfield OSB mill at Miramichi, New Brunswick, owned by Eagle Forest Products Limited Partnership ("Eagle"), started up. In September 1997, MB increased its ownership in Eagle from 50% to 51%, in November 1998 to 61% and in December 1998 to 70%, and continued to account for it on a proportionate basis. In January 1999, MB acquired a further 20% and expects to acquire the remaining 10% by mid-1999. Eagle's results in 1999 will be fully consolidated.

In December 1996, MB increased its original investment in the Jager Strandboard Partnership OSB mill at Wawa, Ontario from 18% to 100%. In early 1997 the name of the operation was changed to MacMillan Bloedel North Superior Forest Products Limited Partnership ("North Superior"). North Superior is a modern OSB facility, designed for low cost operation.

Specialty panelboards products are manufactured at three other operations: hardwood plywood at Nipigon, Ontario; particleboard at Durango, Mexico; and particleboard and specialty board at Vancouver, BC. MG's Mexican operations also produce laminated particleboard, lumber and fibre-cement products.

In November 1996 a second particleboard production line started up at the same plant in Mexico.

Panelboards fibre supply

Prior to forming Saskfor MacMillan in 1995, MB had a forest licence management agreement covering 309,000 hectares of forest lands in Saskatchewan and Saskatchewan Forest Products Corporation, a company owned by CIC, had annual permits renewed each year. The partnership is negotiating a new forest management agreement (FMA) with the Province of Saskatchewan. During 1998 the new FMA went through an extensive review process and is expected to be finalized within the next few months. The FMA covers an area of almost 1.1 million productive hectares and includes hardwood and softwood to supply the partnership's mills. Saskfor MacMillan's current annual fibre requirements are 835,000 m^3. While the FMA supplies ample hardwood for OSB production, some private softwood purchases are required to meet the plywood mill's and sawmill's annual needs of 450,000 m^3 of softwood. To meet the softwood shortage, further Crown allocations from another licensee are expected. The FMA term is 20 years with an option to renew every ten years. Stumpage rate formulas and annual allowable cut are set for ten years.

About 50% of Eagle's 570,000 m^3 annual fibre requirement is met through agreements with the Province of New Brunswick including a 25 year forest management agreement, renewable every five years with the next renewal in 2002. Crown wood allocations are for a five year term, renewable every five years with the next renewal also in 2002. The remaining 50% is purchased from private sources.

The North Superior mill's annual fibre requirements are met through a timber supply agreement with five companies which harvest timber from Crown and private forest lands. The total annual commitment from these companies is 680,000 m^3, of which 135,000 m^3 is from GFL. The agreement expires in 2014 with a 10 year extension option.

Panelboards capital expenditures

Panelboards capital expenditures in both 1998 and 1997 were less than $10 million while $34 million was spent in 1996, reflecting the completion of the Eagle mill in New Brunswick which started up in August 1996 and the second particleboard line at MG.

In addition to capital expenditures, as noted above, MB increased its investment in Eagle and North Superior. In late 1998 and early 1999 MB incrementally increased its interest in Eagle to 90% at a total cost of $33 million. In 1996 MB acquired 82% of North Superior, increasing its ownership to 100%. At that time North Superior's property, plant and equipment was valued at $102 million.

Panelboards marketing

MB markets its Canadian produced structural panelboards through its sales office in Mississauga, Ontario with a portion sold to MBBM. Page 28 of the Annual Report shows a five year OSB and plywood price chart. Plywood prices usually maintain a premium over OSB prices and the products compete against each other. The OSB industry during 1996 and 1997 suffered from oversupply as a result of new capacity additions, but in 1998 supply could not keep up to the very strong US construction market and prices soared. Page 17 of the Annual Report includes a table showing the geographical distribution of OSB sales for 1998, 1997 and 1996.

Green Forest Lumber

Page 30 of the Annual Report shows GFL's logs harvested, lumber production and sales revenue and volumes in 1998, 1997 and 1996. In recent years GFL's capital expenditures have been less than $5 million annually.

GFL manufacturing facilities

GFL has two sawmills at Chapleau, Ontario which have recently been operating close to their full annual productive capacity, which at December 31, 1998 was 130 MMfbm, comprising the Chapleau Forest Products mill's capacity of 95 MMfbm and the A&L LaFreniere mill's capacity of 35 MMfbm. The 18 MMfbm increase in sawmill capacity during 1998 reflects operational improvements. GFL is one of Canada's largest remanufacturers of lumber, operating several such facilities in Ontario.

To supply its two sawmills in Ontario, GFL holds a forest management agreement (FMA) covering 720,000 hectares of forest lands, with a term of 20 years subject to review every five years. This agreement gives GFL access to a low cost fibre base. During 1997 the FMA was reviewed and extended to 2017. GFL purchases logs from other suppliers and has a commitment to sell 135,000 m^3 of logs annually to MB's North Superior OSB mill. During 1997 the Ontario government increased stumpage fees by approximately $2 per m^3 to $15 per m^3.

GFL marketing

GFL has three marketing distribution centres (DCs) in Ontario and two in the US. A third US DC was closed in late 1997. In addition to selling all of GFL's production, the DCs purchase lumber and OSB from other suppliers for resale. In 1998 they sold 505 MMfbm of non-GFL produced lumber, 70 MMfbm lower than 1997.

GFL sells most of its lumber to the US. Page 28 of the Annual Report includes a five year chart showing dimension lumber prices and page 36 provides a discussion of the Canada/US Softwood Lumber Agreement.

Cement-fibre roofing

On April 8, 1998, ACC, with an annual capacity of 280,000 squares of manufactured cement-fibre roofing materials, which simulate the appearance of cedar shakes, was permanently closed. ACC's board of directors decided to close the plant at Albany, Oregon, after it became apparent there was no potential for future earnings. At the end of 1996 MB wrote down its investment in this facility as it had been incurring increased operating losses and was no longer viewed as a core asset. At the end of 1997 MB's remaining investment in ACC was written off. Pages 38 and 39 of the Annual Report provide a discussion of claims and litigation against ACC.

Transportation

In late March 1997, the Company sold CTCo, a subsidiary which owned five deep sea ships, for proceeds of $108 million. The sale agreement included an exclusive contract to transport MB cargoes to Japan and Europe until 2007. MB is no longer in the transportation business.

DISCONTINUED OPERATIONS

Reference is made to Note 14 of the Financial Statements on pages 56 and 57 of the Annual Report which shows the results of discontinued operations until their sale in 1998, with comparative full year figures for 1997 and 1996. Page 6 of this AIF shows a five year summary of sales, net earnings and capital expenditures for discontinued operations.

Paper

Management's decision to sell Paper was based on the view that shareholder value would be enhanced by exiting this business. In April 1998, the paper business was sold for proceeds of $850 million, resulting in an after tax loss of $35 million.

Based in BC, MB's Paper business had six paper machines at two large mills at Powell River and Port Alberni. They produced a wide variety of newsprint and other groundwood printing paper grades for newspapers, telephone directories, mail order catalogues, advertising flyers and magazines. These products were marketed throughout the world.

Medium Density Fibreboard

Management's decision to sell MB's two MDF mills was also the result of the Strategy Review. Effective September 30, 1998, the MDF business was sold for proceeds of $160 million, resulting in an after tax loss of $138 million, $133 million of which was accrued in 1997. Both mills were recently constructed, with one located at Shippenville, Pennsylvania and the other at Pembroke, Ontario.

GENERAL BUSINESS INFORMATION

Principal products and customers

Under the management approach for reporting its business segments, MB's principal products cross several business segments and the sales reported are not solely to external customers. Page 16 of the Annual Report provides a table showing MB's key product sales to external customers. Products for which sales to external customers exceeded 10% of MB's 1998 or 1997 consolidated sales (continued and discontinued operations) were as follows:

		1998	1997
Continuing operations:	MB produced lumber	19%	21%
	Non-MB produced lumber	16%	20%
	Corrugated containers	14%	12%
Discontinued operations:	Newsprint and other groundwood printing papers	6%	14%

Sales to any one customer during 1998 and 1997 did not exceed 10% of MB's consolidated sales.

Foreign exchange

A significant portion of MB's export sales are denominated in US dollars or Japanese yen. Any change in the Canadian dollar against the US dollar or Japanese yen affects the Canadian dollar amounts realized. Reference is made to page 15 of the Annual Report for recent exchange rate trends and effects on earnings and sales and exchange sensitivities.

Investments

MB accounts for its investments in joint ventures which are included in each business segment using the proportionate consolidation method.

Research and technology

($ millions)	1998	1997
Gross expenditures	$ 5	$ 12
Less: recovered from Trus Joist MacMillan	-	2
Net	$ 5	$ 10

In 1998, as a result of the Strategy Review, the Company closed the Burnaby, BC Research and Technology facility, where both wood products and paper research had been conducted. In recent years this group worked primarily with engineered lumber products and paper products. With the disposition of the Paper business, most of MB's research and technology expenditures are now spent directly by TJM developing its engineered lumber products. MB's development work, as necessary, is now undertaken at the operations level.

Human resources

At December 31, 1998 MB (excluding joint ventures) employed approximately 9,140 people. At the end of 1997 MB employed 13,070 people, 10,590 in continuing operations and 2,480 in discontinued operations. At the end of 1998, 5,440 people were employed in Canada, 3,100 in the US and 600 elsewhere (1997 -- 8,940; 3,540 and 590). As a result of the Strategy Review and the subsequent disposal of its Paper and MDF operations and downsizing of its continuing operations, MB's workforce decreased by 3,930 employees in 1998. The combined impact of restructuring and downsizing reduced MB's workforce by 1,450 people in continuing operations and 2,480 in discontinued operations.

In BC, MB employs 3,370 people in logging and building materials operations, 3,160 represented by IWA - Canada and 210 by the Pulp, Paper and Woodworkers of Canada (PPWC). A three year agreement with IWA Canada which covers MB's logging and sawmill operations in BC expires June 14, 2000. The IWA agreement provides a 1% wage increase in the first year and 2% increases in each subsequent year. In January 1999, the PPWC contract, which expired April 30, 1997, was renewed without labour interruption. The PPWC agreement provides for no wage increase in the first year and 2% increases in the second and third years. It expires April 30, 2000.

In Pine Hill, Alabama, MB employs 900 people. At the beginning of 1999, the United Paperworkers International Union, the union which previously represented MB's Pine Hill employees, and another union merged to form the Paper, Allied-Industrial, Chemical and Energy Workers Intl. Union (PACE.). A six year contract covering 400 Pulp and Paper employees expires in 2002. PACE also represents another 330 employees at Pine Hill with a five year agreement, which for Wood Products employees expires on August 25, 2000 and for Woodlands employees in 2003.

Environment

In common with other companies in the forest products industry, the operations of MB are subject to various environmental protection laws and regulations.

In 1998 MB spent approximately $10 million on environmental capital projects (1997 -- $122 million). In 1997 most large environmental expenditures were related to the Paper business to meet new air emission standards. In 1998 the Paper business was sold and consequently environmental expenditures were substantially reduced. With the disposition of the Paper business, MB's main environmental focus is in forestry practices and building materials and packaging manufacturing.

MB is committed to 100% compliance with the BC Forest Practices Code (FPC) regulations which, as noted in the Solid Wood section, have increased logging operating costs. The high cost of logging and ensuing mill closures have recently become a concern to the Government and a review process has been initiated to reduce industry costs without undermining environmental protection objectives.

MB also has a program to remove and destroy any remaining residual quantities of PCB's as well as contaminated materials from various properties.

Management believes that all of its continuing operations are generally conforming with legislated environmental requirements.

In April 1998, the US Environmental Protection Agency published the final version of the Cluster Rule. This rule, which affects MB's Packaging operations, effectively tightened effluent discharge limits as well as air emissions from all US pulp and paper manufacturing facilities. Based on a Cluster Rule engineering study, the Pine Hill, Alabama containerboard mill is projected to require a total US$17 million dollar expenditure from 1999 through 2002 to meet these tighter requirements. The Cluster Rule also requires the collection of additional non-condensable gas sources by the year 2006. Additional funds will be needed to achieve compliance with this portion of the Cluster Rule.

The Strategy Review in late 1997 included an environmental assessment of each of MB's plants and sites and during 1998, each area of possible concern was reviewed again. MB is not aware of any significant near term remedial costs required to clean up contaminated sites. To ensure that all operations conform with legislated environmental requirements and MB policy, environmental compliance audits are regularly conducted. Environmental performance is also reported to the Health, Safety and Environment Committee of the Board on a regular basis.

Energy

A significant portion of MB's energy requirements are self-generated and the balance is purchased. In all cases MB's mills are 100% self-sufficient in steam generation. In management's opinion there is no threat that suitable sources will not be available in the future.

The Pine Hill, Alabama power plant consists of two power boilers and a recovery boiler that produce steam needed to drive two steam turbine generators. Fuels consumed by these three boilers include coal, hog fuel, heavy fuel oil, natural gas, tire derived fuel and pulping liquors. The Henderson, Kentucky facility utilizes a steam generating boiler to supply process steam. Additional electrical power needs are supplied by purchasing electricity from Alabama Power Company and from Henderson Municipal Power & Light.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Five year financial review

($ millions except per share)	1998	1997	1996	1995	1994
Sales	$ 4,183	$ 4,521	$ 4,267	$ 4,327	$ 3,781
Operating earnings (loss)	104	(103)	88	430	408
Earnings (loss) from continued operations	73	(121)	81	283	232
Loss from discontinued operations	(31)	(247)	(30)	(3)	(51)
Net earnings (loss)	42	(368)	51	280	181
Total assets	3,343	4,559	4,830	5,271	4,679
Long term debt (net of current portion)	917	1,053	884	934	1,012
Per common share ($)					
Earnings (loss) from continued operations					
Basic	.54	(1.00)	.60	2.22	1.83
Fully diluted	.54	(1.00)	.60	2.10	1.77
Net earnings (loss)					
Basic	.29	(2.99)	.36	2.20	1.42
Fully diluted	.29	(2.99)	.36	2.08	1.36
Cash dividends declared	.20	.30	.60	.60	.60

Selected quarterly information

($ million except per share)

	1998 Quarters				1997 Quarters			
	IV	III	II	I	IV	III	II	I
Sales	$ 965	$ 1,146	$ 1,082	$ 990	$ 1,067	$ 1,140	$ 1,219	$ 1,095
Earnings (loss) from continuing operations	(4)	77	(9)	9	(146)	11	6	8
Earnings (loss) from discontinued operations	8	--	(46)	7	(205)	(13)	(11)	(18)
Net earnings (loss)	4	77	(55)	16	(351)	(2)	(5)	(10)
Per common share ($)								
Earnings (loss) from continued operations								
Basic	(.04)	.60	(.08)	.06	(1.18)	.08	.04	.05
Fully diluted	(.04)	.56	(.08)	.06	(1.18)	.08	.04	.05
Net earnings (loss)								
Basic	.02	.60	(.45)	.12	(2.83)	(.02)	(.05)	(.09)
Fully diluted	.02	.56	(.45)	.12	(2.83)	(.02)	(.05)	(.09)
Dividends paid	.05	.05	.05	.05	.05	.05	.05	.15

Dividends

During the past two years the Company declared the following dividends:

($ millions)	1998	1997
Class B preferred shares		
Series 8	1.2	1.0
Series 10	2.6	1.9
Common shares	24.8	37.3

On February 10, 1999 the Board of Directors declared a dividend of $.05 per common share payable on March 18, 1999 to shareholders of record on February 25, 1999. The Board of Directors also declared the stated dividends on the preferred shares.

The Company has a dividend reinvestment plan. For more information on the plan please contact Montreal Trust Company of Canada at 1-800-660-5552.

The terms of issue of the Company's preferred shares prohibit the declaration or payment of any dividends, other than stock dividends in common shares, unless all accrued dividends on such preferred shares have been paid or set apart for payment.

Dividends paid to US shareholders are subject to a 15% Canadian non-resident withholding tax.

MANAGEMENT'S DISCUSSION & ANALYSIS

The MD&A is included in MB's 1998 Annual Report on pages 12 to 41. Since March 1, 1999, the date of the publication of the MD&A in the Annual Report, and March 26, 1999, the date of this AIF, the following events have occurred:

An agreement was reached between the BC Government and the Company related to tenure expropriated for parks. The agreement is discussed on page 9 of this AIF under the section British Columbia forest land use.

US Customs has proposed to reclassify products previously exempted from quota limitations. This development is discussed on page 11 of this AIF under the section softwood lumber quota.

MARKET FOR SECURITIES

Montreal Trust Company of Canada (Vancouver, Calgary, Regina, Winnipeg, Toronto, Montreal) and Bank of Nova Scotia Trust Company of New York are the Company's transfer agents and registrars.

The Company's shares are listed on the following exchanges:

Common shares listed: Toronto, Montreal and Vancouver stock exchanges.

Common shares quoted: NASDAQ.

Class B preferred shares series 8 and 10 listings: Toronto, Montreal and Vancouver stock exchanges.

Ticker symbols: Canadian stock exchanges -- MB; NASDAQ -- MMBLF

DIRECTORS AND OFFICERS

Excluding the common shares voting control of which is held by TMI-FW, Inc., of which T.M. Taylor is President and sole shareholder, the directors and officers of the Company as a group beneficially owned 186,632 common shares on March 8, 1999. This number, which includes qualifying shares of directors, represents less than 1% of the principal amount of all common shares outstanding. TMI-FW, Inc. has voting control over 12,612,223 common shares representing 10.44% of the number of issued and outstanding common shares.

Directors

On March 8, 1999 the name and municipality of residence of each director of the Company, the date when each became a director and the principal occupation of each during the past five years were as follows:

Name	Address	Director Since	Positions held during past five years
J.T. Arnold	West Vancouver, BC	1992	Senior Vice-President of Tilbury Cement Limited (cement and construction materials).
D.C. Davenport	West Vancouver, BC	1981	Vice-Chairman of the Board; Partner of Davis & Company (barristers and solicitors).
I.W. Delaney	Toronto, Ontario	1996	Chairman of Sherritt International Corporation (nickel and oil producer).
R.F. Haskayne, O.C.	Calgary, Alberta	1994	Chairman of the Board since 1996. Chairman of the Board TransCanada PipeLines Limited (pipelines and energy services) since July 1998; prior to which he was Chairman of Nova Corporation (pipelines and petrochemicals).
D.L. Marshall	Green Valley, California	1996	Corporate director since 1998; prior to which he was Vice-Chairman of The Pittston Company (natural resources and specialized transportation services).
W.C. Minnick	Boise, Idaho	1997	Chairman and Chief Executive Officer of SummerWinds Garden Centers, Inc. (retail garden nurseries) since March 1998; prior to which he was a private investor and President and Chief Executive Officer of TJ International, Inc. (engineered lumber products); Director of the Company 1993 to April 1996.
C.E. Ritchie, O.C.	Don Mills, Ontario	1994	Corporate Director since 1995; prior to which he was Chairman of the Board of Directors of The Bank of Nova Scotia (banking and financial services).
J.St.C. Ross	West Vancouver, BC	1990	Corporate Director.
W.T. Stephens	Vancouver, BC	1997	President and Chief Executive Officer since September 1997; prior to which he was President of Manville Corporation.
D.W. Strangway, O.C.	Vancouver, BC	1986	President and Chief Executive Officer of the Canada Foundation for Innovation since April 1998; prior to which he was President of The University of British Columbia (educational institution).

Name	Address	Director Since	Positions held during past five years
Directors (continued)			
T.M. Taylor	Fort Worth, Texas	1997	President of Thomas M. Taylor & Co. and TMI-FW, Inc. (investment consulting).
J.S. Walton	Victoria, BC	1988	Chairman and former President of Endeavour Financial Corporation (corporate and financial advisory services).

The term of each director expires on April 21, 1999, the date of the Company's Annual General Meeting, when new directors will be elected for the ensuing year. From among its members, the Board appoints a number of committees with specific duties. The members of the Audit Committee are D.L. Marshall (Chairman), J.T. Arnold, C.E. Ritchie and J.S. Walton. There is no executive committee.

Officers

On March 8, 1999 the name and municipality of residence of each officer of the Company and the principal occupation of each during the past five years were as follows:

Name	Address	Positions held during past five years
Executive Officers		
W.T. Stephens	Vancouver, BC	President and Chief Executive Officer since 1997; prior to which he was President of Manville Corporation.
R.K. Purchase	West Vancouver, B.C.	Executive Vice-President and Chief Operating Officer since November 1998; prior to which he was President and Chief Executive Officer of TimberWest Trust (forest land holdings trust).
R. Anderson	Blaine, Washington	Senior Vice-President, Environment and Technology since January 1998; prior to which he was Senior Vice-President, Science and Technology, of Manville Corporation.
F.V. Ernst	Montgomery, Alabama	Senior Vice-President, Packaging Group and President, MacMillan Bloedel Packaging Inc.
A.D. Laberge	Vancouver, BC	Senior Vice-President, Finance since January 1998; prior to which she was Vice-President, Treasurer.
C.D. Neeser	North Vancouver, BC	Senior Vice-President, Solid Wood Group.
C.G. Quintin	West Vancouver, BC	Senior Vice-President, Distribution since 1996; prior to which he was Vice-President, Operations, Distribution Group since 1995; prior to which he was Vice-President and General Manager, Western Canada of IBM (information handling equipment, services and systems).
Officers		
T.L. Barber	Prattville, Alabama	Vice-President, Converting, Packaging Group since 1997; prior to which he was Vice-President of Island Container Inc. (containerboard and packaging).

Name	Address	Positions held during past five years
Officers (continued):		
J.M. Beaman	Toronto, Ontario	Vice-President, Eastern Operations, Solid Wood Group since September 1998; prior to which he was General Manager, Alberni Specialties, Paper Group.
W.N. Cafferata	West Vancouver, BC	Vice-President, Chief Forester.
Y.L. Coady	Vancouver, BC	Vice-President Environmental Enterprise since January 1999; prior to which she was Vice-President, Environmental Affairs.
J.F. Connor	Nanaimo, BC	Vice-President, Re-engineering, Solid Wood Group since March 1999; prior to which he was Vice-President, Woodlands.
J.W. Emerson	Camden, Alabama	Vice-President, Primary Manufacturing, Packaging Group since 1996; prior to which he was Vice-President, Primary Manufacturing, MacMillan Bloedel Packaging Inc.
R.G. Ford	North Vancouver, BC	Vice-President, Business Transformation - Finance since January 1999; prior to which he was Vice-President, Controller.
T.R. Holmes	Nanaimo, BC	Vice-President, Woodlands, Solid Wood Group since March 1999; prior to which he was General Manager, Woodlands.
G.H. Johncox	Burnaby, BC	Vice-President, Human Resources.
C.G. Kennedy	North Vancouver, BC	Vice-President, Tax and Controller since January 1999; prior to which he was Vice-President, Taxation and Risk Management since 1997; prior to which he was Vice-President, Taxation since 1995; prior to which he was Director, Taxation.
C.J. Kimball	North Vancouver, B.C.	Vice-President, Information Technology since October 1998; prior to which she was self-employed – Kimball Consulting Group on contract to the Company to work on Y2K and information technology projects since 1996; prior to which she was Project Manager/Consultant at Anderson Consulting (consulting); prior to which she was Project Manager at Epic Data (high tech data collection).
N.B. Kulla	Vancouver, BC	Vice-President and General Counsel since 1995; prior to which he was Vice-President and General Counsel of CBR Cement Corporation (cement and construction materials manufacturer).
G.E. Mynett	Vancouver, BC	Corporate Secretary and Associate General Counsel since 1997; prior to which he was Corporate Secretary.
K.R. Young	North Vancouver, BC	Vice-President, Lumber Manufacturing and Marketing since 1997; prior to which he was Vice-President, Cedar Lumber.

ADDITIONAL INFORMATION

Reference is made to the section of the Company's 1998 Annual Report entitled "Management's Discussion & Analysis" (MD&A) which is incorporated herein by reference.

(1) The Company will provide to any Person, upon request to the Corporate Secretary and Associate General Counsel of the Company:
   - (a) when securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities,
     - (i) one copy of the AIF of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF,
     - (ii) one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for the Company's most recently completed financial year,
     - (iii) one copy of the management proxy circular (or information circular) of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that proxy/information circular, as appropriate, and
     - (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or
   - (b) at any other time, one copy of any other documents referred to in (1) (a) (i), (ii) and (iii) above, provided the Company may require the payment of a reasonable charge if the request is made by a Person who is not a security holder of the Company.

(2) Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's management proxy circular (information circular) for its most recent annual meeting of shareholders that involved the election of directors, and that additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year.

Copies of the above documents will be provided to security holders of the Company upon request to the Corporate Secretary and Associate General Counsel at the Company's head office: 2nd Floor, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2. Telephone numbers: (604) 661-8310 or (604) 661-8302; fax number: (604) 687-2314.

GLOSSARY OF TERMS

PRODUCTS

Solid Wood

High value/quality cedar lumber products	--	numerous grades of specialty products including bevel siding, channel siding, tongue and groove products (suitable for panelling) and patio grades for decking
High value/quality whitewood lumber products	--	high value lumber extracted from hemlock, balsam, spruce and fir logs to achieve the maximum value for specific customers and export markets. A significant volume of this lumber is remanufactured locally for further reprocessing into higher value products such as window and door components
Custom cut lumber	--	high value lumber manufactured in non-traditional methods at non MB mills
Dimension lumber	--	lumber cut and planed to standard sizes and lengths nominally 2 X 4 inches through 2 X 12 inches in cross section by 8 to 24 feet in length

Panelboards

Panelboards	--	plywood, OSB and particleboard
Oriented strandboard (OSB)	--	a structural panelboard made by bonding, under heat and pressure, large thin wafers of wood which are "oriented" in perpendicular layers. The result is a strong, water-resistant panel ideal for wall and roof sheathing, sub-flooring and underlayment
Particleboard	--	a product made by bonding clean sawdust and planer shavings with wax and resin to produce a panel with surface consistency ideal for overlaying and subsequent manufacturing into shelving and cabinet components, furniture and other industrial components and underlayments
Specialty board	--	a product using particleboard with either melamine, vinyl or paper overlays

Engineered lumber

Engineered lumber	--	a high quality substitute for the structural lumber traditionally obtained from large diameter trees, including structural framing and industrial products. Specific products manufactured by Trus Joist MacMillan are Parallam®, TimberStrand®, Microllam® and TJI®-joists
Microllam®	--	laminated veneer lumber made from sheets of veneer peeled from second-growth trees and used for headers, beams and high quality flanges for TJI®-beam joists
Parallam®	--	parallel strand lumber headers, beams, columns and posts made from 8 foot (3 metre) veneer strands taken from small-diameter, second-growth trees which are bonded through a patented microwave pressing process into a variety of large sizes suitable for heavy load bearing applications
TimberStrand®	--	laminated strand lumber manufactured from 12 inch (300 mm) strands of wood to create strong, stable lumber for both industrial and structural use. It uses fibre from formerly non-commercial species such as aspen and poplar
TJI®-joists	--	Wooden members made of two pieces of laminated veneer lumber held together with a web of oriented strandboard (OSB), used as a support for a ceiling or floor. Used as a substitute for wide dimensional lumber

GLOSSARY OF TERMS

PRODUCTS (continued)

Packaging

Containerboard	--	linerboard and corrugating medium (medium) used to produce corrugated containers
Corrugated containers	--	boxes made with medium corrugated (fluted) between sheets of linerboard
Sheet plants	--	plants that purchase sheets from corrugator plants to manufacture corrugated containers
Sheet feeder plants	--	corrugator plants that exclusively manufacture containerboard for supplying sheets to corrugated container plants
SpaceKraft®	--	a recyclable intermediate bulk container for transporting and storing liquid foods and non-hazardous chemicals. It is a continuously wrapped, eight-ply corrugated sleeve which has no manufacturer's joint, no wood or metal components, and can withstand more than 40,000 pounds of compression

Discontinued operations

Medium density fibreboard (MDF)	--	a panel product made from a combination of resin, wood chips and sawdust/shavings. MDF has a very fine surface and can be edge machined, moulded, shaped, painted or glued, and is well suited for furniture manufacturing and millwork
Newsprint	--	paper produced principally from mechanical pulp or chemi-thermomechanical pulp for use in newspapers
Groundwood printing paper	--	paper with mechanical pulp as its major component including newsprint as well as other grades with higher brightness and smooth surface characteristics

MEASUREMENTS

Units

fbm	--	foot board measure (board foot) -- one square foot of lumber one inch thick
hectare	--	2.471 acres
m^3	--	cubic metre or 35.315 cubic feet
k m^3	--	thousand cubic metres
Mfbm (MMfbm)	--	thousand (million) foot board measure
mm	--	millimetre
Msq.ft. 3/8" (MMsq.ft. 3/8")	--	thousand (million) square feet, 3/8 inch thick
tonne	--	metric ton -- 1,000 kilograms or 2,204 pounds
k tonnes	--	thousand tonnes

Capacities

allowable annual cut (AAC)	--	the average volume of timber which the holder of a tree farm licence, forest licence or timber sales licence from the Province of BC may harvest annually under the licence in a five year cut control period
available annual cut	--	the volume of timber available to harvest annually from government regulated forests plus the planned harvests from MB owned forests
annual productive capacity	--	the number of units which can be produced in a year based on operations over a long term period with the normal number of shifts and maintenance interruptions
capacity utilization or operating rate	--	production divided by the annual capacity averaged over the production period

CORPORATE ABBREVIATIONS

The Company	--	MacMillan Bloedel Limited as a corporation (parent company, and includes BC Solid Wood operations)
MB or MacMillan Bloedel	--	MacMillan Bloedel Limited and its subsidiaries and proportionate share of joint ventures (when MB is used it may refer to the Company, any subsidiary or combination thereof)
ACC	--	American Cemwood Corporation (closed April 8, 1998) (cement-fibre roofing operation in Oregon)
CTCo	--	Canadian Transport Company Limited (MB sold in 1997) (worldwide deep sea shipping/transportation)
Eagle	--	Eagle Forest Products Limited Partnership (MB owns 70%, 90% in January 1999)(OSB mill in New Brunswick)
GFL	--	Green Forest Lumber Limited (on January 1, 1999 Green Forest Lumber Corporation and its subsidiaries were amalgamated into Green Forest Lumber Limited)(Ontario lumber producer and eastern North American lumber/OSB marketer)
MacBath	--	MacMillan Bathurst Limited Partnership (MB owned 50% until sold in August 1998)(Canadian corrguated container manufacturer)
MBBM	--	MacMillan Bloedel Building Materials (North American building material distribution centres)
MG	--	MacMillan Guadiana, S.A. de C.V. (MB owns 95%) (Mexican building materials manufacturer)
MBPI	--	MacMillan Bloedel Packaging Inc. (US packaging operations)
MBKK	--	MacMillan Bloedel K.K. (Japanese marketing subsidiary; mainly sells MB produced lumber)
North Superior	--	MacMillan Bloedel North Superior Forest Products Limited Partnership (MB owns 100%) (formerly Jager Strandboard Limited Partnership) (OSB mill in Ontario)
Saskfor MacMillan	--	Saskfor MacMillan Limited Partnership (MB owns 50%) (OSB, plywood and lumber mills in Saskatchewan)
TJM	--	Trus Joist MacMillan, a Limited Partnership (MB owns 49%) (engineered lumber manufacturer and marketer)

EXHIBIT 2 a) - Management's Discussion and Analysis

Financial Summary

($ millions)	1998	1997	*Change 1998 vs. 1997*	1996	*Change 1997 vs. 1996*
Sales	$ 4,183	$ 4,521	*$ (338)*	$ 4,267	*$ 254*
Operating earnings before restructuring and other unusual charges	182	98	*84*	130	*(32)*
Restructuring and other unusual charges	(78)	(201)	*123*	(42)	*(159)*
Operating earnings (loss)	104	(103)	*207*	88	*(191)*
Other income	138	63	*75*	104	*(41)*
Debt retirement costs	(42)	–	*(42)*	–	–
Interest expense	(108)	(98)	*(10)*	(102)	*4*
	92	(138)	*230*	90	*(228)*
Income tax (expense) recovery	(19)	17	*(36)*	(15)	*32*
After tax earnings of affiliates	–	–	–	6	*(6)*
Earnings (loss) from continuing operations	73	(121)	*194*	81	*(202)*
Loss from discontinued operations	(31)	(247)	*216*	(30)	*(217)*
Net earnings (loss)	$ 42	$ (368)	*$ 410*	$ 51	*$ (419)*

The Management's Discussion and Analysis (MD&A) should be read in conjunction with the consolidated financial statements and accompanying notes. Reference is particularly made to the Consolidated Statement of Earnings on page 45 and Note 21 which report financial information about MB's earnings, business and geographic segments for 1998, 1997 and 1996. As in the notes, "MacMillan Bloedel" or "MB" means MacMillan Bloedel Limited and its subsidiaries and proportionate share of joint ventures and "Company" means MacMillan Bloedel Limited as a corporation.

In the fourth quarter of 1997 an intensive business review and assessment (Strategy Review) took place following the appointment of the Company's new President and Chief Executive Officer. This Strategy Review resulted in several actions being taken during 1998: MB's workforce was considerably reduced, costs were lowered, the Paper and Medium Density Fibreboard (MDF) businesses were sold, and continuing operations were restructured with a focus on improved profitability. The costs associated with these actions were largely provided for in 1997.

As a result of the divestiture plans announced at the beginning of 1998, MB's financial statements were divided into two distinct components: continuing operations and discontinued operations. Continuing operations include Solid Wood, Engineered Lumber, Distribution, Packaging, Green Forest Lumber ("GFL") and Panelboards (including oriented strandboard (OSB)). Discontinued operations include Paper and MDF. For a description of each continuing business segment see Note 21 to the financial statements on page 61.

1998 Consolidated Results Compared with 1997

NET EARNINGS OVERVIEW

MB reported net earnings of $42 million ($.29 per share) for 1998 compared with a net loss of $368 million ($2.99 per share) for 1997. As a result of the Strategy Review significant unusual charges were recorded in 1997 relating to the disposition of discontinued operations in 1998 as well as for restructuring and other unusual items. The $84 million improvement in operating earnings before restructuring and other unusual charges resulted from much higher OSB prices and improved containerboard prices which more than offset lower Solid Wood results. Earnings from Solid Wood were adversely affected by the economic crisis in Japan, where historically the Company has sold approximately half of its whitewood lumber. Overall, changes in key foreign currencies favourably impacted 1998 earnings. (See exchange on page 15.)

The $78 million pre-tax charge for restructuring and other unusual items recorded against 1998 earnings is comprised of a $63 million provision for funding a subsidiary company's estimated working capital requirements associated with the administration and resolution of roofing product claims and a $15 million restructuring charge for employee severance and other costs associated with cost reduction initiatives under way in the Solid Wood divisions and administrative functions. This restructuring is expected to be completed by mid-1999. The $201 million pre-tax charge against 1997 results from continuing operations comprised $145 million for restructuring costs and $56 million for other unusual charges. The restructuring costs, a consequence of the Strategy Review in late 1997, included $69 million related to severance costs for approximately 1,400 employees and $60 million for the write-down of specific investments and capital assets to their estimated realizable value. These assets included various sawmill, panelboard and forestry operations, research and development facilities and MB's remaining investment in American Cemwood ("ACC"), a cement-fibre roofing operation. The other unusual charges against operating earnings were primarily related to a provision for funding ACC's working capital requirements, including its product claims.

Other income increased $75 million in 1998 reflecting the $98 million ($67 million after tax) gain on the sale of the Company's 50% partnership interest in MacMillan Bathurst ("MacBath") which exceeded, by approximately $54 million, the pre-tax gain realized on the sale of MB's transportation, log towing and barging operations in 1997. During 1998 investment income also increased reflecting the cash proceeds from dispositions.

One of the goals for 1998 was to use the proceeds from the sale of non-core businesses to pay down debt. During 1998, $906 million of debt was repaid, including $566 million of long term debt retired prior to maturity and $237 million specifically related to the discontinued MDF operations. The $42 million cost of the early debt retirement program will be recouped through reduced future interest payments. With the majority of the debt repaid in late 1998 and a significant portion of debt being allocated to discontinued operations throughout 1997, the reported interest expense relating to continuing operations for 1998 was not reduced. However, when comparing total interest cost for both continuing and discontinued operations, interest expense decreased $18 million.

Page 30 of this MD&A includes a discussion of the discontinued operations comparing the net loss of $31 million in 1998 with the net loss of $247 million in 1997.

OPERATING EARNINGS OVERVIEW

($ millions)	1998	1997	*Change*
Solid Wood	$ 14	$ 108	*$ (94)*
Engineered Lumber	62	52	*10*
Distribution	9	9	*–*
Packaging	71	22	*49*
All Other (includes OSB, GFL and other panelboard operations)	80	5	*75*
Total business segments	236	196	*40*
Corporate	(58)	(70)	*12*
Inter-segment	4	(28)	*32*
Operating earnings before restructuring and other unusual charges	$ 182	$ 98	*$ 84*

Solid Wood

Earnings decreased $94 million reflecting significantly lower whitewood lumber prices and shipments resulting from the severe downturn in the Japanese market. Logging operations' results were lower but they remained profitable. A significant reduction in operating costs mitigated the negative variance.

Engineered Lumber

Earnings rose $10 million and included a favourable exchange translation. Trus Joist MacMillan ("TJM") continued to make a significant contribution bolstered by the strong housing construction market in 1998.

Distribution

Earnings in 1998 remained unchanged at $9 million despite a 15% reduction in sales. During 1998 there was a significant strategic shift away from low margin non-MB produced commodity building material products.

Packaging

Earnings increased $49 million reflecting higher containerboard prices as well as the impact of lower costs for recycled corrugated containers and a favourable foreign exchange translation.

All Other

Earnings from MB's other businesses increased $75 million due to higher OSB prices. GFL earnings in 1998 were similar to 1997, with lower lumber prices offset by reduced costs.

Corporate and inter-segment

Lower corporate costs increased operating earnings by $12 million. Corporate overhead savings would have been even greater with the significant reduction in workforce had there not been consulting costs related to the Company's restructuring program. Results in 1997 were negatively impacted by the write-off of unutilized investment tax credits. Both years included a foreign exchange loss, with 1998 marginally greater than 1997. (See exchange on the opposite page.)

The $32 million favourable effect on earnings reported for inter-segment was primarily the result of a significant write-down in 1997 of pulp logs harvested by Solid Wood and sold to Paper.

Exchange

Overall, exchange had a favourable impact on earnings in 1998. Comparing average 1998 exchange rates to 1997, the Canadian dollar was approximately 7% weaker than the US dollar and 1% stronger than the Japanese yen. It is estimated that MB's 1998 operating earnings increased approximately $25 million due to changes in key foreign currencies, after taking into account foreign exchange currency hedging, which is reported in Corporate operating earnings.

In 1998 MB's sales by US operations in Packaging, Distribution and Engineered Lumber when translated into weaker Canadian dollars increased $143 million. However, from an earnings perspective, most of that increase was offset by the translation of cost of sales into Canadian dollars. Overall, exchange translations increased MB's consolidated 1998 sales by $175 million.

Exchange Rates


US$/Cdn$
JPN¥/US$
0.76
0.74
0.72
0.70
0.68
0.66
0.64
0.62
0.60
150
140
130
120
110
100
90
80
US$/Cdn$
JPN¥/US$
1994
1995
1996
1997
1998

Earnings sensitivities

MB's earnings are sensitive to fluctuations in product prices and currency exchange rates. Based on 1998 production and annual productive capacity at December 31, 1998, changes in prices and exchange rates affect after tax earnings as follows:

	Approximate annual effect on net earnings	
	at 1998 production	at full capacity
Price sensitivity	($ millions)	
Lumber – $10 change per Mfbm (excludes Custom Cut)	5	6
Logs and chips[1] – $10 change per cubic metre	22	N/A
Oriented strandboard[2] – $10 change per Msq.ft. 3/8²	4	5
Containerboard – $10 change per tonne	6	6

	Based on 1998 sales levels for continuing operations
Exchange sensitivity[3]	
Canadian dollar/US dollar – change of Cdn $.01	2
Canadian dollar/Japanese yen – change of one Japanese yen	2

[1] This sensitivity shows the effect had all MB produced pulp log and chip sales in 1998 been external to MB even though until April 30, 1998 logs and chips were sold to MB's discontinued Paper business, which was effectively sold at that time. GFL sawmill produced chips are also sold to third parties.

[2] Includes proportionate share of joint ventures.

[3] Assumes no forward exchange contracts used to hedge the exposure to rate changes. These sensitivities only relate to net inflow of foreign currencies into Canada and are not related to the translation of profits from foreign operations into Canadian dollars.

SALES OVERVIEW

While operating earnings in 1998, before unusual charges and corporate and inter-segment items, increased $40 million, the sales generating those earnings declined $338 million. This reduction reflects the decrease of non-MB produced building materials, notably commodity lumber and panelboard products on which profit margins are considerably lower. The decrease in sales would have been much more dramatic had there not been the favourable effect from the translation of US dollar sales into Canadian dollars. Prices (before exchange) for all MB produced products, except for lumber and logs, were higher. Sales volumes of MB produced lumber and corrugated containers were lower. Lumber was affected by the poor Japanese market and corrugated container volumes by the sale of MacBath.

	Sales			Change attributable to:			
($ millions)	1998	1997	*Change*	Price[1]	Volume[2]	Other[3]	Exchange[4]
Sales by business segment							
Solid Wood	$ 1,030	$ 1,329	*$ (299)*	$ (134)	$ (175)	$ (6)	$ 16
Engineered Lumber	565	479	*86*			48	38
Distribution	1,459	1,718	*(259)*	22	(361)	11	69
Packaging	1,095	1,009	*86*	77	(54)	3	60
All Other[5]	620	635	*(15)*	(2)	(17)	(23)	27
Inter-segment[6]	(586)	(649)	*63*	13	110	(25)	(35)
	$ 4,183	$ 4,521	*$ (338)*	$ (24)	$ (497)	$ 8	$ 175
Key product sales external to MB							
Lumber – MB produced	$ 853	$ 1,079	*$ (226)*	$ (119)	$ (135)	$	$ 28
Logs and chips[6]	284	199	*85*	(16)	101		–
Engineered lumber – TJM produced	601	496	*105*			68	37
Panelboards – MB produced	314	228	*86*	45	26		15
Non-MB produced building materials	1,080	1,489	*(409)*	(12)	(409)	(30)	42
Containerboard	321	255	*66*	43	3		20
Corrugated containers	627	623	*4*	33	(60)		31
Other	103	152	*(49)*	2	(23)	(30)	2
	$ 4,183	$ 4,521	*$ (338)*	$ (24)	$ (497)	$ 8	$ 175

[1] *Price (removing foreign exchange component) – Lumber prices for almost all grades were significantly lower reflecting the Asian crisis and oversupply in North America. OSB prices soared in 1998 from their depressed levels in 1997. Average 1998 prices for containerboard and corrugated boxes were higher than 1997 reflecting price increases in the last half of 1997 and early 1998. The effect on earnings of product price changes is summarized in the earnings sensitivities section on the previous page.*

[2] *Volume – During 1998 MB's strategy was to reduce the volume of low margin non-MB produced lumber and panelboard commodity products sold by Distribution. Solid Wood's BC lumber shipments to Japan were significantly lower than 1997. Containerboard volumes were higher than 1997 due to moderately shorter market closures in 1998. Corrugated container sales were lower in 1998, reflecting only eight months sales for MacBath which was sold August 31, 1998. Higher MB produced panelboard shipments reflected the strong OSB market. Log and chip sales external to MB were higher reflecting the sale of MB's discontinued Paper operations (see note 6 on the opposite page) and increased export log sales.*

[3] Other – Items which have not been analyzed as to price and volume changes include sales of engineered lumber produced by TJM and sold by Distribution and MBKK, revenue from transportation operations (sold during 1997) and sales of allied products by Distribution.
[4] Exchange – Represents 1998 sales denominated in foreign currencies multiplied by the difference between the average 1998 and 1997 exchange rates.
[5] All Other – OSB, GFL and other panelboard operations.
[6] Inter-segment and log and chip sales – Inter-segment sales are transacted at market values. Inter-segment sales eliminated logs and chips sold by Solid Wood to MB's discontinued Paper operations through April 30, 1998 which amounted to $24 million in 1998 and $109 million in 1997. Since May 1, 1998 these transactions have been reported as sales to external parties. Other inter-segment eliminations include sales of MB produced lumber and panelboards and TJM engineered lumber to Distribution. TJM engineered lumber and MB produced panelboards sold to Distribution increased while Solid Wood lumber sales to Distribution decreased in 1998.

Export sales

In 1998 MB's export sales from continuing Canadian operations were approximately $1 billion, or 25% of total consolidated sales, down approximately $200 million from 1997, with 56% going to the US and 30% to Japan, and the balance spread over numerous markets worldwide. In 1997 50% went to the US and 33% to Japan. Exports from US operations in both years were approximately US$100 million, most of which were to Latin America, Europe and Canada.

		Total	Canada	US	Japan	Other
MB produced sales to third parties						
BC lumber	1998	656	21%	30%	35%	14%
(MMfbm)[1]	1997	781	17%	30%	37%	16%
	1996	791	18%	25%	42%	15%
Oriented strandboard (OSB)	1998	726	11%	89%	–	–
(MMsq.ft.3/8²)[1,2]	1997	657	14%	85%	–	1%
	1996	209	21%	78%	1%	–
Containerboard	1998	635	10%	64%	–	26%
(k tonnes)[3]	1997	629	15%	60%	–	25%
	1996	589	19%	56%	–	25%
Other[4]						

[1] These consolidated sales differ from sales by business segments which include inter-segment sales.
[2] Includes MB's proportionate share of joint ventures.
[3] Excludes sales to MB's US packaging plants and 50% of the sales to MacBath's Canadian packaging plants until its sale on August 31, 1998.
[4] Sales of all other MB manufactured products by continuing operations and sold to customers not in Canada and the US, not included in this table, increased to approximately $105 million from $51 million in 1997. They mainly comprised logs exported to Japan and particleboard sold in Latin America.

Sales by producer

During 1998 sales of products manufactured by MB's continuing operations accounted for 53% of MB's consolidated sales, up from 49% in 1997. Products, mainly building materials, purchased from other suppliers for resale accounted for 26% of consolidated sales, which was considerably lower than previous years. MB's proportionate share of sales made by joint ventures increased to 21%.

RESULTS BY BUSINESS SEGMENT

Solid Wood

Solid Wood Operating Earnings
($ millions)


297
271
56
108
14
300
250
200
150
100
50
0
1994
1995
1996
1997
1998

Industry Lumber Prices
(US$/Mfbm)


1,000
800
600
400
1994
1995
1996
1997
1998
Hemlock to Japan 3 9/16 sq.
Western Red Cedar to US 3/4 X 8 Select & Quality Green Bevel Siding

Source: Random Lengths

The severe economic downturn in Japan was the main reason for the $94 million decrease in Solid Wood's earnings which dropped to $14 million. Earnings were also affected by lower logging profits. Sales decreased $299 million to $1,030 million reflecting a significant drop in whitewood prices and shipments to Japan. Sales also declined due to lower non-MB produced sales by MBKK, the Company's Japanese marketing subsidiary, and lower chip sales volumes reflecting reduced sawmill production.

	Sales			Change attributable to:			
($ millions)	1998	1997	*Change*	Price	Volume	Other	Exchange
MB BC produced							
– Lumber	$ 669	$ 912	*$ (243)*	$ (119)	$ (140)	$	$ 16
– Logs[1]	225	185	*40*	(19)	59		–
– Chips[1]	32	30	*2*	2	–		–
Other[2]	104	202	*(98)*	2	(94)	(6)	–
	$ 1,030	$ 1,329	*$ (299)*	$ (134)	$ (175)	$ (6)	$ 16

[1] Includes sales to MB's discontinued Paper operations. (See note 6 on page 17.)

[2] Mainly non-MB produced industrial wood products sold by MBKK in Japan as well as non-MB produced logs, chips and lumber sold in BC. (See note 2 on the opposite page.)

Woodlands

Earnings from BC logging operations were 31% lower in 1998 than 1997 despite substantial cost reductions through co-design/co-management, a process which involves both union and non-union employees working together to develop a new approach to work practices. Although pulp log prices moderately improved and prices for sawlogs sold to third parties were similar in both years, the price of high grade whitewood logs sold to Solid Wood's sawmills decreased. The weak Japanese lumber market impacted both log values and volumes.

Logging costs in 1998 decreased approximately $17 per cubic metre following a cumulative per cubic metre increase of $23 since 1994. That increase was largely due to the implementation of the BC Forest Practices Code (FPC) and increased stumpage and royalty rates. Of the $17 decrease, $5 resulted from the BC Government's $8.10 reduction in stumpage rates effective June 1, 1998. There was also a significant decline in road expense, resulting from fewer kilometres of road built and improved cost per kilometre. The co-design/co-management process resulted in improved productivity and lower direct logging costs. Overhead costs were also reduced.

Industry Log Prices – BC Coast

($ per cubic metre)


300
200
100
0
1994
1995
1996
1997
1998
Western Red Cedar sawlog
Hemlock sawlog
Hembal pulp log

Source: Revenue Branch Ministry of Forests

Costs were further decreased since a greater percentage of the harvest in 1998 came from Company owned lands. In 1998 logs harvested from these private lands increased 409,000 m^3 from 1997. During early 1998, winter logging was curtailed due to sawmill shutdowns. In addition August and September 1998 were particularly difficult months for logging due to extreme fire hazard conditions.

In 1998 the Company exported 6% of its log harvest to Japan, favourably impacting sales by $56 million, as log exports were minimal in 1997. Also in 1998 Solid Wood imported almost 200,000 m^3 (the equivalent of 4% of its harvest) of pulp logs to meet fibre commitments to pulp and paper companies.

Following are MB's allowable annual cut in BC, the Company's logs harvested and consumed and logs and chips (fibre) purchased and sold in 1998, 1997 and 1996:

Thousand cubic metres (k m^3)	1998	1997	1996
Allowable annual cut (AAC)[1]	5,600	5,900	6,000
Logs harvested – Crown lands	3,612	4,203	4,763
– private lands	1,454	1,045	953
Logs consumed in Company sawmills (includes Custom Cut)	2,847	2,875	3,379
Logs purchased[2]	1,095	1,393	760
Logs sold[2]	3,455	2,859	2,984
Chips purchased[2]	651	986	1,106
Chips sold (including produced from Company sawmills and logs chipped)[2]	1,634	2,165	2,345

[1] AAC is the volume of timber MB is allowed to harvest annually from government regulated forests. MB controls 843,000 hectares of such commercial Crown forest lands in BC. The Company also owns 223,000 hectares of commercial private forest lands in BC.

[2] The Company purchases and sells fibre to supply the best grade and species mix for MB's sawmills and to meet supply commitments to pulp and paper companies. MB's BC produced log and chip sales were 3,873 k m^3 in 1998 and 3,711 k m^3 in 1997.

VARIABLE RETENTION LOGGING (FOREST PROJECT) • In June 1998, the Company announced a major initiative (the Forest Project) to increase conservation of old growth forest and replace clearcutting over a five year period with a more ecologically driven approach through the adoption of a system of stewardship zones, and the introduction of variable retention harvesting and silviculture systems. This change is to be implemented in ways that will enable the Company to be certified under any of the private systems currently emerging for forest certification, alleviating the pressure by environmentalists, particularly in Europe, of possible international boycotts aimed at ending the use of products made from BC's old growth forests. The Forest Project analysis concluded that MB could increase the overall conservation of old growth with a neutral impact on employment and costs by pursuing a strategy that focuses on conservation and retention of old growth in more contiguous, undeveloped areas, while concentrating commercial operations in second growth and already significantly logged old growth areas in a manner that emphasizes value over volume. MB's new harvest strategy stresses economic margin rather than harvest volume. The Company's experience thus far indicates that MB will be able to offset additional costs with technological innovation and improved performance.

Lumber

WHITEWOOD • Total whitewood (hemlock and fir) lumber shipments in 1998 from the Company's mills on the West Coast of BC were 367 MMfbm, 47 MMfbm lower than 1997. This decrease was due to the economic crisis in Asia. Shipments to Japan, Solid Wood's largest market, were down 56 MMfbm or 21%. The sharply lower demand for lumber in Japan and South East Asia resulted in producers redirecting shipments to the robust US building materials market which was benefiting from low mortgage rates and a healthy economy. US housing starts were the highest in more than ten years. For MB's whitewood mills, significant redirection to the US market was not possible due to quota limitations under the Canada/US Softwood Lumber Agreement. Quotas were based on historical company sales into the US market, and the quota for MB's whitewood mills was limited, as was the case for most BC coastal mills, since their products had been primarily directed to Japan.

As a result of the weak market in Japan and limited access to the US, the Alberni Pacific ("APD") and Island Phoenix ("IPD") whitewood mills took market shutdowns in early October 1997 and were completely shut down from late November 1997 until mid-February 1998. They then started up on a one shift basis after new manning levels and cost targets had been developed by the employees involved in the co-design/co-management process. In April 1998 after the first shifts reached their targets, a second shift was added at each of these mills. In October 1998, IPD took a three week market shut due to a log shortage and US softwood lumber quota restrictions. Since mid-December 1998 IPD has been shut down due to the high cost of logs harvested on Crown lands. It is expected to start up in April 1999 once the cost issues have been addressed. Production during the first half of 1997 was also curtailed as the two whitewood mills took a combined ten weeks market downtime to control inventory levels. Throughout 1998, as in 1997, the Chemainus mill, which cuts much larger logs for very high grade lumber, continued to run three shifts.

Compared to 1997, 1998 average whitewood lumber prices were down approximately 23% in Canadian dollars. In early 1997 lumber prices in Japan reached their highest level in several years. In the spring of 1997 the Japanese market became oversupplied and this situation, together with a volatile yen, caused pricing instability. Following a consumption tax increase in April 1997, the Japanese market experienced a significant slowdown. Consequently whitewood lumber prices began to slide and until mid-1998 dropped sharply as the economic situation in Japan further deteriorated. Since then, prices have bottomed as inventories became balanced and the yen strengthened.

MB's whitewood sales strategy in Japan has been to develop more specialized products and build brand loyalty with a growing customer base. As a result of the current Japanese downturn and the expectation that the Japanese economy will take two or three years to recover, Solid Wood has undertaken major restructuring efforts to lower costs and increase value. Other initiatives include accessing new markets, strongly lobbying the BC Government to lower the very high cost of logging and proposing tenure system reforms to implement a market driven basis for harvesting timber from Crown lands.

In 1998 the Company shipped approximately 76 MMfbm of BC remanufactured whitewood, including kiln dried products, compared to 91 MMfbm in 1997.

WESTERN RED CEDAR (WRC) • The 1998 WRC sales volume of 214 MMfbm from MB's three BC mills was down 55 MMfbm from 1997. WRC markets, particularly in the US where the Company sells most of its WRC products, remained strong. Average prices in Canadian dollars increased approximately 7%, but were slightly lower in US dollars. While availability of premium timber is diminishing, the demand for high value WRC clear and appearance products continues to be strong. However, in 1998 the general oversupply in the US market for all lumber products also affected WRC prices as the price premium over substitute products widened.

During 1998 the Company's three WRC mills together curtailed operations for twelve weeks more than in 1997. Early in 1998, reduced logging activity resulted in a shortage of cedar logs, forcing two of the mills to shut down for two weeks in April. Later in the year the three mills took a combined shutdown of ten weeks, for planned maintenance, vacation and log shortages. During 1998 the New Westminster cedar sawmill increased its production of non-WRC products to 39 MMfbm or 41% of production.

MB markets specialty cedar products worldwide. North America is the key market for quality appearance products such as decking, panelling and sidings. In 1998 the collapse of the Japanese market caused the Company to redirect whitewood lumber to the US. This affected WRC shipments due to lack of quota.

YELLOW CEDAR, SITKA SPRUCE • In 1998 the Company sold 54 MMfbm of high value Yellow Cedar and Sitka Spruce. Prices were significantly lower in 1998 and production declined due to weak Asian markets where the majority of these products are sold.

The Company's BC sawmills operated at 79% of capacity in 1998 compared with 82% in 1997.

Annual productive capacity at December 31, 1998		Production 1998	1997	1996
(MMfbm)	*Lumber* – BC Sawmills			
	Whitewood/Western Red Cedar			
180	Alberni Pacific, Port Alberni[1]	123	115	161
155	Island Phoenix, Nanaimo[1]	98	90	146
100	Chemainus	100	102	97
76	Somass, Port Alberni	66	75	75
106	New Westminster	96	102	87
122	Canadian White Pine, Vancouver	101	120	118
739		584	604	684
	Custom Cut, Vancouver	73	59	72
		657	663	756
(k m^3)	*Chips* – BC sawmills	708	760	893
		Sales		
(MMfbm)	MB produced lumber – BC[2]	635	749	758

[1] These mills were closed from early October 1997 to mid-February 1998. As a result of restructuring and market changes they re-opened in 1998 on a one shift basis, instead of the three shift basis which these capacities reflect. In April 1998 they added a second shift.

[2] A signficant portion of sales are to Distribution (particularly WRC).

	1998	1997	1996	1995	1994
Japanese housing starts (millions of units)	1.20	1.39	1.64	1.47	1.57
Canadian housing starts (thousands of units)	139	148	123	113	154
US housing starts (millions of units)	1.61	1.48	1.47	1.36	1.45
Japanese softwood consumption (MMMfbm)	8.8	10.5	11.3	11.3	11.7
US residential construction (MMMfbm)	21.6	19.4	19.9	18.6	20.1
US repair and remodeling (MMMfbm)	19.1	18.5	17.8	15.6	16.0
US other construction (MMMfbm)	13.2	13.2	12.7	12.7	12.3
US total softwood lumber demand (MMMfbm)	53.9	51.1	50.4	46.9	48.4

Source: RISI

Five year price graphs for lumber products are on pages 18 and 28 and for OSB and plywood on page 28.

Engineered Lumber


MB's 49% share of adjusted
TJM Operating Earnings
(Cdn $ millions)
80
60
40
20
0
36
27
32
52
62
1994
1995
1996
1997
1998


MB's share of TJM Sales
(Cdn $ millions)
600
500
400
300
200
100
0
332
325
386
479
565
1994
1995
1996
1997
1998

MB has a 49% interest in Trus Joist MacMillan ("TJM"), the world's largest engineered lumber producer. In 1998 MB's share of TJM's operating earnings (after adjustments) was $62 million, $10 million higher than 1997. In US dollars, MB's share of operating earnings increased $4 million to $42 million. Very strong US residential construction activity and the demand for high quality resource efficient products contributed to TJM's sales which increased 10% in US dollars to US$778 million. This sales increase occurred despite very low prices for commodity substitutes. Builders who have used TJM products over the years continued to do so because of the high structural quality and better value that engineered lumber products provide. During the year, very attractive prices for commodity lumber made it difficult to convert builders who had not previously used TJM's products. Earnings were impacted by the dramatic rise in the cost of OSB which is used as a raw material in the manufacture of I-joists.

TJM's net earnings after income taxes were US$90 million in 1998 compared to US$81 million in 1997. TJM's sixteen manufacturing plants (two in Canada and fourteen in the US) produce Microllam® laminated veneer lumber (LVL), Parallam® parallel strand lumber (PSL), Timberstrand® laminated strand lumber (LSL) and TJI®-joists. TJM's new US$45 million LVL and TJI®-joist plant in Alabama commenced production in the fourth quarter of 1998.

Distribution


Distribution Operating Earnings
($ millions)
15
10
5
0
-5
-10
-15
-20
9
(14)
6
9
9
1994
1995
1996
1997
1998


Distribution Sales
($ millions)
2,000
1,500
1,000
500
0
1,350
359
1,229
367
1,520
414
1,718
593
1,459
650
1994
1995
1996
1997
1998
Total Sales
MB or TJM
Produced Sales

MB's North American Distribution business markets lumber and panelboards produced by MB, engineered lumber manufactured by TJM and building materials and related products made by other suppliers. Most of the MB produced lumber sold by Distribution is WRC sold in the US. Earnings of $9 million in 1998 were unchanged from 1997. Margins improved during a year when the business undertook a major restructuring and focused on improved profitability and lower operating costs. During 1998 seven distribution centres (two in Canada and five in the US) and three other branch locations were closed and operations concentrated on distributing MB's cedar and TJM's engineered lumber products. Customers continue to be served by the remaining 30 centres (twelve in Canada and eighteen in the US).

Sales decreased $259 million or 15% reflecting increased emphasis on cedar and engineered lumber and significantly reduced levels of lower margin commodity products. Had it not been for the favourable exchange rate used in converting US operation sales to Canadian dollars, sales would have declined $328 million or 19%.

In 1998 Distribution sold 660 MMfbm of non-MB produced lumber, down 32% from 975 MMfbm in 1997. In 1998 products made by MB or affiliates accounted for 22% of Distribution's lumber shipments (17% - 1997), 34% of its panelboard shipments (26% - 1997) and virtually all of its engineered lumber sales. Although 1998 prices for WRC were higher in both US and Canadian dollars, WRC margins decreased in 1998 from levels achieved in 1997 when prices were sharply rising.

	Sales			Change attributable to:			
($ millions)	1998	1997	*Change*	Price	Volume	Other	Exchange
Lumber	$ 674	$ 898	*$ (224)*	$ (1)	$ (256)	$	$ 33
Engineered lumber	386	318	*68*			45	23
Panelboards	209	284	*(75)*	23	(105)		7
Other	190	218	*(28)*			(34)	6
	$ 1,459	$ 1,718	*$ (259)*	$ 22	$ (361)	$ 11	$ 69

Packaging


Packaging Operating Earnings
($ millions)
200
150
100
50
0
182
67
40
22
71
1994
1995
1996
1997
1998


Containerboard Prices
US East Coast (US $/ton)
600
500
400
300
200
1994
1995
1996
1997
1998
42 lb. Unbleached Kraftliner
26 lb. Semichemical Medium

Source: RISI

Higher average containerboard prices resulted in 1998 earnings increasing $49 million to $71 million. Earnings from US packaging operations increased US$31 million, causing operating earnings when translated into Canadian dollars to increase an additional $15 million. Sturgeon Falls' corrugating medium operating results also improved due to higher prices, but operating earnings in Canada were reduced by the inclusion of only eight months of results for MacMillan Bathurst ("MacBath"), which was sold at the end of August 1998. Sales increased $86 million despite a $63 million decrease in MB's share of MacBath's sales. The translation of US dollar sales into weaker Canadian dollars increased sales by $60 million in 1998 over 1997.

	Sales			Change attributable to:			
($ millions)	1998	1997	*Change*	Price	Volume	Other	Exchange
Containerboard	$ 489	$ 388	*$ 101*	$ 61	$ 10	$	$ 30
Less sales to corrugated container plants	(168)	(133)	*(35)*	(18)	(7)		(10)
	321	255	*66*	43	3		20
Corrugated containers	459	392	*67*	19	17		31
50% of MacMillan Bathurst[1]	168	231	*(63)*	14	(77)		–
	627	623	*4*	33	(60)		31
Wood products (lumber and plywood)	103	95	*8*	(2)	3		7
Other (includes Bulk Packaging)	44	36	*8*	3	–	3	2
	$ 1,095	$ 1,009	*$ 86*	$ 77	$ (54)	$ 3	$ 60

[1] MB's interest in MacBath was sold effective August 31, 1998.

Containerboard

As a result of excess supply, prices for containerboard during 1997 continued to fall until mid-year, reaching their lowest level in over ten years. The improved supply/demand balance later in 1997 resulted from good growth in box shipments, a stronger export market and considerable industry downtime earlier in the year. Consequently inventory levels were reduced, which together with good demand in the second half of 1997, set the stage for price increases. Prices for both corrugating medium and linerboard increased sharply

during the last half of the year with the linerboard price reaching US$380 per ton at the end of 1997, where it remained through the first quarter 1998. Since then, the price has declined steadily settling at US$310 per ton by the end of 1998 and into 1999. The economic turmoil in Asia began to significantly affect export and domestic markets during the summer of 1998 as suppliers shifted their production to stronger markets.

MB produced containerboard shipments (including sales to its integrated converting packaging operations) increased 29,000 tonnes in 1998. MB's 1998 export sales from North America were 165,000 tonnes, an increase of 10,000 tonnes over 1997. During 1998 a total of 12,500 tonnes of production was lost due to mill shutdowns. A combination of maintenance downtime at Pine Hill, Alabama and market downtime at Henderson, Kentucky removed about 10,000 tonnes of production in May 1998. Further market downtime at Henderson in September 1998 removed about 2,500 tonnes. In 1997 production at these two mills was curtailed by 15,000 tonnes while at Sturgeon Falls, Ontario the curtailment was 5,000 tonnes. MB's containerboard mills ran at 98% capacity in both 1998 and 1997.

In November 1998 Hurricane Mitch destroyed the banana crop in Honduras, where MB sells a significant amount of its containerboard exports annually. It is expected to take a year before banana crops can again be harvested.

Conversion and fibre costs, with the exception of recycled old corrugated containers (OCC), were similar in 1998 and 1997. High production and efficiencies achieved in 1997 continued in 1998. Average OCC prices in US dollars were down approximately 30% in 1998 versus 1997, favourably affecting the Sturgeon Falls and Henderson mills which use 100% OCC. In 1998 and 1997 the Pine Hill mill used approximately 20% OCC. Lower OCC prices reflected weaker demand from Asia and US containerboard producer downtime in 1998.

Corrugated containers

MB's containerboard converting facilities reported modest operating profits in both 1998 and 1997, with 1998 being marginally lower. Higher containerboard costs in 1998 could not be completely passed on to corrugated container customers. While box prices increased due to the August and October 1997 containerboard price increases, they too deteriorated in the summer and fall of 1998 in response to an oversupply of containerboard. MB's corrugated container shipment volumes increased 4% in 1998. The operating rate for converting facilities was 71% in 1998, up from 68% in 1997. The 1997 rate has been restated from the 85% previously reported, when some converting facility capacities were based on two shifts rather than three.

SpaceKraft®'s US dollar profits and sales volume were similar in both years with average prices in US dollars up marginally.

On August 31, 1998, MB sold its 50% interest in MacBath, one of Canada's largest corrugated container manufacturers, which operated thirteen packaging plants (twelve corrugated container plants and one sheet plant). For the first eight months of 1998 MacBath's sales were $337 million, compared with $462 million for all of 1997. MB's share of operating earnings for the eight months in 1998 was $4 million lower than for the full year 1997.

Wood products and logging

MB harvests southern pine in Alabama on its own timberlands (71,000 hectares) and on other lands (102,000 hectares) on which it has long term cutting rights, sending the higher value sawlogs to its lumber and plywood mills adjacent to the Pine Hill containerboard mill. Pulp logs are chipped to supply approximately one half of the fibre requirements of the containerboard mill. As a result of increased containerboard production in 1998, MB harvested 1.0 million m^3 of logs in 1998, up from 978,000 m^3 in

1997 and 680,000 m^3 in 1996. Lumber and plywood operations contributed approximately US$3 million less to earnings in 1998 than 1997. The lumber and plywood mills ran at capacity in both years as demand was strong, but lumber prices declined in 1998 due to the oversupplied market. In mid-1998 construction began on a US$43 million modernization of the Pine Hill sawmill. The modernization is planned to process logs more efficiently using the latest proven technology to improve yield and increase product value. The project is expected to be completed over a three year period without disrupting operation of the sawmill.

	Annual productive capacity at December 31, 1998		Production 1998	1997	1996
(k tonnes)		Containerboard			
		Linerboard			
	493	Pine Hill, Alabama	485	474	445
	134	Henderson, Kentucky[1]	135	128	113
	627		620	602	558
		Corrugating medium			
	259	Pine Hill, Alabama	248	247	227
	90	Sturgeon Falls, Ontario	85	81	86
	349		333	328	313
	976	Total containerboard	953	930	871
	590	Corrugated containers – US plants[2]	419	401	354
(MMfbm)	103	Lumber – Pine Hill, Alabama[3]	103	98	90
(MMsq.ft. 3/8²)	153	Plywood – Pine Hill, Alabama	154	152	145

		Sales 1998	1997	1996
(k tonnes)	Containerboard			
	Linerboard	613	595	540
	Corrugating medium	340	329	331
		953	924	871
	Outside supplied containerboard	39	42	44
		992	966	915
	Less sold to MB's controlled packaging plants	(316)	(276)	(265)
	Less 1/2 of sales to MacBath (50% owned by MB)[4]	(41)	(61)	(61)
	Total containerboard	635	629	589
	Corrugated containers – US plants[2]	419	402	353
(MMfbm)	Lumber – Pine Hill, Alabama[3,5]	103	97	90
(MMsq.ft. 3/8²)	Plywood – Pine Hill, Alabama[5]	155	151	145

[1] 1998 and 1996 include some corrugating medium.

[2] 17 US plants: includes sheet and sheet feeder plants; excludes SpaceKraft®. Their aggregate annual productive capacity at December 31, 1998 has been increased by 99,000 tonnes to 590,000 tonnes to reflect three shifts for all converting plants.

[3] Excludes lumber produced from plywood log cores.

[4] MB's interest in MacBath was sold effective August 31, 1998.

[5] Some of the lumber and plywood sales are to MB's Distribution business in the US.

All Other Businesses

All Other Businesses
Operating Earnings
($ millions)


100
80
60
40
20
0
54
31
25
5
80
1994
1995
1996
1997
1998

OSB, Plywood & Dimension Lumber Prices
(US$)


500
400
300
200
100
1994
1995
1996
1997
1998
SPF 2″ x 4″ Lumber Mfbm: (US Great Lakes)
Southern Plywood Msq.ft. 15/32″ CD Exterior 3-Ply: (US East)
OSB Msq.ft. 7/16″: (North Central US)

Source: Random Lengths

The All Other Businesses segment includes MB's Canadian and Mexican panelboard manufacturing operations (Panelboards) and Green Forest Lumber ("GFL"). This segment also included American Cemwood ("ACC") until its permanent closure in April 1998 and the Company's transportation operations until they were sold in 1997.

Operating earnings in 1998 from All Other Businesses increased $75 million to $80 million due to a significant increase in OSB prices. Sales, however, decreased $15 million to $620 million. More than offsetting higher OSB prices were lower GFL lumber prices and shipments in 1998, the closure of ACC and the sale of transportation services.

	Sales			Change attributable to:			
($ millions)	1998	1997	*Change*	Price	Volume	Other	Exchange
Panelboards							
Oriented strandboard	$ 160	$ 92	*$ 68*	$ 46	$ 11	$	$ 11
Particleboard & specialtyboard	46	45	*1*	(2)	3		–
Plywood	40	38	*2*	–	1		1
Lumber	24	24	–	(1)	–		1
Miscellaneous panelboards	16	12	*4*			4	–
	286	211	*75*	43	15	4	13
Green Forest Lumber	329	392	*(63)*	(45)	(32)	–	14
Other	5	32	*(27)*	–	–	(27)	–
	$ 620	$ 635	*$ (15)*	$ (2)	$ (17)	$ (23)	$ 27

Panelboards

The $70 million increase in Panelboard results, from a loss of $1 million in 1997 to a profit of $69 million in 1998, was due to sharply higher OSB prices in 1998 versus 1997 reflecting very strong demand in the US housing construction market. Prices peaked in September 1998 with demand far exceeding available supply, as compared to 1997 when the industry suffered from oversupply as a result of significant new capacity additions. As expected, due to seasonal factors, prices since their peak have declined by approximately 40%, but on average were, in US dollars, 44% higher in 1998 than 1997.

In 1998 Panelboard sales increased $75 million. This increase was mainly due to increased OSB prices as well as higher OSB shipments and the favourable US/Canadian exchange rate.

During 1998 MB's production of OSB (including the proportionate share of its two joint venture mills) increased 80 MMsq.ft. 3/8" due to the strong market and optimization of mill operations. In 1998 the combined operating rate for all of MB's panelboard operations was 95% compared to 88% in 1997. The New Brunswick mill was shut down in July 1998 for thirteen days due to a strike which reduced production by 11 MMsq.ft. 3/8".

Annual productive capacity at December 31, 1998		Production 1998	1997	1996
(MMsq.ft. 3/8")	OSB			
105	Hudson Bay, Sask[1]	105	98	105
280	Miramichi, NB[2]	197	187	44
430	Wawa, Ont[3]	430	367	63
815		732	652	212
	Particleboard			
129	Vancouver, BC	128	128	104
172	Durango, Mexico[4]	134	130	65
301		262	258	169
	Plywood			
40	Nipigon, Ont	36	35	31
44	Hudson Bay, Sask[1]	43	40	43
84		79	75	74
1,200	Total panelboards	1,073	985	455
(MMfbm)	Lumber			
32	Carrot River, Sask[1]	32	34	33
30	Durango, Mexico	21	21	17
62		53	55	50

		Sales 1998	1997	1996
(MMsq.ft. 3/8")	OSB	731	651	208
	Particleboard	264	257	168
	Plywood	79	74	76
		1,074	982	452
(MMfbm)	Lumber	49	52	48

[1] Owned by Saskfor MacMillan Limited Partnership ("Saskfor MacMillan") in which MB has a 50% interest. Amounts are MB's portion.

[2] Owned by Eagle Forest Products Limited Partnership ("Eagle"). Amounts reflect 50% of Eagle's interest in the Miramichi mill since its startup in August 1996, 51% since September 1997, 61% since November 1998 and 70% since December 1998. Amounts are MB's portion. In January 1999 MB acquired a further 20% interest.

[3] Owned by MB North Superior Forest Products Limited Partnership ("North Superior"). Amounts reflect 18% of North Superior's interest in the Wawa mill since the initial acquisition in March 1996 and 100% since December 1996. Amounts are MB's portion.

[4] Amounts reflect the addition of a second production line in November 1996.

Green Forest Lumber

	1998	1997	1996
Sales ($ millions)	329	392	362
Logs harvested (k m^3)	732	738	686
Lumber produced (MMfbm)[1]	120	117	107
Lumber sold (MMfbm)	647	719	689
OSB sold (MMsq.ft. 3/8²)	94	91	86
Chips sold (k m^3)	379	322	275

[1] *The annual productive capacity of the two sawmills at Chapleau, Ontario at December 31, 1998 was 130 MMfbm.*

GFL continued to be profitable in 1998 with operating earnings similar to 1997. Sales decreased $63 million due to lower lumber prices and shipments reflecting the oversupplied US market, particularly for commodity grades. Higher OSB prices partially offset that decrease.

During 1997 and 1998 GFL's two dimension grade (spruce, pine and fir (SPF)) sawmills at Chapleau, Ontario operated at full capacity. The increase in sawmill capacity to 130 MMfbm at December 31, 1998 reflects operational improvements. GFL has three distribution centres (DCs) in Ontario and two in the US. A third US centre was closed in late 1997. In addition to selling all of GFL's production, the DCs purchase lumber and OSB from other suppliers for resale. In 1998 the volume of non-GFL produced lumber sold through the DCs was 70 MMfbm lower than 1997.

During most of 1997, prices for dimension construction lumber in the US, where GFL sells most of its lumber, were very high. However, by the fall of 1997, weak demand for lumber in Japan resulted in the redirection of lumber to North America, causing prices to drop by late 1997. Despite very high construction activity, prices continued to slide through the middle of 1998. Although prices were lower, GFL's costs were also reduced due to fewer purchases of higher cost non-GFL harvested logs. GFL's 1998 log harvest of 732,000 m^3 was marginally lower than 1997. Log sales of 192,000 m^3 in 1998, most of which were to MB's OSB mill at Wawa, Ontario, were lower than 1997. GFL holds a forest management agreement covering 720,000 hectares of forest lands. US import quota restrictions lowered shipments in 1998 and are also expected to curtail shipments in 1999.

Other

Operations at ACC, MB's cement-fibre roofing company in Oregon, were permanently shut down in April 1998 resulting in lower operating losses recorded in 1998 than 1997. With respect to unusual charges related to ACC, reference is made to Note 18 of the consolidated financial statements on page 59 of the Annual Report and to the significant claims and litigation section in the Uncertainties part on page 38 of the MD&A. All Other Businesses also included MB's transportation operations which were sold during 1997.

Discontinued Operations

Management's decision to exit Paper and MDF required the results of these businesses to be reported separately as discontinued operations. The operations comprised two newsprint mills in BC, along with their related marketing organization, and two MDF plants located in Pennsylvania and Ontario. The $31 million loss from discontinued operations ($.25 per share) in 1998 was comprised of a $26 million loss for Paper and a $5 million loss for MDF. The $247 million loss from discontinued operations ($1.99 per share) in 1997 was comprised of an $86 million loss for Paper and a $161 million loss for MDF. In 1997 Paper included unusual charges of $66 million primarily related to restructuring costs and asset write-downs. The results of MDF for 1997 included a $133 million provision for expected future losses until disposal and the estimated loss on disposal.

The Paper business was sold as of April 30, 1998 for proceeds of $850 million, resulting in an after tax loss of approximately $35 million. Before the loss on

disposal, Paper reported a $9 million after tax profit during the first four months of 1998, reflecting improved prices for newsprint, groundwood printing papers and lightweight coated paper as well as a weak Canadian dollar against the US dollar. Effective September 30, 1998 the MDF business was sold for proceeds of $160 million. An additional after tax loss of $5 million relating to the sale was recorded in 1998.

1997 Consolidated Results Compared with 1996

	Sales			Operating earnings (loss)		
($ millions)	1997	1996	*Change*	1997	1996	*Change*
Solid Wood	$ 1,329	$ 1,281	*$ 48*	$ 108	$ 56	*$ 52*
Engineered Lumber	479	386	*93*	52	32	*20*
Distribution	1,718	1,520	*198*	9	6	*3*
Packaging	1,009	992	*17*	22	40	*(18)*
All Other	635	614	*21*	5	25	*(20)*
	5,170	4,793	*377*	196	159	*37*
Corporate				(70)	(39)	*(31)*
Inter-segment	(649)	(526)	*(123)*	(28)	10	*(38)*
	4,521	4,267	*254*	98	130	*(32)*
Restructuring and other unusual charges				(201)	(42)	*(159)*
	$ 4,521	$ 4,267	*$ 254*	$ (103)	$ 88	*$ (191)*

NET EARNINGS (LOSS)

MB reported a net loss of $368 million ($2.99 per share) for 1997 compared with net earnings of $51 million ($.36 per share) for 1996. The $419 million decrease in net earnings was largely attributable to unusual charges in 1997. (See pages 13 and 30.) Unusual charges impacting 1996 results amounted to $56 million, of which $34 million ($42 million pre-tax) related to continuing operations and $22 million to discontinued operations.

The decrease in net earnings in 1997 reflected weak markets and lower prices for containerboard, OSB, newsprint and MDF, coupled with the startup costs of the MDF mills. Partially offsetting these negative factors were much higher prices realized by Solid Wood and Distribution for WRC products and continued growth by Engineered Lumber. The remaining difference between 1997 and 1996 results was attributable to the gain in 1996 on the sale of MB's investment in N.V. Koninklijke KNP BT, which exceeded the after tax gain realized in 1997 on the sale of transportation, log towing and barging operations by approximately $50 million.

SALES

Sales from continuing operations rose $254 million in 1997 resulting in a $37 million increase in operating earnings before restructuring costs and corporate and inter-segment items. Higher average lumber prices and increased TJM sales accounted for most of the sales

increase. Sales volumes for all major products, except MB's BC produced lumber and logs, were also higher.

OPERATING EARNINGS (LOSS)

Operating earnings from continuing operations before restructuring and other unusual charges decreased $32 million from $130 million in 1996 to $98 million in 1997.

Solid Wood
Earnings increased $52 million reflecting higher average lumber prices in 1997, particularly for WRC, and increased values for BC logs sold to Paper and to third parties. Lower whitewood shipments, reflecting the severe downturn in the Japanese market and the adverse Canadian dollar/Japanese yen exchange rate, negatively impacted earnings.

Engineered Lumber
Earnings rose $20 million in 1997. TJM continued to show improvement reflecting increased market share of engineered lumber products in the residential construction market.

Distribution
Earnings in 1997 increased $3 million from 1996. The impact of improved prices and margins for WRC lumber and specialty products together with increased sales volumes of engineered lumber products was partially offset by weaker panelboard markets and declining prices and margins for commodity lumber grades.

Packaging
Earnings dropped $18 million from 1996 reflecting substantially lower containerboard prices. The impact of lower prices was partially offset by lower costs and increased shipments.

All Other
Earnings from MB's other businesses decreased $20 million in 1997. This decrease was mainly due to low OSB prices, lower earnings from GFL reflecting lower dimension lumber prices and higher production costs, and the sale of transportation operations.

Corporate and inter-segment
Higher corporate items decreased operating earnings by $31 million in 1997. Results were negatively impacted by foreign exchange and the write-off of unutilized investment tax credits.

The $38 million adverse effect on earnings reported for inter-segment was primarily the result of a significant write-down of pulp logs in the first quarter 1997.

Discontinued operations
The unusual charges which caused the $247 million loss from discontinued operations ($1.99 per share) in 1997 are discussed on page 30. Significantly lower newsprint and other groundwood printing paper prices caused Paper's operating earnings before restructuring and other unusual charges to drop from $25 million to $2 million in 1997. During 1997 MDF operating losses before restructuring costs and income taxes amounted to $38 million and reflected costs of ramping up the mills during a period when MDF prices continued to fall as new capacity came on stream.

Liquidity and Capital Resources

FINANCING ACTIVITIES

Three significant asset dispositions during 1998, as described in the investing activities section which follows, enabled MB to retire $72 million of short term debt and $566 million of long term debt prior to maturity. Consequently, in 1998 MB recorded a pre-tax charge of $42 million ($26 million after tax) for commissions and premiums. The debt retired prior to maturity included $100 million of 10.125% senior debentures maturing in 2002, US$95 million of the 8.5% debentures maturing in 2004 and US$190 million of a US$200 million 9.2% loan maturing in late 1999. During 1998 specific debt of $100 million and US$90 million related to the discontinued MDF business was also extinguished. The cost of retiring that debt was provided for in 1997 when it was determined the MDF business would be sold. As a result of retiring this debt prior to maturity, interest payments in 1999 are expected to be $48 million lower, interest payments for 2000 and 2001 are expected to be $23 million lower per annum and for the period 2002 to early 2004, $26 million lower. Other long term debt of $31 million was also retired.

The total of the Company's long term lines of credit for continuing operations was unchanged during 1998, with $575 million long term bank lines of credit available with major Canadian banks. These lines have terms ranging from five to seven years. MB also has over $450 million of short term lines of credit. The short term lines are currently used to cover any day to day bank overdraft positions.

At December 31, 1998 MB's total interest-bearing debt for continuing operations (including $146 million non-recourse long term debt of joint ventures) was $1,001 million, down from $1,837 million at December 31, 1997, which included $630 million of interest-bearing debt for discontinued operations. During 1998 short term interest-bearing debt for continuing operations decreased $72 million to $59 million and long term debt decreased $134 million to $942 million.

Interest-bearing debt, including non-recourse debt, as a ratio to interest-bearing debt and shareholders' equity, was reduced from 54% at December 31, 1997 (which included debt of discontinued operations) to 38% at December 31, 1998. The December 31, 1998 ratio does not take into account the cash position of $586 million.

In August 1998, the Company effected a normal course issuer bid through the facilities of The Toronto Stock Exchange for up to 11,190,390 of its common shares. At December 31, 1998, approximately 1.9 million common shares, or 2% of MB's outstanding shares had been purchased at a cost of $28 million.

Securitization of accounts receivable in 1998 remained at similar levels to 1997.

The only significant derivatives utilized by MB are forward contracts to hedge future foreign currency revenue and cash inflow in excess of capital expenditures, interest payments and operating cash flow requirements. Reference is made to Note 16 of the consolidated financial statements which discusses financial instruments.

INVESTING ACTIVITIES

During 1998 MB received proceeds totalling $1.2 billion from the sale of several businesses resulting in significant cash balances and short term investments, which at December 31, 1998, totalled $586 million, up $421 million from December 31, 1997. The Paper business was sold effective April 30, 1998 for $850 million, resulting in an after tax loss of approximately $35 million. The proceeds from the sale of the discontinued MDF business were $160 million with an additional after tax loss of $5 million recorded in 1998 related to the sale. The Company's 50% partnership interest in MacBath was sold for $185 million and resulted in a $67 million after tax gain.

In late 1998 MB acquired 19% of Eagle bringing MB's interest to 70% and in January 1999 MB acquired another 20% interest. These combined acquisitions cost MB $33 million and the assumption of $9 million of additional debt. MB is in discussions to purchase the remaining interests from Eagle Board Trust, which represents eight First Nations from New Brunswick and Prince Edward Island, to achieve sole ownership of Eagle.

During 1998 capital expenditures (excluding business acquisitions) on continuing operations amounted to $159 million, up from $90 million in 1997 when the Company was strictly conserving cash. Other than in Packaging and Engineered Lumber there were no significant capital expenditures in 1998 reflecting continued tight spending control.

Of the $159 million of capital expenditures in 1998, approximately $35 million related to discretionary expansion or modernization and $10 million to environmental projects. At the end of 1998, construction of a new US$45 million engineered lumber manufacturing plant by TJM in Alabama, was completed. Capital expenditures in 1999 are expected to be approximately $233 million with the largest amounts relating to the US$43 million sawmill modernization at Pine Hill in Packaging and several expansionary projects at TJM.

In recent years major projects included an $80 million OSB mill in New Brunswick, in which MB had a 50% interest when it started up in mid-1996, and a US$105 million Kentucky linerboard mill which started up at the end of 1995. In late 1995 TJM completed construction of two engineered lumber plants in the US at a cost of US$195 million. While combined capital expenditures for the discontinued Paper and MDF businesses were only $9 million in 1998, during the previous four years they were $755 million.

Looking forward, MB's strong balance sheet gives the Company the financial capacity and flexibility to grow the value of its core building materials business. Management continues to explore alternatives to exit the Packaging business and is not likely to invest further in the BC coastal forestry industry until the industry's fundamental structural problems are satisfactorily resolved.

	Capital expenditures					
($ millions)	1998	1997	1996	1995	1994	Five year total
Solid Wood	$ 16	$ 15	$ 40	$ 58	$ 41	$ 170
Engineered Lumber	34	27	13	69	98	241
Distribution	18	6	11	14	9	58
Packaging	74	31	110	204	66	485
Other and corporate	17	11	46	158	18	250
	$ 159	$ 90	$ 220	$ 503	$ 232	$ 1,204

OPERATING ACTIVITIES

Cash flow from continuing operations before changes in non-cash working capital was $275 million in 1998, up $64 million from 1997. The increase was mainly due to improved operating earnings (see page 14 of MD&A). Significant costs savings were generated as a result of reducing the number of MB employees (in continuing operations) by 14%. During 1998 management also took steps to reduce non-cash working capital which was down $173 million at December 31, 1998 from a year earlier. Lower accounts receivable reflected lower whitewood prices, and inventory levels were also down due to lower log costs and volumes.

Uncertainties and Outlook

UNCERTAINTIES

Following is a discussion of known trends or uncertainties that MB reasonably expects could have a significant impact on continuing operations.

Timber tenure

In 1999 the Company's allowable annual cut (AAC) on Crown lands in BC is expected to be similar to the 1998 level of 5.6 million m^3, although down from 6.1 million m^3 five years ago. Given the ongoing evolution of the BC Forest Practices Code (FPC) and MB's announcement that it will end clearcutting over five years, MB expects further moderate reductions in its AAC over the next five years. However, the BC Government continues to look for ways to mitigate further harvest reductions. As evidenced by the Government's announcement of its Forest Action Plan which is designed to streamline regulations and reduce administrative costs.

MB has a petition before the courts which seeks confirmation that compensation is payable for tenure expropriated during the creation of parks under the Park Amendment Act of 1995. MB is currently negotiating with the BC Government in respect to this petition.

Clayoquot/Iisaak Forest Resources Ltd.

Following the release of the Clayoquot Scientific Panel Report in 1995, new operating standards were introduced in the Clayoquot Sound area of TFL 44 in 1995. These new standards resulted in very limited and unprofitable logging in that area in 1996. Given that most of MB's existing harvesting plans did not meet the new standards, MB announced at the end of 1996 that it would shut down logging in Clayoquot Sound for 1997 and part of 1998. The shutdown gave the Company time to revise its harvesting plans in the Clayoquot Sound and ensure that they complied with the new standards. Furthermore, as a result of the new standards, in early 1998 the Government reduced the Company's AAC in the Clayoquot from 405,000 m^3 to 130,000 m^3.

Due to social and environmental controversy over logging in Clayoquot Sound, MB has not been active in the area since 1997 and the Company's fixed assets have not been providing a return. In 1998 the Company signed an agreement with a local First Nations economic development corporation, Ma-Mook Natural Resources Ltd. ("Ma-Mook"), to form a new company, Iisaak Forest Resources Ltd. ("Iisaak"), to carry out an eco-forestry business in Clayoquot Sound commencing in 1999. Iisaak's business objectives are to target premium markets for specialty products that appeal to environmentally sensitive consumers. Ma-Mook and MB hold 51% and 49% respectively of the shares of Iisaak. In exchange for shares, MB is committed to provide up to approximately $2 million in working capital and to transfer approximately $8 million in assets to Iisaak. Subject to the approval of the BC Government, MB is also committed to transfer its harvesting rights in the Clayoquot portion of TFL 44 (and various timber licences) to Iisaak through the creation of a new timber harvesting licence agreement. If this approval is not received by June 1, 1999, MB has the right to terminate its obligations to Iisaak.

Timber royalties and stumpage

The BC Government passed legislation in 1995 increasing royalty rates to match stumpage rates by April 1, 2001. The Company has filed a claim against the Government seeking $200 million in compensation for expropriation of MB's property interests and breach of contractual obligations and fiduciary duty. The pleadings in this case have now been closed, and the trial is presently scheduled for the summer of 1999. Its outcome cannot be determined at this time.

In response to higher than expected FPC implementation costs, in June 1998 the Government reduced average stumpage on the BC coast by $8.10 per cubic metre.

Canada/US Softwood Lumber Agreement

The Company has a quota allocation for shipments of commodity softwood lumber into the US. This quota is a result of a five year Canada/US Softwood Lumber Agreement (the Agreement) which expires March 31, 2001. A small portion of MB's quota allocation is subject to an export fee of US$52 per Mfbm. Any volume that MB exports to the US above its quota allocation is subject to an export fee of US$104 per Mfbm. These fees make it difficult for MB to increase shipments into the US when other export markets such as Japan weaken. During 1998, this situation forced MB to sell lumber into lower return markets to avoid the US$104 export fee. There are many initiatives to lessen the burden that the Agreement has imposed on BC coastal producers since the collapse of the Japanese market in 1997. The Company is an active participant in most of these initiatives.

In December 1998, an arbitration panel was formed to decide whether Canada violated the Agreement when BC reduced its stumpage rates on June 1, 1998. The US argues that the reduction in BC's stumpage rates circumvents the Agreement because it offsets the export fees, which is not allowed under the Agreement. Canada argues that the Agreement does not prevent provinces from making changes to its forest management practices or stumpage rates.

As in 1998, the quota restrictions are expected to have a minor negative impact on GFL's 1999 lumber shipments to the US.

BC Government's potential initiatives to reduce costs and improve industry competitiveness

The BC Government has become concerned about the economic health of the provincial forest sector, a major driver of the provincial economy. In late 1998, the Government started a two staged policy review process to develop initiatives for stabilizing the Province's faltering forest economy and resource dependent communities.

The first stage of the process, a 30 day review, focused on reducing industry costs without undermining environmental protection objectives or jeopardizing the Canada/US Softwood Lumber Agreement. The first outcome of this review was the Government's November 1998 announcement of changes to the market pricing system for its small business timber sales program. In January 1999, the Government announced further changes to make its forest policies more market oriented, streamline administrative requirements and introduce a monthly payment plan option which will allow companies to spread their stumpage payments over the course of a year.

The second stage of the process will examine structural issues in BC that are negatively affecting the competitiveness of the BC forest industry. This review will consider domestic cost issues and improved access to world markets, particularly the US. Some of the issues under consideration will include tenure reform, regulatory burden and BC's general tax structure. Efforts are currently under way through the Council of Forest Industries and its member companies to prepare a BC industry response to this challenge.

European gypsy moth

The Canadian Food Inspection Agency (CFIA) reached an agreement with the US Department of Agriculture (USDA) to establish two regulated areas on southern Vancouver Island allowing trade to continue while preventing further spread of the gypsy moth. Gypsy moth caterpillars have caused the defoliation of forests across eastern North America. These regulated areas came into effect on October 28, 1998 covering approximately 150,000 hectares. Product restrictions affecting MB cover only raw log exports to the US, which in recent years have been minimal. The Company has established a quality management system for the inspection, handling and tracking of "regulated area logs". Trade in lumber is not affected. MB has approximately 15,000 hectares of private land within the regulated areas.

Labour relations

The three year agreement with IWA Canada which covers MB's logging and sawmill operations in BC expires June 14, 2000. The Pulp, Paper and Woodworkers of Canada (PPWC) contract, which covers a sawmill in BC, was renewed in January 1999 without labour interruption. The PPWC agreement provides for no wage increase in the first year and 2% increases in the second and third years. The six year agreement with the United Paperworkers International Union (UPIU) which covers the Pine Hill, Alabama packaging operations expires in 2002.

Aboriginal land claims

BC is a unique jurisdiction in that the majority of its aboriginal groups historically have not entered into government treaties settling their rights. In 1993 the Canadian and BC governments established a process to seek settlement of aboriginal land claims in BC through treaty negotiations. A BC Treaty Commission was established to oversee this complex and evolving process. About 70% of BC's aboriginal peoples are represented by First Nations that are involved in the treaty negotiation process. To settle aboriginal claims, the governments are expected, in various combinations to pay cash, transfer land and resources, grant aboriginals a conditional right to gather food on public lands and to grant some rights of self-government (which may ultimately require MB to secure additional approvals to operate).

BC's first modern day treaty, with the Nisga'a people, was recently finalized. The Nisga'a Treaty will become effective upon ratification by the Nisga'a people and both the federal and provincial governments. As of the date of writing, the Nisga'a people have approved the Treaty and the federal and provincial legislatures are currently expected to approve the Treaty by the spring of 1999. The Nisga'a Treaty does not deal with any of MB's forest lands. However, it does illustrate how forestry operations, in a largely rural area, may be impacted by treaty settlements. In particular, the Nisga'a Treaty provides for expropriation of forest tenures from licensees over an area of about 2,000 square kilometres, which represents about 7% of the local region's timber supply. This is higher than the BC Government's commitment to limit land allocations to settle treaties to 5% of BC's Crown land base. Based on this stated objective, the removal of 5% of MB's Crown lands would mean an AAC loss to MB of about 280,000 m^3.

The Nisga'a Treaty grants ownership of this 2,000 square kilometres of land (the "Nisga'a Lands"), including the forest resources, to the Nisga'a people. Coincident with the grant of the Nisga'a Lands, the Treaty provides a nine year transition scheme, during which the fibre supply commitment to the tree farm licensee, which previously came from the Nisga'a Lands, will be reduced to zero. At the end of the transition, the sale of wood from the Nisga'a Lands will be at the sole discretion of the Nisga'a.

The Treaty does not deal directly with compensation to forest licensees facing these changes. However, the Government has publicly stated that it will provide fair and reasonable compensation to affected parties. As of the date of this MD&A, the principles for compensation have not yet been made clear.

The forest industry continues to be actively involved in seeking ways to ensure that the treaty process brings future certainty to forest development activities. However, until a treaty addressing forest lands on which MB operates is settled, it is difficult to predict the impact of this process on MB's operations. The first treaty that is expected to affect MB is with the Sechelt First Nations for their claims in and around the Sunshine Coast. At the end of January 1999, the Sechelt and the provincial and federal governments announced that they had reached an Agreement in Principle ("AiP"), a key step prior to treaty finalization. This AiP provides an example of an urban oriented treaty settlement and is primarily focused on cash rather than land. There is very little forest land impacted by the AiP and MB does not expect its

operations to be significantly affected by this AiP or the final treaty settlement.

Simultaneously with the treaty negotiation process, the courts have developed some legal principles designed to reconcile and protect aboriginal interests within the context of a modern Canadian economy. One of the key principles is that governments must consult with aboriginal groups prior to undertaking development activities that may impact their interests. MB endeavours to ensure that its activities meet these consultation requirements. In the interim, until treaties are settled, guiding case law from the Supreme Court of Canada tends to perpetuate the uncertainty around the exact nature and scope of aboriginal land claims as it applies to MB’s operations. Future litigation, and/or settlement of land claims by way of treaty, is expected to clarify these issues over the next several years.

Environmental issues

MB believes that all of its operations generally conform with legislated environmental requirements. In April 1998, the US Environmental Protection Agency published the final version of the Cluster Rule. This rule effectively tightened effluent discharge limits as well as air emissions from all US pulp and paper manufacturing facilities. Based on a Cluster Rule engineering study, the Pine Hill, Alabama facility projects total spending of US$17 million covering 1999 through 2002 to meet these tighter requirements. Also, the Cluster Rule requires the collection of additional non-condensable gas sources by the year 2006. Additional funds will be required to achieve compliance with this portion of the Cluster Rule. MB is not aware of any significant near term remedial costs required to clean up contaminated sites.

Significant claims and litigation

At March 1, 1999, American Cemwood Corporation (“ACC”), a wholly-owned subsidiary of the Company’s subsidiary, MacMillan Bloedel (USA) Inc., was defending proposed class action suits, three in California, one in Washington State and a consolidated multi-case proceeding in Colorado. These suits seek damages allegedly caused by the failure of cement-fibre roofing products manufactured by ACC (“ACC shakes”). ACC discontinued manufacturing in April 1998. Collectively, the suits seek damages on behalf of all persons in the United States who own homes or other structures on which ACC shakes were installed. MacMillan Bloedel Limited and MacMillan Bloedel (USA) Inc. are named as co-defendants in most of these suits. Plaintiffs in the consolidated action in Colorado had moved for class certification, but that motion had not been decided at March 1, 1999. It is not determinable at this time whether a class will be certified in that case or any of the others or whether the attempts to include the Company or its other named subsidiaries in these suits will be successful.

At December 31, 1998, ACC had approximately 800 claims, including a number of associated lawsuits, pending in respect of ACC shakes. Approximately 1,750 claims were settled during 1998. ACC has entered into an Assurance of Voluntary Compliance with the Oregon Department of Justice pursuant to which it has contributed US$0.4 million to an Oregon consumer education fund and has established a US$6.2 million trust to fund resolution of eligible claims concerning ACC shakes.

The ultimate outcome of roofing product claims against ACC and their impact on MacMillan Bloedel, if any, is not determinable at this time. MacMillan Bloedel’s current policy with respect to ACC is to provide ACC with sufficient working capital to administer these claims in the normal course of business. MacMillan Bloedel may change this policy should it determine it is no longer prudent to continue. ACC and MacMillan Bloedel have demanded coverage of these claims from their insurance carriers, but it is unknown at this time the extent to which coverage will be provided.

At the beginning of 1998, MacMillan Bloedel had a provision of approximately $51 million for funding ACC's estimated working capital requirements, including an estimate of amounts required to administer and satisfy roofing product claims. Approximately $33 million, including legal and administrative costs, was expended in 1998 in respect of these claims. The 1998 operating earnings include a $63 million pre-tax increase in this provision. (See Note 13 of the financial statements.)

As with all accounting estimates, due to the many variables and uncertainties involved in estimating the cost to administer and satisfy claims, actual claims experience could differ significantly from the estimated provision, which could result in future charges.

Year 2000

READINESS • On January 1, 2000 (Y2K), when the year is designated as "00", many computer systems could either fail partially or completely or create erroneous data as a result of misinterpretation of the year, although some effects could possibly be experienced in 1999. MB commenced its Y2K program in 1996 and has made substantial progress towards readying MB for the impact of Y2K failures. MB has established a Y2K centralized services program to evaluate the extent of potential problems by identifying operating and information systems and equipment that may require remedial action and to coordinate and monitor the assessment, conversion or replacement and testing of computer systems throughout the organization to provide as much assurance as can reasonably be obtained that key business and process control systems will function successfully during 1999 and thereafter. The Company has also established its own in-house testing facility to test software and hardware in a post Y2K environment. The Vice-President, Information Technology directs MB's Y2K program and reports on progress to the Audit Committee of the Board of Directors at each meeting.

MB's Y2K program is directed at achieving Y2K readiness for all critical business information systems, process control systems, end-user applications, customers and suppliers by mid-1999, and for early completion of plans to manage contingencies should Y2K impacts arise in 1999 or 2000.

Based on current knowledge, MB considers that it is substantially on target for its aim of being Y2K ready and that its business critical systems will be Y2K ready by mid-year 1999. Remediation of critical items not yet Y2K ready is either planned, in progress or substantially complete. MB has a structured plan in place to address those items still unresolved.

- Business Information Systems - Y2K readiness for business information systems for MB's Solid Wood, Distribution, Panelboards and Corporate groups was approximately 93% complete by the end of 1998. Remaining work, which is planned to be finished in the first quarter 1999, includes replacing two third-party software packages among Distribution's financial systems. Packaging has also made significant progress with the majority of its systems ready for Y2K. Following completion of the program in this area, MB plans to continue with testing and verification.
- Process Control Systems - System inventories are complete for all manufacturing operations, as is assessment of all critical inventory items. Remediation of critical items not yet Y2K ready is planned, in progress or substantially complete at most operations, and the work is forecast to be completed by mid-1999.
- Site-Specific Systems - Approximately 98% of all Solid Wood, Distribution and Corporate group desktop hardware and standard MB desktop software were determined to be Y2K ready by the end of 1998. Assessments of miscellaneous third-party software are to be completed early in 1999 with a target of being Y2K ready in this area by the summer of 1999. Packaging and Panelboards are also nearing completion of work to replace hardware not Y2K ready and to upgrade standard software packages.

- Critical Suppliers and Customers - Panelboards, Solid Wood and Packaging in 1998 initiated contact with key suppliers and customers, while Distribution commenced its program in late 1998. Overall, approximately 22% of suppliers were reportedly Y2K ready at the end of October 1998, while approximately 63% were reportedly in the process of establishing compliance and approximately 15% had yet to respond to inquiries. MB is investigating those areas not answered satisfactorily by respondents and taking such measures as it can to obtain verification of Y2K readiness for critical supply items.

COSTS • To date MB has spent approximately $10 million, and it is currently anticipated that the final cost will not exceed $15 million. These amounts are direct costs and do not include all the internal costs of employee time and resources, some of which are difficult to define with an acceptable degree of reliability. MB does not, however, anticipate that these internal costs will be substantial. The costs and completion dates for MB's Y2K program are based on management's best estimates, which were derived using numerous assumptions regarding future events, including continued availability of certain resources, remediation plans of suppliers and customers, and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ from expectations. All costs are being expensed as incurred.

Additional resources in terms of staffing and money will be applied to MB's Y2K program as the need is identified.

RISKS TO THE COMPANY'S BUSINESS • MB's primary businesses are based on the manufacture and selling of products that do not themselves generate Y2K problems or liabilities. The risks to MB, therefore, arise mainly in the possibility of a temporary inability to process orders and a failure in the supply of services or products to MB which are critical to the conduct of its business, including information technology and supply of services dependent on information technology. This includes the supply of power and other utilities and communications systems. The most reasonably likely worst case results of a failure by MB, its customers or suppliers to resolve a Y2K problem would be a temporary inability to process orders in a timely and efficient manner and a production facility shutdown, either of which, depending on the severity of the interruption, could potentially have a material adverse effect on MB's results of operations, financial condition and cash flow.

MB has identified critical suppliers of goods and services, who have been requested for a statement disclosing Y2K readiness status. Independent testing is being requested of some suppliers. The vulnerability of MB to the Y2K problem to a large extent depends on the Y2K readiness of third parties, such as vendors, suppliers, utility providers, customers, other financial institutions, government agencies, payment systems, exchanges and depositories worldwide, and the suppliers of such services to them. Notwithstanding the steps being taken by MB to achieve Y2K readiness, there is no assurance that uncertainties surrounding the Y2K problem will not materially and adversely impact MB's business operations and its customers and business relationships.

CONTINGENCY PLANS • Business contingency planning is continuing, with a focus on critical areas of potential business disruption. Plans are being developed for a case by case assessment of risk and contingency planning. Part of this planning involves procedures to minimize disruption if essential infrastructure failures occur. Essential suppliers are being identified according to impact if supply failures result and alternate sources of supply are being or will be arranged.

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

Statements in this MD&A, to the extent not based on historical events, constitute forward-looking statements (as such term is defined under the United States Private Securities Litigation Reform Act of 1995). Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the succeeding Market Outlook section and, in the preceding sections (primarily in the Uncertainties section), statements regarding future-oriented costs, expenditures, available harvesting levels, export levels due to quota restrictions and timberland holdings. Investors are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date thereof. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to MB include the effect of general economic conditions, fluctuations in supply and demand for MB's products, changing foreign exchange rates and actions by government authorities, Y2K, uncertainties associated with legal proceedings and negotiations, industry production levels, competitive pricing pressures and misjudgments in the course of preparing forward-looking statements.

There are many forward-looking statements in the previous section about MB's Y2K status. In addition to the risks, uncertainties and assumptions discussed there, factors that could cause or contribute to actual results differing materially from such forward-looking statements include the ability of suppliers, customers, transportation providers, the Company and others to address the Y2K problem efficiently and in a timely way, the continued availability of suppliers and customers to be Y2K compliant, and the ability to identify and complete contingency plans for systemic failures not under Company control.

MARKET OUTLOOK

Two key drivers of demand for MB's building material products are economic growth and housing starts.

In North America, these measures suggest slower but relatively good growth for lumber, engineered lumber and OSB. Based on recent consensus forecasts, the percentage changes in real GDP in 1999 are expected to be 2.9% for the US compared with 3.9% in 1998 and 2.1% for Canada compared with 2.9% in 1998. Housing starts in 1999 are projected to be moderately lower in both the US and Canada. Continued weakness in Asia, notably Japan, is expected to redirect lumber to North America keeping lumber prices similar to 1998 levels. The softwood lumber quota will continue to restrict lumber shipments. Few significant OSB capacity additions have been announced for the next two years and supply should be more in balance with demand in 1999 than in 1998.

In Japan, the expectation is for a slower rate of decline in the economy. Recent consensus has a 0.7% reduction in real GDP in 1999 compared to a reduction of 2.9% in 1998. Housing starts are projected to decline. However, lumber inventories are very low and will require replenishing in 1999.

Demand for packaging products is also tied to the economy and consumer confidence. As a result of current industry production curtailment, lower inventory levels, an expected 1% to 2% increase in US domestic demand in 1999 and an increase in the world supply of containerboard of less than 2% in 1999, containerboard markets have become more balanced and should remain so during most of the year. Prices for packaging products are expected to improve during 1999 from their current low level and producers have announced price increases of US$50 per ton for linerboard and US$60 per ton for corrugating medium for March 1999. Containerboard export markets, due to the Asian financial crisis, are expected to remain weak in 1999.

EXHIBIT 99.2 The Consolidated Financial Statements of MacMillan Bloedel for the year ended December 31, 1998 as filed on Form 40-F/A on September 28, 1999

U.S. Securities and Exchange Commission
Washington, D.C. 20549

FORM 40-F/A

[Check one]

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934.

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 1998 Commission file number 1-7902

MacMILLAN BLOEDEL LIMITED

(Exact name of Registrant as specified in its charter)

Canada

(Province or other jurisdiction of incorporation or organization)

93-0463478

(I.R.S. Employer Identification Number

925 West Georgia Street, Vancouver, B.C. V6C 3L2 (604) 661-8302

(Address and telephone number of Registrant's principal executive offices

R.H. Craig, Esq., MacMillan Bloedel Packaging Inc., Suite 300 - 4001 Carmichael Road,
Montgomery, Alabama 36106-3635, (334) 213-6100

(Name, address (including zip code) and telephone number
(including area code for agent for service in the United States))

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Common Shares

For annual reports, indicated by check mark the information filed with this Form:

[ ] Annual Information Form [X] Audited Annual Financial Statements

Number of common shares oustanding at December 31, 1998: 122,580,913

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule. Yes________ 82-________ No.__X__

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes __X____ No.________

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

SIGNATURE

Pursuant to the requirements of the Securities Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused the registration statement annual report to be signed on its behalf by the undersigned, thereto duly authorized.

MacMILLAN BLOEDEL LIMITED
(Registrant)

Date: September 28, 1999

By: "G.E. Mynett"
(G.E. Mynett, Corporate Secretary and
Associate General Counsel)

MacMillan Bloedel Limited

Form 40-F/A

For Year Ended December 31, 1998

AMENDMENT NO. 1 TO ANNUAL REPORT ON FORM 40-F/A

MacMillan Bloedel Limited (the "Registrant") hereby amends its Annual Report on Form 40-F for the year ended December 31, 1998 filed with the Securities and Exchange Commission on April 7, 1999 by deleting in its entirety the Audited Annual Financial Statements of the Registrant included therein as Exhibit 2(b) and by inserting the revised Audited Annual Financial Statements of the Registrant included herein as Exhibit 2(b) (the "Revised Financials"). The Revised Financials reflect a revision to Note 20 to the Registrant's Consolidated Financial Statements and a revision to PricewaterhouseCooper's LLP's audit report stating that with respect to Note 20 to the Consolidated Financial Statements such report is as of September 17, 1999.

List of Exhibits

Exhibit No.	Description
1 *	MacMillan Bloedel Limited Annual Information Form dated March 26, 1999
2 *	MacMillan Bloedel Limited Annual Report 1998
	(a) Management’s Discussion & Analysis
	(b) Audited Annual Financial Statements
	(i) Audit Report
	(ii) Consolidated Financial Statements
	(iii) Reconciliation with United States Generally Accepted Accounting Principles
	Note 20 to Consolidated Financial Statements -
	Significant Differences Between Canadian and United States Generally Accounting Principles
3 *	Consent of Independent Accountants

*** Documents describe in Exhibit 1 and 2(a) have been previously filed with the Registrant's Annual Report on Form 40-F dated April 7, 1999. Documents described in Exhibit 2(b) and 3 are filed with this amendment.**

EXHIBIT 2 (b) - 1998 Audited Annual Financial Statements

MacMillan Bloedel Limited

1998 Consolidated Financial Statements

Management's Responsibility for the Financial Statements

The accompanying consolidated financial statements of MacMillan Bloedel Limited for the years ended December 31, 1998, 1997 and 1996 have been prepared by management in accordance with generally accepted accounting principles in Canada. Management is responsible for the integrity and objectivity of the consolidated financial statements, which are presented on the accrual basis of accounting and accordingly include amounts based on judgment. Other financial information in the annual report is consistent with that in the consolidated financial statements. The accounting procedures and related system of internal controls are designed to provide reasonable assurance that the financial records reflect the transactions of the consolidated enterprise. The internal accounting process includes management's communication to employees of policies which govern ethical business conduct.

The Board of Directors through its Audit Committee, consisting solely of independent members of the Board, recommend the appointment of the auditors, monitor the basis of engagement and receive the report of the external auditors and review the audit program and significant findings of the internal auditor so as to gain assurance about the adequacy of internal controls over the financial reporting process, auditing matters and financial reporting issues. The Company's consolidated financial statements have been reviewed by the Audit Committee and, together with the other required information in this Annual Report, have been approved by the Board of Directors.

PricewaterhouseCoopers LLP, independent auditors, have audited the consolidated financial statements of the Company for the years ended December 31, 1998, 1997 and 1996 and their report is included herein. Both the internal and external auditors met with the Audit Committee to discuss the results of their audit, and were afforded an opportunity to present their opinions in the absence of management personnel with respect to the adequacy of internal controls and the quality of the financial reporting of the Company.

W.T. Stephens
President and Chief Executive Officer

A.D. Laberge
Senior Vice-President, Finance

February 10, 1999

To the Shareholders of MacMillan Bloedel Limited:

We have audited the consolidated balance sheets of MacMillan Bloedel Limited as at December 31, 1998 and 1997 and the consolidated statements of earnings, retained earnings and changes in financial position for each of the years in the three year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and 1997 and the results of its operations and the changes in its financial position for each of the years in the three year period ended December 31, 1998 in accordance with generally accepted accounting principles in Canada.

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, BC
February 10, 1999 except for note 20, which is as at September 17, 1999

Consolidated Balance Sheet

($ millions)	December 31 1998	December 31 1997
ASSETS		
Current assets		
Cash and short term investments	$ 586	$ 165
Accounts receivable (Note 3)	256	354
Inventories (Note 4)	592	748
Other	20	20
	1,454	1,287
Property, plant and equipment (Note 5)	1,802	1,834
Investments and other assets (Note 6)	87	96
Deferred income taxes	-	12
	3,343	3,229
Assets of discontinued operations (Note 14)	-	1,330
	$ 3,343	$ 4,559
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Bank indebtedness and notes payable	$ 59	$ 131
Accounts payable and accrued liabilities	551	570
Current portion of long term debt (Note 7)	25	23
	635	724
Long term debt (Note 7)	917	1,053
Other long term obligations	135	131
Deferred income taxes	18	–
	1,705	1,908
Liabilities and deferred income taxes of discontinued operations (Note 14)	-	1,055
	1,705	2,963
Shareholders' equity		
Equity component of convertible subordinated debentures (Note 8)	110	107
Preferred shares (Note 9)	64	66
Common shareholders' equity		
Common shares (Note 9)	987	1,002
Retained earnings	507	508
Foreign exchange translation adjustment	(30)	(87)
	1,464	1,423
	1,638	1,596
Commitments (Note 17)		
Contingencies (Note 18)		
	$ 3,343	$ 4,559

Approved by the Board:

W.T. Stephens
Director

R.F. Haskayne
Director

Consolidated Statement of Earnings

($ millions except per share amounts)	Year ended December 31 1998	1997	1996
Sales	$ 4,183	$ 4,521	$ 4,267
Costs and expenses (Note 10(a))			
Materials, labour and other operating expenses	3,419	3,833	3,592
Depreciation, depletion and amortization	192	206	184
Selling, general and administrative	390	384	361
Restructuring and other unusual charges (Note 13)	78	201	42
	4,079	4,624	4,179
Operating earnings (loss)	104	(103)	88
Other income (Note 10(b))	138	63	104
Debt retirement costs (Note 7)	(42)	–	–
Interest expense (Note 10(c))	(108)	(98)	(102)
Earnings (loss) from continuing operations before income taxes	92	(138)	90
Income tax (expense) recovery (Note 10(d))	(19)	17	(15)
Earnings (loss) from continuing operations before undernoted item	73	(121)	75
After tax earnings of affiliates	-	–	6
Earnings (loss) from continuing operations	73	(121)	81
Loss from discontinued operations (Note 14)	(31)	(247)	(30)
Net earnings (loss)	$ 42	$ (368)	$ 51
Earnings (loss) per common share			
Earnings (loss) from continuing operations	$ 0.54	$ (1.00)	$ 0.60
Net earnings (loss)	$ 0.29	$ (2.99)	$ 0.36

Consolidated Statement of Retained Earnings

($ millions)	Year ended December 31 1998	1997	1996
Retained earnings, beginning of year	$ 508	$ 917	$ 946
Net earnings (loss)	42	(368)	51
	550	549	997
Purchase of common shares in excess of average stated value (Note 9)	13	–	–
Dividends			
Interest on equity component of convertible subordinated debentures	1	1	1
Preferred shares	4	3	4
Common shares	25	37	75
	43	41	80
Retained earnings, end of year	$ 507	$ 508	$ 917

Consolidated Statement of Changes in Financial Position

($ millions)	Year ended December 31 1998	1997	1996
Operating activities			
Earnings (loss) from continuing operations	$ 73	$ (121)	$ 81
Depreciation, depletion and amortization	192	206	184
Restructuring and other unusual charges (Note 13)	78	201	42
Gain on sale of investments (Note 11)	(98)	(44)	(79)
Debt retirement costs	42	–	–
Deferred income taxes	(12)	(31)	23
After tax earnings of affiliates	-	–	(6)
Distributions from affiliates	–	-	8
	275	211	253
Change in non-cash working capital	173	77	95
Cash provided by operating activities	448	288	348
Investing activities			
Capital expenditures	(159)	(90)	(220)
Businesses acquired	(15)	-	(105)
Investments and other assets	(8)	(7)	(20)
Proceeds from sale of investments (Note 11)	185	141	549
Disposal of assets and other	12	14	38
Cash provided by investing activities	15	58	242
Financing activities			
Net debt repaid	(669)	(49)	(361)
Debt retirement costs (Note 7)	(42)	-	–
Issue (redemption) of shares	(29)	(3)	(12)
Dividends	(30)	(41)	(80)
Cash used for financing activities	(770)	(93)	(453)
Cash provided by (used for) continuing operations	(307)	253	137
Cash provided by (used for) discontinued operations (Note 14)	728	(140)	(117)
Increase in cash and short term investments	$ 421	$ 113	$ 20

In these notes 'MacMillan Bloedel' means MacMillan Bloedel Limited and its consolidated subsidiaries, and 'Company' means MacMillan Bloedel Limited as a corporation. Amounts are stated in millions of Canadian dollars unless otherwise indicated.

Note 1. Accounting policies:

MacMillan Bloedel follows accounting principles generally accepted in Canada. Information with respect to generally accepted accounting principles in the United States is provided in Note 20.

(a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries.

The investments in joint ventures are accounted for using the proportionate consolidation method. Under this method MacMillan Bloedel records its proportionate share of assets, liabilities, revenues and expenses on a line-by-line basis.

(b) Foreign currency translations

The assets and liabilities of self-sustaining foreign operations are translated at current rates of exchange while those of integrated foreign operations are translated at current rates for items measured at current prices, and at historical rates for items measured at past prices. Other assets and liabilities denominated in foreign currencies are translated at the year-end rate of exchange.

MacMillan Bloedel considers that its foreign currency denominated debt represents an effective hedge of its investments in foreign subsidiaries and affiliates. Accordingly, foreign currency translation adjustments relating to foreign currency debt are included with the foreign exchange translation adjustment relating to self-sustaining foreign operations as a separate component of shareholders' equity.

(c) Valuation of inventories

Inventories of operating and maintenance supplies and raw materials are valued at the lower of average cost and replacement cost or net realizable value. Inventories of manufactured products are valued at the lower of average cost and net realizable value.

(d) Property, plant and equipment

Property, plant and equipment are recorded at cost.

MacMillan Bloedel employs the units-of-production basis for depreciation of manufacturing assets. Non-manufacturing assets are depreciated on a straight line basis.

The rates of depreciation being applied are intended to fully depreciate manufacturing assets (at normal production levels) and non-manufacturing assets over the following periods:

Buildings	20 or 40 years
Pulp and paper mill machinery and equipment	20 years
Logging machinery and equipment	5 to 7 years
Other manufacturing machinery and equipment	7 to 13 years

Depletion of timber and amortization of main logging roads are determined on a basis related to log production.

Interest is capitalized during construction of major capital projects.

(e) Intangibles

The goodwill component of intangibles is being amortized on a straight line basis over 10 years and the financing component over the life of the related debt. The carrying value of goodwill is reviewed annually.

Note 1. Accounting policies (continued):

(f) Silviculture costs

The costs of reforestation are accrued as the timber is harvested. The portion of this liability representing expenses projected to occur within the next year is classified as a current liability and the remainder is included with “Other long term obligations”.

(g) Financial instruments

Derivative financial instruments in the form of foreign exchange contracts and options are utilized to hedge certain transactions denominated in foreign currencies, primarily export sales and purchases of imported equipment. These instruments serve to protect the Company from currency fluctuations between the transaction date and settlement. The Company does not hold or issue financial instruments for trading purposes.

(h) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The more subjective of such estimates are silviculture liabilities, restructuring costs, and a provision for funding a subsidiary company’s working capital requirements, including its product claims. Management believes its estimates to be appropriate; however, actual results could differ from the amounts estimated.

Note 2. Joint ventures:

MacMillan Bloedel has ownership interests in joint ventures which are accounted for using the proportionate consolidation method.

Significant joint ventures	1998	1997	1996
Trus Joist MacMillan	49%	49%	49%
Saskfor MacMillan	50%	50%	50%
Eagle Forest Products (Note 12)	70%	51%	50%
MacMillan Bathurst (Note 11)	-	50%	50%

Summarized combined financial information representing MacMillan Bloedel’s pro-rata interest in all its joint ventures is as follows:

Financial position	1998	1997
Current assets	$ 266	$ 258
Property, plant and equipment	394	415
Deferred income taxes and other assets	49	41
Current liabilities	(59)	(71)
Long term debt	(139)	(167)
Proportionate share of net assets	$ 511	$ 476

Results of operations	1998	1997	1996
Sales	$ 448	$ 461	$ 438
Costs and expenses	(308)	(348)	(339)
Depreciation, depletion and amortization	(46)	(44)	(39)
Interest expense and other	(5)	(6)	(6)
Proportionate share of earnings before income taxes	$ 89	$ 63	$ 54

Changes in financial position	1998	1997	1996
Operating activities	$ 103	$ 105	$ 58
Investing activities	(62)	(66)	(65)
Financing activities	1	52	6
Proportionate share of increase (decrease) in cash and short term investments	$ 42	$ 91	$ (1)

Note 3. Sale of receivables:

In 1996, MacMillan Bloedel entered into agreements to sell designated pools of trade receivables to two trusts. At December 31, 1998, the two trusts held $209 million (1997 – $226 million) of such receivables. The agreements expire in July 1999.

Note 4. Inventories:

	1998	1997
Logs and wood chips	$ 153	$ 217
Lumber, panelboards and other building materials	327	405
Packaging products	64	81
Operating and maintenance supplies	48	45
	$ 592	$ 748

Note 5. Property, plant and equipment:

	1998			1997
	Cost	Accumulated depreciation	Net	Net
Buildings and equipment				
Solid Wood	$ 643	$ (434)	$ 209	$ 229
Engineered Lumber	526	(206)	320	308
Packaging	1,435	(739)	696	703
Other	400	(106)	294	311
	3,004	(1,485)	1,519	1,551
Timber and land, net of accumulated depletion			263	262
Logging roads			20	21
	$ 3,004	$ (1,485)	$ 1,802	$ 1,834

Note 6. Investments and other assets:

	1998	1997
Other investments and assets	$ 32	$ 47
Intangibles less amortization	55	49
	$ 87	$ 96

Note 7. Long term debt:

	1998	1997
Notes, bonds and debentures		
10.125% senior debentures maturing 2002	$ -	$ 100
8.5% debentures maturing 2004 (US$55 million, 1997 – US$150 million)	85	214
6.75% notes maturing 2006 (US$150 million)	230	215
7.75% industrial development revenue and pollution control bonds maturing 2009 (US$30 million)	46	43
7.75% solid waste disposal facilities revenue bonds maturing 2019 (US$9 million)	14	13
7.6% debentures maturing 2020 (US$90 million)	–	129
7.0% solid waste disposal revenue bonds maturing 2025 (US$34 million)	52	49
7.7% debentures maturing 2026 (US$150 million)	229	214
Bank loans		
Floating rate contractual lines of credit	–	24
2.0% to 5.1% loans maturing from 1998 to 2000 (1997 – Yen 2,300 million)	-	25
9.2% loan maturing 1999 (US$10 million, 1997 – US$200 million)	15	286
Floating rate loan maturing 2000 (US$50 million)	77	72
Floating rate loan maturing 2002	-	100
Debt component of convertible subordinated debentures (Note 8)	40	43
Other	8	10
	796	1,537
Non-recourse debt of joint ventures	146	169
	942	1,706
Less: Specific and allocated debt of discontinued operations	-	630
	942	1,076
Less: Payments due within one year	25	23
	$ 917	$ 1,053

During 1998, MacMillan Bloedel repaid $906 million of debt, $237 million of which specifically related to the discontinued medium density fibreboard business. Retirement of debt prior to maturity accounted for $566 million of this total, resulting in a $42 million charge against earnings.

Payments required on long term debt in the next five years are as follows:

1999	$ 25
2000	87
2001	33
2002	16
2003	–

Note 8. Convertible subordinated debentures:

The debentures bear interest at a minimum of 5% which can increase dependent on the Company's dividend payments. The debentures are convertible at the holders' option into common shares at a conversion price of $28.625 per common share. At the Company's option, the debentures can be redeemed for cash at any time or for common shares upon maturity in 2007.

The debentures have been split into debt and equity components in accordance with the Canadian accounting requirements for presentation of financial instruments. The present value of the interest payments on the convertible subordinated debentures is presented as long term debt with the remaining portion of the principal amount included in shareholders' equity. The interest related to the equity component of the convertible subordinated debentures is reflected as a charge to retained earnings.

Note 9. Share capital:

The Company's authorized capital consists of an unlimited number of common shares, 3.4 million class A preferred shares and 20 million class B preferred shares issuable in series, all without par value.

Changes in share capital

	Series 8		Series 10		Total
Class B preferred shares Issued and outstanding	Number of shares	Amount	Number of shares	Amount	Amount
January 1, 1997	1,225,369	$ 31	1,554,200	$ 39	$ 70
Redeemed during 1997	(155,000)	(4)	–	–	(4)
December 31, 1997	1,070,369	27	1,554,200	39	66
Redeemed during 1998	(79,000)	(2)	–	–	(2)
December 31, 1998	991,369	$ 25	1,554,200	$ 39	$ 64

The class B preferred shares rank prior to the common shares of the Company. The Series 8 and Series 10 shares are both redeemable at the Company's option, at $25.00 per share. The Company is to make all reasonable efforts to purchase 18,998 Series 8 shares quarterly at a price not exceeding $25.00 per share. Cumulative preferential dividends for Series 8 and 10 are payable at rates related to the Canadian prime interest rate.

Common shares Issued and outstanding	Number of shares	Amount
January 1, 1997	124,376,911	$ 1,001
Outside directors share compensation plan	5,500	–
Dividend reinvestment plan	31,668	1
December 31, 1997	124,414,079	1,002
Shares purchased and cancelled	(1,875,700)	(15)
Outside directors share compensation plan	4,500	–
Dividend reinvestment plan	37,860	–
Conversion of convertible subordinated debentures	174	–
December 31, 1998	122,580,913	$ 987

Note 9. Share capital (continued):

During the year, the Company effected a normal course issuer bid through the facilities of The Toronto Stock Exchange for up to 11,190,390 common shares. As of December 31, 1998, 1,875,700 shares have been purchased for $28 million. The $13 million excess of purchase price over the average stated value of the shares purchased has been charged to retained earnings.

At December 31, 1998, the Company had 5.2 million (1997 – 2.1 million) outstanding stock options, granted to directors and key employees.

Year of grant	Number of shares	Price	Exercise period
1995	80,000	$16.49	1998 – 2005
1996	302,000	$17.94	1998 – 2006
1996	100,000	$19.07	1998 – 2006
1997	632,000	$17.60	1998 – 2007
1997	1,000,000	$17.39	1998 – 2007
1998	2,510,000	$19.20	1999 – 2005
1998	35,000	$16.15	1999 – 2008
1998	500,000	$15.25	1998 – 2005
	5,159,000		

The 1998 grant of 2,510,000 shares is exercisable when the price of the Company's shares achieves certain levels between $23 and $33.

The Company has reserved 14 million common shares for issuance pursuant to the terms of issue of the convertible subordinated debentures and various share purchase and option plans.

Note 10. Earnings statement supplementary information:

(a) Costs and expenses

	1998	1997	1996
Research and development expenses	$ 5	$ 10	$ 10
Rental expense	$ 30	$ 32	$ 38

(b) Other income

	1998	1997	1996
Income from investments	$ 26	$ 8	$ 10
Gain on disposal of investments (Note 11)	98	44	79
Other	14	11	15
	$ 138	$ 63	$ 104

(c) Interest expense

	1998	1997	1996
Long term debt	$ 110	$ 123	$ 132
Convertible subordinated debentures	5	5	5
Other	16	21	14
	131	149	151
Less: Allocated to discontinued operations	(23)	(51)	(49)
	$ 108	$ 98	$ 102

(d) Income tax

	1998	1997	1996
Current	$ (31)	$ (14)	$ 8
Deferred	12	31	(23)
Total income tax (expense) recovery	$ (19)	$ 17	$ (15)

Income tax rate reconciliation (%)	1998	1997	1996
Canadian federal income tax rate	(38.0)	38.0	(38.0)
Provincial and state taxes and federal surtax	(8.4)	3.3	3.6
Large corporation tax	(1.8)	(1.5)	(4.6)
Canadian manufacturing and processing allowance	5.2	(2.0)	(2.4)
Capital gains	15.3	1.7	29.7
Foreign tax rates	10.3	(5.7)	10.3
Goodwill amortization	(3.5)	(6.1)	(10.8)
Other items	0.3	(15.4)	(4.5)
Effective income tax rate	(20.6)	12.3	(16.7)

Note 11. Sale of investments:

In 1998, MacMillan Bloedel sold its 50% interest in MacMillan Bathurst for proceeds of $185 million, resulting in a gain of $98 million ($67 million after tax). MacMillan Bloedel also sold its paper and medium density fibreboard businesses in 1998 (Note 14).

During 1997, MacMillan Bloedel sold its transportation business and a log towing and barging division. The assets of the transportation business were sold for net proceeds of $108 million, resulting in a pre-tax gain of $13 million. The log towing and barging division was sold for net proceeds of $33 million, resulting in a pre-tax gain of $31 million.

In 1996, MacMillan Bloedel sold its interest in KNP BT for net proceeds of $549 million, resulting in a gain of $79 million.

Note 12. Business acquisitions:

During the fourth quarter of 1998, MacMillan Bloedel acquired an additional 19% interest in Eagle Forest Products Limited Partnership, increasing its ownership interest to 70%. The joint venture is accounted for using the proportionate consolidation method.

Acquisition costs were allocated as follows:

Working capital	$ 2
Property, plant and equipment	14
Other assets	8
Other long term liabilities	(9)
	$ 15

During 1996 MacMillan Bloedel acquired an additional 82% interest in MacMillan Bloedel North Superior Limited Partnership, formerly Jager Strandboard Limited Partnership, an oriented strandboard mill in Ontario, to increase its ownership interest to 100%. Prior to this acquisition, Jager was a joint venture and was accounted for using the proportionate consolidation method. The 1996 acquisition has been accounted for by the purchase method with the results of the operation fully consolidated in these financial statements from the date of acquisition.

Acquisition costs were allocated as follows:

Working capital	$ 1
Property, plant and equipment	83
Other assets	2
Other long term liabilities	(2)
	$ 84

Note 13. Restructuring and other unusual charges:

	1998	1997	1996
Restructuring costs and asset write-downs	$ 15	$ 145	$ 42
Other unusual charges	63	56	-
	$ 78	$ 201	$ 42

Restructuring costs and asset write-downs

The 1998 restructuring charge of $15 million relates primarily to a provision for employee severance and other costs associated with a number of cost reduction initiatives under way in Solid Wood divisions and in administration functions.

In 1997, a comprehensive strategic evaluation of each of the Company's businesses was undertaken. As a result, a major reorganization and downsizing of administrative, manufacturing and distribution operations was initiated. Restructuring costs and asset write-downs recorded in 1997 include $69 million related to severance costs for hourly and salaried employees, $13 million for closure and lease termination costs and $60 million for the write-down of specific investments and capital assets to estimated realizable value. Additional restructuring costs and asset write-downs relate to specific businesses for which a formal plan of disposal was adopted prior to the 1997 year-end. These costs have been included in the results from discontinued operations and are referred to in Note 14.

The 1996 organizational restructuring costs include $17 million related to provisions for employee severance and business relocation costs and $25 million associated with the write-down of a non-core asset.

Other unusual charges

Other unusual charges in 1998 amounting to $63 million relate to a provision for funding a subsidiary company's estimated working capital requirements associated with the administration and resolution of roofing product claims. The majority of the $56 million charge recorded against 1997 results also related to these claims.

Note 14. Discontinued operations:

In December 1997, MacMillan Bloedel approved a plan to exit its paper business and sell its medium density fibreboard (MDF) business.

In April 1998, the paper business was sold for proceeds of $850 million, resulting in an after tax loss of $35 million.

Effective September 30, 1998, the MDF business was sold for proceeds of $160 million, resulting in an after tax loss of $138 million, $133 million of which was accrued in 1997.

For reporting purposes, results, financial position and cash flows of discontinued operations have been disclosed separately from those of continuing operations for the periods presented.

Summarized financial information of the discontinued operations is as follows:

Results of discontinued operations	Paper	MDF	Total
1998			
Sales	$ 272	$ 40	$ 312
Earnings before income tax	$ 16	$ -	$ 16
Income tax expense	(7)	-	(7)
	9	-	9
Gain (loss) on disposal	34	(8)	26
Income tax (expense) recovery	(69)	3	(66)
	(35)	(5)	(40)
Loss from discontinued operations	$ (26)	$ (5)	$ (31)
1997			
Sales	$ 743	$ 30	$ 773
Loss before income tax	$ (130)	$ (43)	$ (173)
Income tax recovery	44	15	59
	(86)	(28)	(114)
Estimated loss on future operations and disposal, net of tax of $80 million	–	(133)	(133)
Loss from discontinued operations	$ (86)	$ (161)	$ (247)
1996			
Sales	$ 696	$ –	$ 696
Loss before income tax	$ (45)	$ (2)	$ (47)
Income tax recovery	17	–	17
Loss from discontinued operations	$ (28)	$ (2)	$ (30)

The results from discontinued paper operations in 1997 and 1996 include unusual items pertaining primarily to restructuring costs and asset write-downs which amount to $66 million and $22 million respectively, on an after tax basis.

Financial position of discontinued operations	Paper	MDF	Total
1998			
Assets of discontinued operations	$ -	$ -	$ -
Liabilities and deferred income taxes of discontinued operations	$ -	$ -	$ -
1997			
Current assets	$ 226	$ 14	$ 240
Property, plant and equipment	928	152	1,080
Other assets	3	7	10
Assets of discontinued operations	$ 1,157	$ 173	$ 1,330
Current liabilities	$ 165	$ 81	$ 246
Long term liabilities	400	227	627
Deferred income taxes	182	–	182
Liabilities and deferred income taxes of discontinued operations	$ 747	$ 308	$ 1,055

Changes in financial position of discontinued operations	Paper	MDF	Total
1998			
Operating activities	$ 21	$ (46)	$ (25)
Investing activities	832	157	989
Financing activities	-	(236)	(236)
Cash provided by (used for) discontinued operations	$ 853	$ (125)	$ 728
1997			
Operating activities	$ 40	$ (34)	$ 6
Investing activities	(141)	(50)	(191)
Financing activities	–	45	45
Cash used for discontinued operations	$ (101)	$ (39)	$ (140)
1996			
Operating activities	$ 80	$ 13	$ 93
Investing activities	(84)	(199)	(283)
Financing activities	(64)	137	73
Cash used for discontinued operations	$ (68)	$ (49)	$ (117)

Note 15. Pension plans:

Prior to June 30, 1996, MacMillan Bloedel's pension plans were defined benefit plans and covered substantially all salaried employees. Effective July 1, 1996, existing salaried employees of Canadian plans were given the choice of joining a defined benefit plan or a defined contribution plan. New employees are enrolled in the defined contribution plan.

The hourly employees are generally members of negotiated plans that require contributions specified by collective agreements.

(a) Defined benefit plan

The defined benefit plan provides benefits based on length of service and average earnings. Contributions to the pension plans are based on actuarial valuations.

The consolidated summary of MacMillan Bloedel sponsored salaried pension plans, including those of the joint ventures, is as follows:

	1998	1997
Pension fund assets	$ 792	$ 780
Obligations for pension benefits	656	718
Excess of fund assets over obligations	136	62
Provisions	9	20
Excess of provisions and fund assets over obligations	$ 145	$ 82

Pension assets and obligations for the employees of the paper business were included in the sale of discontinued operations and are, therefore, excluded from the 1998 amounts.

(b) Defined contribution plan

MacMillan Bloedel's contribution to the plan is based on employee compensation.

Note 16. Financial instruments:

(a) Derivatives

At December 31, 1998 foreign exchange delivery contracts amounted to $699 million, which was $26 million above the fair value. These derivatives, all of which mature within two years, were comprised of the following: $611 million in US dollars; $87 million in Japanese yen; and $1 million in other currencies.

(b) Long term debt

The interest rates applicable to long term debt were generally lower than the interest rates that would have applied had MacMillan Bloedel incurred such debt as at December 31, 1998. The fair value of long term debt, excluding non-recourse debt of joint ventures, approximated $765 million at December 31, 1998 (1997 – $1,640 million). The carrying amounts were $796 million and $1,537 million in 1998 and 1997 respectively. The carrying amounts of non-recourse debt of joint ventures approximated fair value in both reporting periods. The fair value of debt instruments was based on quoted market prices and, where not available, discounted cash flow analysis.

(c) Current assets and liabilities

The carrying values reported in the balance sheet for cash and short term investments, receivables, short term bank borrowings and accounts payable and accrued liabilities are reasonable estimates of fair values.

Note 17. Commitments:

The future annual payments under operating leases are as follows:

1999	$ 22
2000	16
2001	14
2002	12
2003	10
2004 - 2013	54

Note 18. Contingencies:

American Cemwood Corporation

American Cemwood Corporation ("ACC"), a wholly-owned subsidiary of the Company's subsidiary, MacMillan Bloedel (USA) Inc., was, at February 10, 1999, defending four proposed class action suits, three in California and a consolidated multi-case proceeding in Colorado. These suits seek damages allegedly caused by the failure of cement-fibre roofing products manufactured by ACC ("ACC shakes"). ACC discontinued manufacturing in April 1998. Collectively, the suits seek damages on behalf of all persons in the United States who own homes or other structures on which ACC shakes were installed. MacMillan Bloedel Limited and MacMillan Bloedel (USA) Inc. are named as co-defendants in most of these suits. Plaintiffs in the consolidated action in Colorado had moved for class certification, but that motion had not been decided at February 10, 1999. It is not determinable at this time whether a class will be certified in that case or any of the others or whether the attempts to include the Company or its other named subsidiaries in these suits will be successful. At December 31, 1998, ACC had approximately 800 claims, including a number of associated lawsuits, pending in respect of ACC shakes. Approximately 1,750 claims were settled during 1998. ACC has entered into an Assurance of Voluntary Compliance with the Oregon Department of Justice pursuant to which it has contributed US $0.4 million to an Oregon consumer education fund and is establishing a US $6.2 million trust to fund resolution of eligible claims concerning ACC shakes.

The ultimate outcome of roofing product claims against ACC and their impact on MacMillan Bloedel, if any, is not determinable at this time. MacMillan Bloedel's current policy with respect to ACC is to provide ACC with sufficient working capital to administer these claims in the normal course of business. MacMillan Bloedel may change this policy should it determine it is no longer prudent to continue. ACC and MacMillan Bloedel have demanded coverage of these claims from their insurance carriers, but it is unknown at this time the extent to which coverage will be provided. At the beginning of 1998, MacMillan Bloedel had a provision of approximately $51 million for funding ACC's estimated working capital requirements, including an estimate of amounts required to administer and satisfy roofing product claims. Approximately $33 million, including legal

Note 18. Contingencies (continued):

and administrative costs, was expended in 1998 in respect of these claims. The 1998 operating earnings include a $63 million pre-tax increase in this provision (Note 13). As with all accounting estimates, due to the many variables and uncertainties involved in estimating the cost to administer and satisfy claims, actual claims experience could differ significantly from the estimated provision, which could result in future charges.

Timberlands

MacMillan Bloedel has filed claims against the British Columbia Government seeking compensation for breach of contractual obligations and fiduciary duty related to increases in royalties on timber licences and expropriation of property and related interests. The outcome of these proceedings cannot be determined at this time.

Note 19. Uncertainty due to the year 2000 issue:

The year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the year 2000 issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the year 2000 issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved. MacMillan Bloedel has a comprehensive year 2000 program which is anticipated to be essentially complete by mid-1999.

Note 20. Significant differences between Canadian and US generally accepted accounting principles:

The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differ in some respects from US GAAP.

Canadian GAAP requires proportionate consolidation for investments in joint ventures that would be accounted for by the equity method pursuant to US GAAP. Note 2 to the consolidated financial statements provides details of the impact of proportionate consolidation.

Post-retirement benefits other than pensions are expensed as such costs are incurred. US GAAP requires accrual accounting for health care and other post-retirement benefits.

As required under Canadian GAAP, the Company separates the convertible subordinated debentures into debt and equity components. The interest related to the equity component is reflected as a charge to retained earnings. US GAAP requires the convertible subordinated debentures be shown as debt and related interest expense be charged to income.

Canadian GAAP requires gains and losses on forward exchange contracts which hedge anticipated future sales to be included in earnings in the same period the sale is recognized. Under US GAAP such gains and losses would have been charged to income in the same period in which the exchange rate changes or in the case of settlement, in

the period when the transaction is settled. The 1998 US GAAP earnings information presented below has been restated to reflect an after-tax difference of $15 million.

Under Canadian GAAP, when debt is retired, the difference between the net carrying amount of the debt and the cost of retirement may, under certain circumstances, be recognized as a loss in the period in which the decision to retire the debt is made. Under US GAAP, the loss is recognized as an extraordinary item in the period of retirement, net of related taxes. The 1997 and 1998 US GAAP earnings information presented below has been restated to reflect an after-tax difference in each year of $22 million.

Deferred income taxes are accounted for using the deferral method. Future income taxes for US GAAP are accounted for using the accrual method in which all temporary differences between accounting and tax values of assets and liabilities are recognized. Such differences are revalued each period using currently enacted tax rates. The 1998 US GAAP earnings information presented below, previously reported as a credit of $5 million, has been restated to reflect a further difference of $29 million.

The restatements noted in the three preceding paragraphs have reduced previously reported US GAAP net earnings for 1998 of $42 million to a US GAAP loss of $24 million, and decreased the US GAAP loss for 1997 from $368 million to $346 million.

The following reconciles earnings information between Canadian and US GAAP and compares Canadian and US GAAP balance sheet information where there is a difference. Amounts include both continuing and discontinued operations.

Earnings information	1998	1997	1996
Net earnings (loss) per financial statements	$ 42	$ (368)	$ 51
Post-retirement benefits (net of tax)	(4)	(4)	(3)
Revenue hedges (net of tax)	(15)		
Deferred income taxes	(24)	5	7
Interest on equity component of convertible subordinated debentures (net of tax)	(1)	(1)	(1)
Debt retirement (net of tax)	(22)	22	
Net earnings (loss) - US GAAP	(24)	(346)	54
Provision for dividends on preferred shares	(4)	(3)	(4)
Net earnings (loss) attributable to common shareholders - US GAAP	$ (28)	$ (349)	$ 50

	Canadian GAAP		US GAAP	
Balance sheet information	1998	1997	1998	1997
Common shareholders equity				
Common shares	$ 987	$ 1,002	$ 987	$ 1,002
Retained earnings	507	508	456	522
	1,494	1,510	1,443	1,524
Foreign exchange translation adjustment	(30)	(87)	(30)	(87)
	$ 1,464	$ 1,423	$ 1,413	$ 1,437
Long term debt, including convertible subordinated debentures	$ 917	$ 1,673	$ 888	$ 1,613
Post-retirement benefits obligations	$	$	$ 85	$ 77
Deferred income tax asset (liability)	$ (18)	$ (170)	$ 30	$ (101)

Note 21. Segmented information:

In 1997, MacMillan Bloedel adopted the Canadian accounting requirements related to the presentation of segments using a management approach. Under this approach, segments are based on the way that management organizes the business for making operating decisions and assessing performance.

The following summary briefly describes the operations included in each of MacMillan Bloedel's continuing segments:

SOLID WOOD – Includes logs harvested in British Columbia which are converted into lumber or sold, and includes the Japanese marketing subsidiary.

ENGINEERED LUMBER - Comprises MacMillan Bloedel's 49% ownership interest in Trus Joist MacMillan.

DISTRIBUTION – Consists of the marketing and distribution of building materials and allied products throughout North America.

PACKAGING – Consists of the manufacture and marketing of containerboard in Alabama, Kentucky and Ontario and is integrated with MacMillan Bloedel's US converting plants; also includes a logging operation and two wood product mills in Alabama. The 50% ownership interest in MacMillan Bathurst was sold in 1998.

ALL OTHER – Includes Green Forest Lumber which comprises logging and sawmill operations in Ontario and associated marketing organization; also includes MacMillan Bloedel's Canadian panelboard manufacturing operations, lumber and particleboard mills in Mexico, as well as a cement-fibre roofing subsidiary in Oregon, closed in 1998, and transportation services, sold during 1997.

Inter-segment sales are transacted at market values.

Business segments	Sales	Depreciation, depletion and amortization	Operating earnings	Assets	Capital expenditures
1998					
Solid Wood	$ 1,030	$ 35	$ 14	$ 596	$ 16
Engineered Lumber	565	41	62	536	34
Distribution	1,459	5	9	222	18
Packaging	1,095	81	71	999	74
All Other	620	22	80	446	6
	4,769	184	236	2,799	148
Corporate		8	(58)	557	11
Inter-segment	(586)		4	(13)	
Restructuring and other unusual charges			(78)		
Total continuing operations	$ 4,183	$ 192	$ 104	$ 3,343	$ 159
1997					
Solid Wood	$ 1,329	$ 42	$ 108	$ 757	$ 15
Engineered Lumber	479	32	52	523	27
Distribution	1,718	6	9	299	6
Packaging	1,009	74	22	1,073	31
All Other	635	41	5	469	10
	5,170	195	196	3,121	89
Corporate		11	(70)	125	1
Inter-segment	(649)		(28)	(17)	
Restructuring and other unusual charges			(201)		
Total continuing operations	$ 4,521	$ 206	$ (103)	$ 3,229	$ 90

Business segments	Sales	Depreciation, depletion and amortization	Operating earnings	Assets	Capital expenditures
1996					
Solid Wood	$ 1,281	$ 57	$ 56	$ 893	$ 40
Engineered Lumber	386	31	32	422	13
Distribution	1,520	5	6	286	11
Packaging	992	59	40	1,081	110
All Other	614	20	25	570	41
	4,793	172	159	3,252	215
Corporate		12	(39)	167	5
Inter-segment	(526)		10	16	
Restructuring and other unusual charges			(42)		
Total continuing operations	$ 4,267	$ 184	$ 88	$ 3,435	$ 220

Geographic information	Sales to unaffiliated customers from	Capital assets
1998		
Canada	$ 1,748	$ 529
United States	2,105	1,211
Japan	261	1
Other	69	36
Corporate		25
	$ 4,183	$ 1,802
1997		
Canada	$ 1,900	$ 623
United States	2,105	1,148
Japan	438	1
Other	78	50
Corporate		12
	$ 4,521	$ 1,834
1996		
Canada	$ 1,896	$ 659
United States	1,852	1,161
Japan	470	2
Other	49	150
Corporate		40
	$ 4,267	$ 2,012

EXHIBIT 3 - Consent of Independent Accountants

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
601 West Hastings Street
Suite 1400
Vancouver British Columbia
Canada V6B 5A5
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7664
Direct Fax +1 (604) 806-7667

CONSENT OF INDEPENDENT ACCOUNTANTS

To Weyerhaeuser Company

We consent to the use of our Auditors' Report dated February 10, 1999 (except for note 20 which is at September 17, 1999) included in this Form 40F-A filed in the United States.

/s/ PricewaterhouseCoopers LLP
Chartered Accountants

Vancouver, British Columbia
September 17, 1999

EXHIBIT 99.3 The Consolidated Financial Statements of MacMillan Bloedel for the six months ended June 30, 1999 as filed on Form 6-K on August 11, 1999

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

MacMillan Bloedel Limited
(exact name of registrant)

2nd Floor, 925 West Georgia Street, Vancouver, B.C. V6C 3L2
(address of principal executive offices)

Registrant's telephone number: (604) 661-8302

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F _____ Form 40-F __√__

Indicated by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act or 1934.

Yes ____ No __√__

Attached is the Report for the Six Months ended on June 30, 1999 as filed with the Security Commissions in Canada on August 11, 1999.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MacMillan Bloedel Limited (Registrant)

By "G.E. Mynett"

G.E. Mynett
Corporate Secretary

Date: August 11, 1999

MacMillan Bloedel Limited

Q2

Quarterly Report to Shareholders

Six Months Ended
June 30, 1999

MacMillan Bloedel Reports Second Quarter Net Earnings of $73 Million

unaudited ($ millions except per share amounts)	Six Months Ended June 30 1999	Six Months Ended June 30 1998	Three Months Ended June 30 1999	Three Months Ended June 30 1998
Sales	2,220	2,072	1,186	1,082
Earnings (loss) from continuing operations	106		73	(9)
Loss from discontinued operations		(39)		(46)
Net earnings (loss)	106	(39)	73	(55)
Earnings (loss) per common share				
Earnings (loss) from continuing operations				
Basic	.86	(.02)	.60	(.08)
Fully diluted	.82	(.02)	.57	(.08)
Net earnings (loss)				
Basic	.86	(.33)	.60	(.45)
Fully diluted	.82	(.33)	.57	(.45)
Dividends paid per common share	.10	.10	.05	.05
Book value per common share at end of period	12.38	11.03	12.38	11.03
Price range of common shares				
High	27.20	21.65	27.20	21.65
Low	14.00	13.55	16.10	15.55

MacMillan Bloedel reported net earnings of $73 million ($.57 per share fully diluted) for the second quarter 1999, compared with a net loss of $55 million ($.45 per share) for the same period last year. Second quarter 1998 results comprised net losses of $9 million ($.08 per share) from continuing operations and $46 million ($.37 per share) from discontinued operations, which were subsequently disposed of during 1998.

Operating earnings were $131 million for the quarter, up $87 million from the second quarter last year. All of the company's business segments, with the exception of Engineered Lumber, reported significant increases in operating earnings. Very strong demand for building materials in the US market drove prices for oriented strandboard (OSB) to record levels in the quarter. Relative to the second quarter last year, average containerboard prices were flat. A weaker Canadian dollar versus the US dollar and Japanese yen had a favourable impact.

Cash provided by operating activities, before changes in non-cash working capital, was $163 million, compared with $60 million for the second quarter 1998. The ratio of net debt to net debt plus equity was 21% at the end of the quarter.

For the six months ended June 30, 1999, the company reported net earnings of $106 million ($.82 per share) compared with a net loss of $39 million ($.33 per share) for the same period in 1998.

Safety performance

Safety is our number one priority. We continue to improve our safety performance, with a company-wide medical incident rate for the first six months of 1999 of 5.4, down from 7.0 for all of 1998. However we still have some work to do to reach our target of 4.9 for this year.

Operating performance

Operating earnings from Solid Wood were $30 million for the second quarter 1999 compared with $1 million for the same period a year ago. We have made significant progress in reducing costs and improving productivity in our BC logging and sawmill operations. Virtually all of our earnings improvement has come from cost reductions and increased sales volumes. We are not getting any help from the marketplace in terms of pricing for our BC lumber products, which has remained relatively flat overall. We are continuing to manage our private lands to extract maximum value.

Harvest volumes in BC were down 11% compared with the second quarter last year, mainly reflecting reduced logging activity on Crown lands. Direct logging costs during the quarter were on target at $58 per cubic metre. Despite unusually high snow levels, it was possible to maintain an adequate supply of logs to the company's sawmills during the quarter to avoid significant curtailments.

The BC sawmills ran at a combined operating rate of 82% during the quarter compared with 87% for the same period a year ago. Island Phoenix, which started up in late April 1999, has been running on one shift since then, with the exception of a two week shut during June due to a shortage of logs. Aggregate sawmill cash conversion costs for the quarter were 6% over target but down 4% from the average last year.

US demand for building materials continues to be extremely strong. Housing starts for the first five months of 1999 were up 8% compared with the same period last year. Japanese demand for lumber remains steady and inventory levels continue to be relatively low. Housing starts in Japan were down 2% compared to the first five months of 1998.

Solid Wood's BC produced lumber shipments were 17% higher than the second quarter last year, with average prices up about 3% (in Cdn$). Whitewood lumber shipments were up 11% versus the same quarter a year ago and average prices were 14% (in Cdn$) higher. Western red cedar shipments were up about 50% compared with the second quarter last year, when log shortages caused downtime in the cedar sawmills. Average cedar prices were down 10% (in Cdn$) due to a higher portion of merch grades in the product mix and lower pricing for decking products.

Second quarter operating earnings from MB's 49% investment in Trus Joist MacMillan (TJM) were $19 million, up $1 million from the same quarter last year. TJM's sales for the quarter were up 19% (in US$) from the second quarter 1998, however margins were impacted by higher prices for raw materials.

Panelboards earnings were $40 million compared with $11 million for the second quarter 1998, driven primarily by OSB prices, which were up almost 50% (in US$) on average versus the second quarter a year ago. OSB sales revenue more than doubled over the second quarter last year due to higher prices and additional volumes from increased ownership in Eagle Forest Products and Saskfor MacMillan. On a combined basis, the OSB mills ran near full capacity during the second quarter of both 1999 and 1998.

Distribution contributed $24 million to operating earnings, an increase of $14 million over the second quarter 1998, resulting in part from strong markets, but more significantly from cost savings and a more focused business strategy which distinguishes between commodity trading and warehouse operations. Combined sales were up 16% from the same period last year, with gross margins up 1/2% in commodity trading and 2% in warehouse operations.

Earnings from Packaging were $33 million versus $18 million for the second quarter last year. Average industry linerboard prices for the quarter were unchanged (in US$) compared with the same period a year ago, with price increases of US$50 per ton for linerboard and US$60 per ton for corrugating medium, announced in March 1999, fully implemented during the quarter. Much of the increase

in earnings resulted from lower fibre costs at Pine Hill. On a combined basis, the containerboard mills operated at full capacity during the second quarter of 1999 compared with 95% for the same period last year. Packaging's second quarter 1998 results included earnings of $5 million from MB's 50% interest in MacMillan Bathurst, which was sold in August 1998.

Recent developments

In June 1999, Weyerhaeuser Company announced that it would acquire MacMillan Bloedel Limited in a stock transaction valued at approximately US$2.45 billion (Cdn$3.59 billion) based on the closing price of Weyerhaeuser common stock and the value of the Canadian dollar on June 18, 1999. The Boards of both companies have unanimously approved an agreement that provides MB shareholders with 0.28 shares of common stock in Weyerhaeuser, or for MB's Canadian shareholders, equivalent exchangeable shares in a new Weyerhaeuser Canadian subsidiary, for each MB share owned. This transaction is subject to normal regulatory approvals in the US and Canada and court approval in Canada. It also requires a favourable vote by MB common shareholders. The shareholder vote and closing of the transaction are expected to take place in the fourth quarter 1999.

In June 1999, MB purchased its partner's 50% interest in Saskfor MacMillan at a net cash cost of $63 million. The company also announced it was starting construction of a $180 million OSB mill in Saskatchewan and had concluded a twenty year Forest Management Agreement with the government of Saskatchewan to secure a fibre supply. In addition, in early July, MB acquired the remaining 10% interest of Eagle Forest Products at a cost of $8 million.

In March 1999, agreement was reached with the BC government to compensate MB for the negotiated value of harvesting rights lost during the creation of parks on Vancouver Island in the mid-1990's. During June, the government held a series of public hearings to gather input on whether the compensation of approximately $84 million owed MB will be paid in cash or in land. No decision has yet been made by the government on this matter.

Also in March 1999, US Customs announced that it proposed to reclassify several products imported from Canada, which were previously exempted from quota restrictions under the Canada/US Softwood Lumber Agreement. In June, US Customs officially reclassified two such products, rougher headed lumber and notched studs, effective August 9, 1999. During 1998, 30 million board feet or 17% of MB's total BC produced lumber shipments to the US were rougher headed lumber.

Outlook

We expect the current strength in the US building materials market to continue into the third quarter this year. While we have not yet seen significant signs of recovery in Japan, we anticipate that market will remain steady. We do not plan to take any downtime in our BC sawmills in the third quarter, other than regularly scheduled maintenance. The outlook is also positive for the containerboard business. Most containerboard producers have announced price increases of US$40 per ton for linerboard and US$50 per ton for medium effective July 1.

Dividends

On June 10, 1999 the Board of Directors declared a cash dividend of 5 cents per common share payable on September 10, 1999 to shareholders of record on August 12, 1999. The Board also declared the cash dividends on the preferred shares in accordance with MB's articles.

Significant claims and litigation

There are no new material developments regarding roofing product claims against American Cemwood Corporation, a wholly owned subsidiary of MB's subsidiary MacMillan Bloedel (USA) Inc. The ultimate outcome of such claims and their impact on MB, if any, is not determinable at this time.

Year 2000

MB's Y2K program targeted the end of June 1999 for completion of remediation of critical systems and hardware. With minor exceptions, this target has been substantially met. Specific projects are scheduled for the third quarter 1999 to deal with these exceptions.

Y2K readiness for in-house supported business information systems for Solid Wood, Panelboards, Distribution, Packaging and corporate groups is complete. A quality assurance program is under way to revalidate the Y2K readiness of most of these systems and as yet, no material items have been identified. A desktop server upgrade project is 98% complete, with remaining work scheduled for completion in July 1999.

Critical supplier and customer programs are expected to remain in progress in all business groups within MB throughout the balance of 1999. Contingency plans have been developed to address the risks to MB in the event of a failure of the supply of services or products to MB which are critical to the conduct of its business.

Corporate-wide contingency plan development is on target for completion by the end of August 1999. These plans include risk assessment and risk mitigation plans for critical processes subject to Y2K related risks.

Since inception, through the end of June 1999, MB has spent approximately $11 million on its Y2K program and it is currently anticipated that the final cost of the program, including contingency measures, will not exceed $15 million. These amounts are direct costs and do not include all the internal costs of employee time and resources, some of which are difficult to define with an acceptable degree of reliability. All costs are being expensed as incurred.

Notwithstanding the steps being taken by MB to achieve Y2K readiness, there is no assurance that uncertainties surrounding the Y2K problem will not materially or adversely impact MB's business operations and its customers and business relationships.

Corporate profile

MacMillan Bloedel (TSE MB; Nasdaq MMBL) is one of Canada's largest forest products companies with integrated operations in Canada, the US and Mexico. The products of MB and its affiliate companies are marketed throughout the world and include lumber, panelboards, engineered lumber, containerboard and corrugated containers. Further information on MB is available on the company's website (www.mbltd.com).

W.T. Stephens
President & Chief Executive Officer

R.F. Haskayne
Chairman of the Board

July 21, 1999

Forward-looking statements include, without limitation, statements regarding expectations of operating results. Investors are cautioned that forward-looking statements are subject to an inherent risk that actual results may vary materially from those described, projected or implied herein. Factors that may result in such variance include changes in interest rates, commodity prices and other economic conditions; actions by competitors; changing weather conditions and other natural phenomena; actions by government authorities; technological developments such as Y2K; future decisions by management in response to changing conditions; and misjudgments in the course of preparing forward-looking statements.

Consolidated Balance Sheet

unaudited ($ millions)	June 30 1999	June 30 1998
ASSETS		
Current assets		
Cash and short term investments	$ 464	$ 937
Accounts receivable	407	464
Inventories	603	672
Other	28	25
	1,502	2,098
Property, plant and equipment	1,800	1,806
Investments and other assets	94	82
	3,396	3,986
Assets of discontinued operations		171
	$ 3,396	$ 4,157
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Bank indebtedness and notes payable	$ 20	$ 52
Accounts payable and accrued liabilities	647	621
Current portion of long term debt	27	396
	694	1,069
Long term debt	865	1,083
Other long term obligations	114	121
Deferred income taxes	60	68
	1,733	2,341
Liabilities and deferred income taxes of discontinued operations		277
	1,733	2,618
Shareholders' equity		
Equity component of convertible subordinated debentures	112	109
Preferred shares	62	65
Common shareholders' equity		
Common shares - 120,298,770 shares (1998 - 124,447,342 shares)	969	1,002
Retained earnings	573	446
Foreign exchange translation adjustment	(53)	(83)
	1,489	1,365
	1,663	1,539
	$ 3,396	$ 4,157

Consolidated Statement of Earnings

unaudited ($ millions except per share amounts)	Six Months Ended June 30 1999	Six Months Ended June 30 1998	Three Months Ended June 30 1999	Three Months Ended June 30 1998
Sales	$ 2,200	$ 2,072	$ 1,186	$ 1,082
Costs and expenses				
Materials, labour and other operating expenses	1,753	1,735	924	906
Depreciation, depletion and amortization	97	90	50	47
Selling, general and administrative (Note 1)	160	168	81	85
	2,010	1,993	1,055	1,038
Operating earnings	190	79	131	44
Other income	21	8	8	4
Debt retirement costs		(35)		(35)
Interest expense	(39)	(53)	(19)	(30)
Earnings (loss) from continuing operations before income taxes	172	(1)	120	(17)
Income tax (expense) recovery	(66)	1	(47)	8
Earnings (loss) from continuing operations	106		73	(9)
Loss from discontinued operations		(39)		(46)
Net earnings (loss)	$ 106	$ (39)	$ 73	$ (55)
Earnings (loss) per common share				
Earnings (loss) from continuing operations				
Basic	$ .86	$ (.02)	$ .60	$ (.08)
Fully diluted	$ .82	$ (.02)	$ .57	$ (.08)
Net earnings (loss)				
Basic	$ .86	$ (.33)	$ .60	$ (.45)
Fully diluted	$ .82	$ (.33)	$ .57	$ (.45)

Consolidated Statement of Retained Earnings

unaudited ($ millions)	Six Months Ended June 30 1999	Six Months Ended June 30 1998	Three Months Ended June 30 1999	Three Months Ended June 30 1998
Retained earnings, beginning of period	$ 507	$ 508	$ 515	$ 517
Net earnings (loss)	106	(39)	73	(55)
	613	469	588	462
Purchase of common shares in excess of average stated value	17			
Stock option plan - share appreciation right payments, net of income taxes	1		1	
Interest on equity component of convertible subordinated debentures	1	1		1
Dividends				
Preferred shares	3	3	2	2
Common shares	18	19	12	13
	40	23	15	16
Retained earnings, end of period	$ 573	$ 446	$ 573	$ 446

Consolidated Statement of Cash Flow

unaudited ($ millions)	Six Months Ended June 30 1999	1998	Three Months Ended June 30 1999	1998
Operating activities				
Earnings from continuing operations	$ 106	$	$ 73	$ (9)
Depreciation, depletion and amortization	97	90	50	47
Debt retirement costs		35		35
Deferred income taxes	53	(9)	40	(13)
	256	116	163	60
Changes in non-cash working capital				
Accounts receivable	(144)	(71)	(15)	49
Inventories	2	80	(3)	8
Accounts payable and accrued liabilities	82	19	23	36
Other	(8)	(7)	(7)	3
Cash provided by operating activities	188	137	161	156
Investing activities				
Capital expenditures	(75)	(49)	(37)	(31)
Acquisition of businesses, net of cash acquired	(81)		(63)	
Investments and other assets	(7)	(1)	(5)	
Disposal of assets and other	(17)	30	(8)	28
Cash used for investing activities	(180)	(20)	(113)	(3)
Financing activities				
Net debt repaid	(67)	(111)	(26)	(73)
Debt retirement costs		(35)		(35)
Purchase and redemption of shares	(37)		(2)	
Dividends paid	(15)	(15)	(8)	(8)
Cash used for financing activities	(119)	(161)	(36)	(116)
Cash provided by (used for) continuing operations	(111)	(44)	12	37
Cash provided by discontinued operations		812		783
Net increase (decrease) in cash and short term investments	(111)	768	12	820
Cash and short term investments, beginning of period	586	165	459	112
Effect of exchange rate changes	(11)	4	(7)	5
	575	169	452	117
Cash and short term investments, end of period	$ 464	$ 937	$ 464	$ 937

Segmented Information (Note 2)

unaudited ($ millions)	Six Months Ended June 30 1999	1998	Three Months Ended June 30 1999	1998
Sales				
Solid Wood	$ 585	$ 516	$ 306	$ 253
Engineered Lumber	327	267	166	137
Panelboards	168	95	93	47
Distribution	978	898	551	476
Packaging	493	582	254	300
Other Operations	23	21	11	10
Inter-segment	(374)	(307)	(195)	(141)
	$ 2,200	$ 2,072	$ 1,186	$ 1,082
Operating earnings				
Solid Wood	$ 62	$ 13	$ 30	$ 1
Engineered Lumber	36	32	19	18
Panelboards	59	16	40	11
Distribution	29	7	24	10
Packaging	37	43	33	18
Other Operations	3	(2)	1	(2)
Corporate	(33)	(33)	(18)	(12)
Inter-segment	(3)	3	2	
	$ 190	$ 79	$ 131	$ 44

Selected MB Produced Product Shipments

		Six Months Ended June 30 1999	1998	Three Months Ended June 30 1999	1998
Solid Wood					
Lumber - BC produced[1]	MMfbm	390	300	189	161
Logs and chips - BC produced[2]	k m3	1,965	1,412	1,227	973
Packaging					
Containerboard[3]	k tonnes	502	476	247	230
Corrugated containers[4]	k tonnes	229	209	115	106
Panelboards					
OSB - Canada produced[5]	MMsq.ft. 3/8"	457	360	233	173

1 Includes sales to Distribution.

2 1998 includes sales to former MB Paper mills.

3 Includes sales to Packaging and MacMillan Bathurst corrugated container plants the latter of which was sold effective August 1998.

4 Includes SpaceKraft®, sheet and sheet feeder plants. Amounts have been restated to conform with the current presentation. Excludes sales by MacMillan Bathurst.

5 Includes sales to Distribution and MB's proportionate share of joint ventures. 1999 sales include all of Eagle Forest while 1998 reflects 51%. Since June 1, 1999 sales include all of Saskfor MacMillan while prior periods reflect 50%.

Notes to Consolidated Financial Statements

1. To conform with general industry practice, effective January 1, 1999, the company changed the classification of certain costs previously recorded as selling, general and administrative expenses. Prior periods have been restated.

2. Effective January 1, 1999, the company has made organizational changes that impact the composition of reportable business segments. As a result, the sawmills in Ontario are now included in the Solid Wood segment with the Green Forest Lumber trading and marketing operations included in the Distribution segment. The Canadian panelboard operations are now reflected under the Panelboards segment. Previously disclosed segment information has been restated.

3. The company acquired the remaining 50% of the Saskfor MacMillan Limited Partnership for $80 million during the second quarter bringing the ownership to 100%. The Saskfor assets include an OSB mill, a plywood plant and a sawmill.

Stock Exchange Listings

MacMillan Bloedel Common & Class B preferred shares Series 8 and 10 are listed for trading on the Toronto, Montreal and Vancouver stock exchanges (ticker symbol MB). In the USA, MB common shares trade on the NASDAQ National Market System (ticker symbol MMBL).

Transfer Agents and Registrars

Canada
Montreal Trust Company of Canada
(Vancouver, Calgary, Regina,
Winnipeg, Toronto, Montreal)
Contact: Shareholder Inquiries
Phone: 1-800-660-5552
Phone: (604) 661-0222
Fax: (604) 661-9480

USA
Bank of Nova Scotia Trust Company
of New York, as agent for
Montreal Trust Company of Canada
Phone: (212) 225-5422
Fax: (212) 225-5436

Shareholder Inquiries
Any shareholder inquiries regarding administrative matters may be directed to Montreal Trust Company of Canada at the 1-800 number listed above.

Dividend Reinvestment Plan

Registered MB shareholders are eligible to participate in the MB Dividend Reinvestment Plan. For information on the Plan, please contact Montreal Trust Company of Canada at the 1-800 number listed above.

Investor Relations Information

Shareholders, financial analysts, portfolio managers and other investors seeking information about MB should contact:
Marcia Butler
Director, Corporate Finance and Investor Relations
Phone: (604) 661-8312
Fax: (604) 681-5908

Financial Information

Requests for financial publications, such as annual and quarterly reports to shareholders, should be directed to:
MacMillan Bloedel Limited
Investor Relations
925 West Georgia Street
Vancouver, British Columbia
Canada V6C 3L2
Phone: (604) 661-8310
Fax: (604) 681-5908

These documents are also available in French upon request.

Public Information

General inquiries about MB should be directed to:
MacMillan Bloedel Limited
Public Affairs
925 West Georgia Street
Vancouver, British Columbia
Canada V6C 3L2
Phone: (604) 661-8144
Fax: (604) 687-5345

Head Office

925 West Georgia Street
Vancouver, British Columbia
Canada V6C 3L2
Phone: (604) 661-8000
Fax: (604) 661-8377

Website

www.mbltd.com

MacMillan Bloedel Limited

www.mbltd.com